UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL

STATEMENTS

—

December 31, 2017 and 2016

with auditor’s report

(A free translation of the original

in Portuguese)

Index (Expressed in millions of reais, unless otherwise indicated)

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

The Shareholders and Board of Directors of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro – RJ
Opinion

We have audited the individual and consolidated financial statements financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("Company"), referred to as parent company and consolidated financial statements, respectively, which comprise the statement of Financial Position as of December 31, 2017, and the statement of income, the statement of Comprehensive Income, Statement of Changes in Shareholders’ equity and Statement of Cash Flows for the year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Petróleo Brasileiro S.A. - Petrobras, as at December 31, 2017, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with Brazilian accounting policies and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB.

Basis for opinion

We conducted our audit in accordance with International and Brazilian Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors' responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent from the Company and its subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements and are set forth on the Professional Code of Ethics for Accountants and on the professional standards issued by the Regional Association of Accountants, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1 - The “Lava Jato investigation” and its effects on the Company
According to note 3 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

With respect to the ongoing investigations conducted by public federal authorities known as " Lava Jato investigation " and its outcomes, the Company carried out an independent investigation, and based on the available information at that moment recognized in 2014 a write-off in the amount of R$6,194 million (R$4,788 million, Company). The amount consists of estimated expenses that were improperly capitalized and additionally paid by the Company on the acquisition of property, plant and equipment in prior periods. That estimate was based on assumptions that the Company has been monitoring ever since, as investigations continue and new facts come up. The most significant of these assumptions are the following: (i) contract terms and payments made to the companies involved; (ii) names of the companies and people involved, as well as direct and indirect relationships with them; and (iii) percentages on illegal payments in contracts.

This assumption due to new information revealed by the investigations currently conducted by the Company was considered significant in our audit. Such information can influence the assumptions that led to the recognition of a write-off of the expenses capitalized in an improper manner in the financial statements, as well as impacting the amounts of those assets in the individual and consolidated financial statements, and in the equity-accounted of the individual financial statements.

Our audit procedures in this area included, among others, evaluating the design, implementation and operating effectiveness of key internal controls adopted by the Company and associated with the capture of processes, risk assessment, measurement, accounting recognition and disclosure of the information about the ongoing investigations conducted by the Company, testing the integrity of the whistle-blowing reports and reporting results to the appropriate governance bodies.

We evaluated the Company's main investigations carried out by the Internal Investigation Commissions and by independent law firms. Based on this, we evaluated whether the Company's position about the estimates and assumptions it has adopted is adequate.

We have also engaged forensic experts to evaluate the scope, including the completeness and the immersion of the independent investigation, particularly with respect to the projects considered to have the greatest exposure to the risk of connection with the illegal acts investigated by the Lava Jato task force. Also have we engaged the forensic experts to make a critical evaluation of the procedures and methods used by the independent investigators, including procedures followed by collecting and analyzing critical documents and/or information, selecting the most critical aspects to apply additional procedures, following up on significant information reported by the media and using the relevant information obtained from the state's evidence and the plea agreements approved by authorities to adjust the estimate of the expenses capitalized in an improper manner.

According to the evidence obtained by applying the procedures described above, we considered that the assumptions and methods used for estimating the capitalized overpayment on the acquisition of property, plant and equipment, as well as the related disclosures, are acceptable in the context of the financial statements taken as a whole, for the year ended December 31, 2017.

2 - Legal proceedings and contingencies
According to note 30.1 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company is involved in labor, civil and tax lawsuits over the normal course of its activities.

The Company's evaluation of the likelihood of loss is supported by criteria and assumptions that involve a high level of complexity and that are influenced by theses and/or judgments resulting from interpretations of complex legal matters that are sometimes polemical at several judicial courts.

We considered this to be a key audit matter due to the fact that the recognition and measurement of provisions and contingent liabilities requires the Company to exercise significant judgment to determine the existence of a present obligation, the likelihood of an outflow of funds and the estimation of the amount of the obligation resulting from the legal proceedings in which the Company is involved, as well as impacting the amounts of those liabilities in the individual and consolidated financial statements, and in the equity-accounted of the individual financial statements.

Our audit procedures included, among others, the evaluation of the design, implementation and effectiveness of key internal controls adopted by the Company and associated with the capture of processes, risk assessment, measurement, accounting recognition and disclosure of provisions for contingencies.

We evaluated the significant estimates and judgments made by the Company by analyzing the criteria and assumptions used for measuring the accrued and/or disclosed amounts that considering the assessment prepared by the Company's internal and external legal counselors, including the tax amnesty programs.

We evaluated the information about the main proceedings and claims involving the Company according to the confirmation received from internal and external legal counselors and other documents produced by the Company.

According to the evidence obtained by applying the procedures described above, we considered that the criteria and assumptions used for estimating the legal proceedings and contingencies, as well as related disclosures, are acceptable in the context of the financial statements taken as a whole, for the year ended December 31, 2017.

3 - Impairment
According to note 14 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The impairment assessment on property, plant and equipment and intangible assets, and the definition of the cash generating units (CGUs) requires the exercise of significant judgment about assumptions, such as: (i) average Brent oil price and average exchange rate (Real/US dollar) whose estimates are relevant for all the company's business segments; (ii) estimates about the recovery of oil and gas reserves; (iii) definition of discount rates and exchange rates.

Due to the high level of complexity involved in evaluating the determination and reviewing of the cash generating units for testing assets for impairment and the level of uncertainties inherent in cash flow projections and the estimates made to determine the recoverability of assets, which requires a significant level of judgment by the Company, that may impact the amount of those assets in the individual and consolidated financial statements and the amount of the investment recorded through the equity pick-up method in the individual financial statements, we considered this to be a key audit matter.

Our audit procedures included, among others, an evaluation of the design, implementation and effectiveness of key internal controls adopted by the Company and associated with the capture of processes, risk assessment, measurement, accounting recognition and disclosure of the impairment loss on and estimates of oil and gas reserves.

Significant aspects of our audit approach included an understanding of the preparation and review of the business plan, budgets and impairment tests made available by the Company. We evaluated the reasonableness of the estimate prepared by the Company, the determination of the CGUs and the methodology used to test the assets for impairment.

We involved a valuation specialist to assist us in evaluating the assumptions and methodologies used by the Company to prepare the asset valuation model and compared the assumptions with the data obtained from external sources, when available, such as the future price of oil and gas, estimated economic growth, the forecast inflation rate and the discount rates. We also conducted a sensitivity analysis for these assumptions.

In order to estimate the recoverability of oil and gas reserves, we compared a study conducted by an external expert hired by the Company with the total amount of Reserves used, and we evaluated the movements in the reserves during the year according to internal and external information regarding production.

We assessed the recoverable value of assets against the book values of the Company's property, plant and equipment and intangible assets to determine the impairment loss on the Company's assets for each CGU. We also assessed the adequacy of the disclosures to the financial statements.

According to the evidence obtained from performing the procedures described above, we considered that the assumptions and methods used for estimating the impairment loss on intangible assets and on property, plant and equipment are reasonable in the context of the financial statements taken as a whole, for the year ended December 31 2017.

4 - Employee benefits
According to note 22 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors pension and health care plans that provide supplementary retirement benefits and medical care to its employees.

Actuarial liabilities are determined according to an actuarial calculation annually made by an independent actuary, according to the projected unit credit method, by reference to actuarial assumptions that comprise demographic and economic estimates, estimates of medical costs, historical data about expenses and employee contributions.

Due to the high level of judgment exercised by the Company to make estimations and the extent of historical data about the employees' expenses and contributions used, that may impact the amount of these liabilities in the individual and consolidated financial statements, and in the equity-accounted of the individual financial statements, we considered this a key audit matter.

Our audit procedures included, among others, an evaluation of the design, implementation and effectiveness of key internal controls adopted by the Company and associated with the measurement and disclosure of actuarial liabilities.

We performed sample techniques to assess the information used to calculate the liabilities, and we obtained information about the technical expertise and experience of the independent actuary in charge of the actuarial calculation.

We involved an actuarial specialist to assist us on evaluated the assumptions and methods used by the Company to calculate the actuarial liabilities. Besides, we compared the figures used with data obtained from external sources, when available, such as discount rate, salary growth, turnover of the pension and health care plans, mortality and disability table and medical costs.

Moreover, with the involvement of valuation specialist, we assessed the estimate of the fair value of the related assets. Moreover, we assessed the disclosures in the financial statements.

During the course of our audit procedures, we identified not recorded adjustments that affect the measurement and disclosure of the actuarial liability, which were not corrected by management, since they were considered to be immaterial

According the evidence obtained from performing the procedures described above, we considered that the policy adopted for recognizing employee benefits is reasonable to support the judgments, estimates and information included in the financial statements taken as a whole, for the year ended December 31, 2017.

5 - Trade receivables from the electricity sector
According to note 8.4 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company provides fuel oil and natural gas, among other products, to thermoelectric power plants (subsidiaries of Eletrobras), state concessionaires and independent energy producers that are part of the isolated energy system of Brazil's Northern region.

A significant portion of the amount used for settling the Company's trade receivables arises from the electricity industry fund called Fuel Consumption Account. Recent legal restrictions have reduced the amounts reimbursed by the fund, causing an increase in the default of the companies that operate in that segment.

Due to the circumstances mentioned above, the materiality of the balance of trade receivables, and the significant level of judgment exercised by the Company to prepare the accounting estimate of the impairment loss on this trade receivables, that may impact the amount of those assets in the individual and consolidated financial statements, we considered this a key audit matter.

Our audit procedures included, among others, an evaluation of the design, implementation and effectiveness of key internal controls adopted by the Company and associated with the capture of processes, risk assessment, measurement and accounting recognition of the balance of trade receivables from the electricity industry.

We performed procedures to assess the impairment loss on trade receivables from the electricity industry. We obtained confirmations from electricity companies based on a sample. Besides, we analyzed debt acknowledgment agreements and the current stage of the negotiations between the Company, Eletrobrás and the federal government.

Finally, we assess the disclosures made in the individual company and consolidated financial statements.

According the evidence obtained from performing the procedures described above, we considered that the impairment loss on trade receivables from the electricity industry is reasonable in the context of the financial statements taken as a whole, for the year ended December 31, 2017.

6 - Cash flow hedge accounting
According to note 4.3.6 and 33.2 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company uses cash flow hedge accounting for certain transactions.

Cash flow hedge is the hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

In such hedges, the effective portion of gains and losses on hedging instruments is recognized in OCI and transferred to net finance income (costs), in the statement of income, when the hedged item is realized. The ineffective portion of the hedge is recognized as finance income (costs) during the period.

Due to the significance of the hedged financial instruments and the level of judgments in the estimates made by the Company to determine future exports considered as highly probable and the foreign exchange gains and losses reported by the Company, that may impact the amount disclosed in the individual and consolidated financial statements, we considered this a key audit matter.

Our audit procedures included, among others, an evaluation of the design, implementation and effectiveness of key internal controls adopted by the Company and associated with the capture of processes, risk assessment, measurement, accounting recognition and disclosure of cash flow hedge accounting.

We involved specialist to assist us by analyzing the criteria applied by the Company to define the portion of future exports considered "highly probable", and we assessed the assumptions used for applying cash flow hedge accounting.

Finally, we performed procedures to recalculate foreign exchange fluctuations and we assess the prospective and retrospective efficiency tests performed by the Company.

According to the evidence obtained from performing the procedures described above, we considered that the assumptions used for determining highly probable future exports and foreign exchange gains and losses are reasonable in the context of the financial statements taken as a whole, for the year ended December 31, 2017.

7 - Provisions for decommissioning costs
According to note 20 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

Because of the business in which the Company operation have the obligation to dismantle and restore the environment of the areas that will be abandoned.

Estimating the costs associated with the decommissioning involves significant judgment given that: (i) obligations will be incurred after a long period; (ii) contracts and regulations have subjective descriptions regarding removal and restoration practices and about the criteria to be met when removal and restoration actually occurs; and (iii) asset removal technologies and costs are rapidly changing, together with environmental and security regulations.

Due to the materiality of the provision recognized for decommissioning costs and the level of uncertainty involved in making an estimate that may have an impact on the amount of this provision in the financial statements, that may impact the amount of these liabilities in the individual and consolidated financial statements, we considered this a key audit matter.

Our audit procedures included, among others, an evaluation of the design, implementation and effectiveness of key internal controls adopted by the Company and associated with the capture of processes, risk assessment, measurement and accounting recognition of the provision for decommissioning areas.

We have involved valuation specialists, to assist us evaluating the assumptions used to calculate this estimate, particularly the nature and breakdown of future expenses expected to be incurred for decommissioning, inflation rates, discount rates, risk rates, and the market information that supports the applied rates. We also assess the adequacy of the disclosures made by the Company.

According to the evidence obtained by applying the procedures described above, we considered that the assumptions and methods used for recognizing the provision for decommissioning costs is reasonable in the context of the financial statements taken as a whole, for the year ended December 31, 2017.

Other matters

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2017, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted to the same audit procedures followed together with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether these statements are reconciled to the financial statements and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added have been adequately prepared, in all material respects, according to the criteria set on this Technical Pronouncement and are consistent with the individual company and consolidated financial statements taken as a whole.

Corresponding figures

The figures for the year ended December 31, 2016, presented for comparison purposes, were audited by another independent auditors, who issued an unqualified audit report dated March 21, 2017.

Other information that accompanies the individual company and consolidated financial statements and the independent auditors' report

The Company's management is responsible for the other information. The other information comprises the Annual Report and the Financial Report.

Our opinion on the individual company and consolidated financial statements does not cover the Annual Report and the Financial Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual company and consolidated financial statements, our responsibility is to read the Annual Report and the Financial Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement in the Annual Report and in the Financial Report, we are required to report on such fact. We have nothing to report on this respect.

Responsibilities of Management and Those Charged with Governance for the Individual Company and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these individual company and consolidated financial statements in accordance with accounting policies adopted in Brazil and with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual company and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries' financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual Company and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that the examination performed in accordance with Brazilian and international standards on auditing will always detect possible existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of the examination performed in accordance with Brazilian and international standards on auditing, we exercised professional judgment and maintained professional skepticism throughout the audit. We also:

-Identify and assess the risks of material misstatement of the individual company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is greater than the one deriving from error, as fraud may involve the act of circumventing internal control, collusion, forgery, omission or deliberate false representations.

-Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries' internal controls.

-Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the individual company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are substantiated by the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

-Evaluate the overall presentation, structure and contents of the financial statements, including the disclosures, and whether the individual company and consolidated financial statements represent the corresponding transactions and events in a compatible manner with the objective of a true and fair presentation.

-Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, March 14, 2018 KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ Marcelo Gavioli Accountant CRC 1SP201409/O-1

Petróleo Brasileiro S.A. – Petrobras Statement of Financial Position December 31, 2017 and 2016 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company				Consolidated		Parent Company
Assets	Note	2017	2016	2017	2016	Liabilities	Note	2017	2016	2017	2016

Current assets						Current liabilities
Cash and cash equivalents	7.1	74,494	69,108	1,305	6,267	Trade payables	16	19,077	18,781	22,179	24,384
Marketable securities	7.2	6,237	2,556	3,531	2,487	Finance debt	17	23,160	31,796	74,724	62,058
Trade and other receivables, net	8	16,446	15,543	34,239	31,073	Finance lease obligations	18	84	59	1,261	1,091
Inventories	9	28,081	27,622	23,165	23,500	Income taxes payable	21.1	990	412	243	−
Recoverable income taxes	21.1	1,584	1,961	669	786	Other taxes payable	21.1	15,046	11,826	14,485	11,219
Other recoverable taxes	21.1	6,478	6,192	5,514	5,064	Payroll and related charges		4,331	7,159	3,662	6,158
Advances to suppliers		258	540	173	361	Pension and medical benefits	22	2,791	2,672	2,657	2,533
Others		4,739	3,716	3,767	3,466	Provisions for legal proceedings	30.1	7,463		6,397
		138,317	127,238	72,363	73,004	Others		8,298	6,857	6,105	5,818
								81,240	79,562	131,713	113,261
Assets classified as held for sale	10.2	17,592	18,669	9,520	8,260	Liabilities on assets classified as held for sale	10.2	1,295	1,605	606	170
		155,909	145,907	81,883	81,264			82,535	81,167	132,319	113,431

Non-current assets						Non-current liabilities
Long-term receivables						Finance debt	17	337,564	353,193	193,393	206,421
Trade and other receivables, net	8	17,120	14,832	15,211	10,262	Finance lease obligations	18	675	736	4,108	4,975
Marketable securities	7.2	211	293	204	286	Income taxes payable	21.2	2,219	−	2,169	−
Judicial deposits	30.2	18,465	13,032	17,085	11,735	Deferred income taxes	21.5	3,956	856	2,762	−
Deferred income taxes	21.5	11,373	14,038	−	4,873	Pension and medical benefits	22	69,421	69,996	64,519	64,903
Other tax assets	21.1	10,171	10,236	8,999	9,326	Provisions for legal proceedings	30.1	15,778	11,052	12,680	8,391
Advances to suppliers		3,413	3,742	502	510	Provision for decommissioning costs	20	46,785	33,412	45,677	32,615
Others		10,202	10,378	8,815	9,106	Others		2,973	1,790	2,243	1,122
		70,955	66,551	50,816	46,098			479,371	471,035	327,551	318,427
								561,906	552,202	459,870	431,858

						Shareholders' equity
						Share capital (net of share issuance costs)	23.1	205,432	205,432	205,432	205,432
Investments	11	12,554	9,948	149,356	121,191	Capital transactions		2,457	1,035	2,673	1,251
Property, plant and equipment	12	584,357	571,876	435,536	424,771	Profit reserves		77,364	77,800	77,148	77,584
Intangible assets	13	7,740	10,663	6,264	8,764	Accumulated other comprehensive (deficit)	23.4	(21,268)	(34,037)	(21,268)	(34,037)
		675,606	659,038	641,972	600,824	Attributable to the shareholders of Petrobras		263,985	250,230	263,985	250,230
						Non-controlling interests		5,624	2,513	−	−
								269,609	252,743	263,985	250,230

		831,515	804,945	723,855	682,088			831,515	804,945	723,855	682,088

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras Statement of Income December 31, 2017 and 2016 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Note	2017	2016	2017	2016
Sales revenues	24	283,695	282,589	227,964	223,067
Cost of sales		(192,100)	(192,611)	(156,109)	(153,725)
Gross profit		91,595	89,978	71,855	69,342

Income (expenses)
Selling expenses		(14,510)	(13,825)	(18,490)	(17,023)
General and administrative expenses		(9,314)	(11,482)	(6,465)	(8,242)
Exploration costs	15	(2,563)	(6,056)	(2,199)	(5,533)
Research and development expenses		(1,831)	(1,826)	(1,828)	(1,823)
Other taxes		(5,921)	(2,456)	(4,657)	(1,305)
Impairment of assets	14	(3,862)	(20,297)	(3,220)	(11,119)
Other income and expenses	25	(17,970)	(16,925)	(14,731)	(9,707)
		(55,971)	(72,867)	(51,590)	(54,752)

Income (loss) before finance income (expense), results in equity-accounted investments and income taxes		35,624	17,111	20,265	14,590

Net finance income (expenses):	27	(31,599)	(27,185)	(21,860)	(25,704)
Finance income		3,337	3,638	2,917	2,418
Finance expense		(23,612)	(24,176)	(17,521)	(18,967)
Foreign exchange gains (losses) and inflation indexation charges		(11,324)	(6,647)	(7,256)	(9,155)

Results in equity-accounted investments	11	2,149	(629)	6,714	(4,576)

Net income/(loss) before income taxes		6,174	(10,703)	5,119	(15,690)

Income taxes	21.6	(5,797)	(2,342)	(5,565)	866

Net income /(loss) for the year		377	(13,045)	(446)	(14,824)

Net income/(loss) attributable to:
Shareholders of Petrobras		(446)	(14,824)	(446)	(14,824)
Non-controlling interests		823	1,779	−	−
Net income /(loss) for the year		377	(13,045)	(446)	(14,824)
Basic and diluted earning (loss) per weighted-average of common and preferred share (in R$)	23.6	(0.03)	(1.14)	(0.03)	(1.14)

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras Statement of Comprehensive Income December 31, 2017 and 2016 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2017	2016	2017	2016
Net income/(loss) for the year	377	(13,045)	(446)	(14,824)

Other comprehensive income

Items that will not be reclassified to the statement of income:

Actuarial gain/(loss) on defined benefit pension plans	6,199	(17,449)	5,458	(15,510)
Deferred Income tax	(887)	3,485	(850)	3,219
	5,312	(13,964)	4,608	(12,291)

Share of other comprehensive income/(loss) in equity-accounted investments	(3)	(12)	536	(1,679)

Items that may be reclassified subsequently to the statement of income:

Unrealized gains/(losses) on cash flow hedge - exports
Recognized in equity	(2,073)	40,327	(2,208)	36,607
Reclassified to the statement of income	10,067	9,935	8,282	8,994
Deferred income tax	(2,718)	(17,089)	(2,065)	(15,504)
	5,276	33,173	4,009	30,097
Unrealized gains/(losses) on cash flow hedge - others
Recognized in equity	(17)	30	−
	(17)	30	−	−
Unrealized gains/(losses) on available-for-sale securities
Recognized in equity	49	−	41
Deferred income tax	(14)		(14)
	35	−	27	−
Cumulative translation adjustments in investees (*)
Recognized in equity	1,782	(15,585)	1,854	(11,209)
Reclassified to the statement of income	116	3,693	−	−
	1,898	(11,892)	1,854	(11,209)

Share of other comprehensive income in equity-accounted investments
Recognized in equity	418	1,285	1,745	4,391
Reclassified to the statement of income	69	−	−	−
	487	1,285	1,745	4,391
Total other comprehensive income/(loss)	12,988	8,620	12,779	9,309

Total comprehensive income/(loss)	13,365	(4,425)	12,333	(5,515)
Comprehensive income/(loss) attributable to:
Shareholders of Petrobras	12,333	(5,520)	12,333	(5,515)
Non-controlling interests	1,032	1,095	−
Total comprehensive income/(loss)	13,365	(4,425)	12,333	(5,515)
(*) It includes a gain of R$ 79 (loss of R$ 1,063 in 2016) of cumulative translation adjustments in associates and joint ventures.

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras Statement of Cash Flows December 31, 2017 and 2016 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2017	2016	2017	2016
Cash flows from Operating activities
Loss	377	(13,045)	(446)	(14,824)
				−
Adjustments for:
Pension and medical benefits (actuarial expense)	8,705	8,001	7,991	7,409
Results in equity-accounted investments	(2,149)	629	(6,714)	4,576
Depreciation, depletion and amortization	42,478	48,543	32,159	37,150
Impairment assets (reversal)	3,862	20,297	3,220	11,119
Inventory write-down to net realizable value	211	1,320	−	−
Allowance (reversals) for impairment of trade and other receivables	2,271	3,843	1,306	1,072
Exploratory expenditures write-offs	893	4,364	561	3,940
Gains and losses on disposals/write-offs of assets	(4,825)	(951)	(4,564)	(1,399)
Foreign exchange, indexation and finance charges	30,653	27,854	20,943	25,604
Deferred income taxes, net	1,452	(3,280)	4,071	(1,010)
Reclassification of cumulative translation adjustment and other comprehensive income	185	3,693	−	−
Revision and unwinding of discount on the provision for decommissioning costs	1,339	(2,591)	1,272	(2,601)
Gain on remeasurement of investment retained with loss of control	(698)		(698)
Provision for the class action agreement	11,198		9,599
Decrease (Increase) in assets
Trade and other receivables, net	(3,140)	397	(26,711)	(22,470)
Inventories	(1,130)	(2,010)	(82)	515
Judicial deposits	(5,383)	(3,357)	(5,351)	(3,145)
Other assets	(723)	(1,214)	(990)	(2,961)

Increase (Decrease) in liabilities
Trade payables	(160)	(4,154)	(2,695)	(3,302)
Other taxes payable	9,455	3,216	7,715	539
Income taxes paid	(2,544)	(1,284)	(1,429)	−
Pension and medical benefits	(2,944)	(2,634)	(2,793)	(2,465)
Other liabilities	(2,916)	2,072	(3,062)	(486)
Net cash provided by operating activities	86,467	89,709	33,302	37,261

Cash flows from Investing activities
Capital expenditures	(43,614)	(49,289)	(29,977)	(33,512)
Investments in investees	(239)	(455)	(26,783)	(26,782)
Proceeds from disposal of assets - Divestment	9,907	7,231	8,303	4,304
Divestment (Investment) in marketable securities (*)	(2,722)	842	(2,475)	(1,652)
Dividends received (**)	1,450	1,607	6,040	3,859
Net cash used in investing activities	(35,218)	(40,064)	(44,892)	(53,783)
Cash flows from Financing activities
Investments by non-controlling interest	69	122	−	−
Proceeds from financing	86,467	64,786	114,008	105,886
Repayment of principal	(115,091)	(105,832)	(98,907)	(91,877)
Repayment of interest (**)	(22,295)	(25,563)	(13,379)	(7,773)
Dividends paid to non-controlling interests	(538)	(239)	−	−
Proceeds from sale of interest without loss of control	4,906	−	4,906	−
Net cash used in financing activities	(46,482)	(66,726)	6,628	6,236

Effect of exchange rate changes on cash and cash equivalents	619	(11,656)	−	−

Net increase / (decrease) in cash and cash equivalents	5,386	(28,737)	(4,962)	(10,286)

Cash and cash equivalents at the beginning of the year	69,108	97,845	6,267	16,553

Cash and cash equivalents at the end of the period	74,494	69,108	1,305	6,267
(*) In the Parent Company, includes amounts relating to changes in the investment in FIDC-NP (receivables investment fund).
(**) The Company classifies dividends/interests received and interests paid as investing activities and operating activities, respectively.

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras Statement of Changes in Shareholders’ Equity December 31, 2017 and 2016 (In millions of reais, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (net of share issuance costs)	Capital transactions	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	205,432	237	33,785	(14,800)	(58,291)	(4,028)	16,524	4,503	1,393	69,976	−	254,731	3,199	257,930
Balance at January 1, 2016	205,432	237				(43,334)				92,396	−	254,731	3,199	257,930
Realization of deemed cost						(12)					12	−	−	−
Capital transactions		1,014										1,014	(1,363)	(349)
Net income (loss)											(14,824)	(14,824)	1,779	(13,045)
Other comprehensive income			(11,209)	(13,958)	33,173	1,303						9,309	(689)	8,620
Appropriations:														−
Transfer to reserves										(14,812)	14,812	−		−
Dividends												−	(413)	(413)
Balance at December 31, 2016	205,432	1,251	22,576	(28,758)	(25,118)	(2,737)	16,524	4,503	1,393	55,164	−	250,230	2,513	252,743
	205,432	1,251				(34,037)				77,584	−	250,230	2,513	252,743
Realization of deemed cost						(10)					10	−	−	−
Capital transactions		1,422										1,422	2,577	3,999
Net income (loss)											(446)	(446)	823	377
Other comprehensive income			1,854	5,147	5,276	502						12,779	209	12,988
Appropriations:
Transfer to reserves										(436)	436	−
Dividends												−	(498)	(498)
Balance at December 31, 2017	205,432	2,673	24,430	(23,611)	(19,842)	(2,245)	16,524	4,503	1,393	54,728	−	263,985	5,624	269,609
	205,432	2,673				(21,268)				77,148	−	263,985	5,624	269,609

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras Statement of Added Value December 31, 2017 and 2016 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2017	2016	2017	2016
Income
Sales of products, services provided and other revenues	378,852	373,081	320,584	307,808
Gains and losses on impairment of trade receivables	(2,271)	(3,843)	(1,306)	(1,072)
Revenues related to construction of assets for own use	34,753	49,476	31,235	36,710
	411,334	418,714	350,513	343,446
Inputs acquired from third parties
Materials consumed and products for resale	(64,102)	(65,864)	(43,470)	(42,210)
Materials, power, third-party services and other operating expenses	(68,389)	(72,846)	(65,289)	(56,412)
Tax credits on inputs acquired from third parties	(22,193)	(19,766)	(20,474)	(17,880)
Impairment of property, plant and equipment, intangible and other assets	(3,862)	(20,297)	(3,220)	(11,119)
Inventory write-down to net realizable value (market value)	(211)	(1,320)	−	−
	(158,757)	(180,093)	(132,453)	(127,621)

Gross added value	252,577	238,621	218,060	215,825

Depreciation, depletion and amortization	(42,478)	(48,543)	(32,159)	(37,150)

Net added value produced by the Company	210,099	190,078	185,901	178,675

Transferred added value
Share of profit of equity-accounted investments	2,149	(629)	6,714	(4,576)
Finance income	3,337	3,638	2,917	2,418
Rents, royalties and others	429	358	893	860
	5,915	3,367	10,524	(1,298)

Total added value to be distributed	216,014	193,445	196,425	177,377

Distribution of added value

Personnel and officers
Direct compensation
Salaries	16,673	18,685	12,726	14,445
Profit sharing	487	−	393	−
	17,160	18,685	13,119	14,445
Benefits
Short-term benefits (**)	332	4,629	(51)	4,313
Pension plan	5,117	5,069	4,880	4,304
Medical plan	5,013	4,821	4,428	4,359
	10,462	14,519	9,257	12,976
FGTS	1,244	1,273	1,077	1,118
	28,866	34,477	23,453	28,539
Taxes
Federal (*)	72,411	50,141	66,407	44,449
State	45,608	49,565	27,160	31,352
Municipal	576	690	202	301
Abroad (*) (***)	(1,282)	5,351	−	−
	117,313	105,747	93,769	76,102

Financial institutions and suppliers
Interest, and exchange and indexation charges	41,249	36,819	29,384	32,605
Rental and affreightment expenses	28,209	29,447	50,265	54,955
	69,458	66,266	79,649	87,560
Shareholders
Non-controlling interests	823	1,779	−	−
Absorbed losses	(446)	(14,824)	(446)	(14,824)
	377	(13,045)	(446)	(14,824)

Added value distributed	216,014	193,445	196,425	177,377
(*) Includes government holdings.
(**) In 2017, it includes R$ 757 (R$ 35 in 2016), relating to the reversal of expenses relating to Voluntary Separation Incentive Plans - PIDV.
(***) In 2017, it includes R$ 2,740 (R$ 348 in 2016) relating to deferred income taxes on tax credits of PIBBV.

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976) and its Bylaws.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly owned subsidiaries, controlled companies, alone or through joint venture with third parties, in Brazil or abroad.

Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy.

The Brazilian Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I – established by law or regulation, as well as under provisions of agreements with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

Moreover, in the event of the Brazilian Federal Government guide the Company to meet the public interest under conditions different from market conditions, the Company’s Finance Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company's operations, In this case, for every financial year, the Federal Government shall compensate the Company.

2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared and are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

All relevant information related to financial statements, and only them, are presented and corresponds to the information used by the Company’s Management.

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities measured at fair value and certain current and non-current assets and liabilities, as set out in the summary of significant accounting policies.

The preparation of the financial statements requires the use of estimates and assumptions for certain transactions and their impacts in assets, liabilities revenues and expenses. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates. For further information on accounting estimates, see note 5.

The annual consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on March 14, 2018.

2.1.	Statement of added value

The Brazilian corporate law requires the release of the Statement of added value as an integral part of the financial statements. This statement is presented as supplementary information under IFRS and was prepared in accordance with CPC 09 – Statement of Added Value, released by the CVM.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The purpose of the statement of added value is to present information relating to the wealth created by the Company and how it has been distributed.

2.2.	Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of most of the entities that operate in the international economic environment is the U.S. dollar.

The income statements and statement of cash flows of non-Brazilian Real functional currency subsidiaries, joint ventures and associates in stable economies are translated into Brazilian Real using the monthly average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions.

All exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, joint ventures and associates are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the shareholders’ equity and transferred to profit or loss in the periods at the disposal of the investments.

3.	The “Lava Jato (Car Wash) investigation” and its effects on the Company

In 2009, the Brazilian Federal Police (Polícia Federal) began an investigation called “Lava Jato” (Car Wash) aimed at criminal organizations engaged in money laundering in several Brazilian states. The Lava Jato investigation is extremely broad and involves numerous investigations into several criminal practices focusing on crimes committed by individuals in different parts of the country and sectors of the Brazilian economy.

Beginning in 2014, the Brazilian Federal Prosecutor’s Office focused part of its investigation on irregularities involving Petrobras’s contractors and suppliers and uncovered a broad payment scheme that involved a wide range of participants, including former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharge the Company under those contracts and use the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractors and suppliers personnel, former Petrobras personnel and other individuals involved in the scheme. Petrobras refers to this scheme as the “payment scheme” and to the companies involved in the scheme as “cartel members”. The Company did not make any improper payment.

In addition to the payment scheme, the investigations identified specific instances of other contractors and suppliers that overcharged Petrobras and allegedly used the overpayment received from their contracts with the Company to fund improper payments, unrelated to the payment scheme, to certain former Petrobras personnel. Those contractors and suppliers are not cartel members and acted individually. Petrobras refers to these specific cases as the “unrelated payments.”

Certain former executives of Petrobras were arrested, denounced and in certain cases charged for crimes such as money-laundering and passive corruption. Other former executives of the Company as well as executives of Petrobras contractors and suppliers were or may be charged as a result of the investigation.

The amounts paid by Petrobras related to contracts with contractors and suppliers involved in the payment scheme were included in historical costs of its property, plant and equipment. However, the Company believes that, under International Accounting Standard IAS 16 – Property, Plant and Equipment, the portion of the payments made to these companies and used by them to make improper payments, which represents additional charges incurred as a result of the payments scheme, should not have been capitalized. Thus, in the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

Petrobras will continue to monitor the results of the investigations and the availability of other information concerning the payment scheme. If information becomes available that indicates with sufficient precision that the estimate described below should be adjusted, Petrobras will evaluate whether the adjustment is material and, if so, recognize it.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

3.1.	Approach adopted by the Company to adjust its property, plant and equipment for overpayments

As it is not possible to specifically identify the amounts of each overpayment to contractors and suppliers, or periods over which such payments occurred, Petrobras developed a methodology to estimate the aggregate amount that it overpaid under the payment scheme, in order to determine the amount of the write-off representing the overstatement of its assets resulting from overpayments used to fund improper payments.

As it is impracticable to identify the periods and amounts of overpayments incurred, the Company developed a methodology to estimate the adjustment incurred in property, plant and equipment in the third quarter of 2014 using the five steps described below:

1) Identify contractual counterparties: the Company listed all the companies identified as cartel members, and using that information the Company identified all of the contractors and suppliers that were either so identified or were part of consortia including entities so identified.

2) Identify the period: the Company concluded from testimony that the payment scheme was operating from 2004 through April 2012.

3) Identify contracts: the Company identified all contracts entered into with the counterparties identified in step 1 during the period identified in step 2, which included supplemental contracts when the original contract was entered into between 2004 and April 2012. It has identified all of the property, plant and equipment related to those contracts.

4) Identify payments: the Company calculated the total contract values under the contracts mentioned in step 3.

5) Apply a fixed percentage to the amount determined in Step 4: the Company estimated the aggregate overpayment by applying a percentage indicated in the depositions (3%) to the total amounts for identified contracts.

For overpayments attributable to non-cartel members, unrelated to the payment scheme, the Company included in the write-off for incorrectly capitalized overpayments the specific amounts of improper payments or percentages of contract values, as described in the testimony, which were used by those suppliers and contractors to fund improper payments.

For more information on the approach adopted by the Company to estimate the write-off for overpayments incorrectly capitalized, see note 3 to the Company’s audited consolidated financial statements for 2014.

Petrobras has continuously monitored the progress of both the investigation by Brazilian authorities and the independent law firm. As a result, on the preparation of the financial statements for the year ended December 31, 2017, the Company has not identified any additional information that would impact the adopted calculation methodology and consequently require additional write-offs. The Company will continue to monitor these investigations for additional information and will review their potential impact on the adjustment made.

3.2.	The Company’s response to the facts uncovered in the investigation

The Company has been closely monitoring the investigations and cooperating fully with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), Federal Auditor’s Office (Tribunal de Contas da União – TCU), the Ministry of Transparency (Ministério da Transparência) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities. We have responded to numerous requests for documents and information from these authorities.

The Company has also cooperated with the U.S. Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ), which, since November 2014, have been investigating potential violations of U.S. law based on information disclosed as a result of the Lava Jato investigation.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and also by the Brazilian Supreme Court. As a result, we have entered into 45 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

We do not tolerate corrupt practices and illegal acts perpetuated by any of our employees. Accordingly, since 2015, the Company continued to implement several measures as a response to the facts uncovered in the “Lava Jato” investigation and to improve its corporate governance and compliance systems.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

As part of the process of strengthening integrity procedures to prevent and detect frauds or any illegal act, the Company has taken continuous measures aiming at enhancing its corporate governance and compliance systems, thereby applying corporate governance best practices aligned with new corporate governance requirements.

In this respect, among other measures, in 2016, the Company approved its new Corporate Compliance Policy, performed training programs with personnel and executives focused on the prevention of corruption, reviewed the “Compliance Agents” initiative and adapted its findings to the new organization structure. In 2017, the Company created the position of Deputy Officer for Governance and Compliance, reviewed its Code of Best Practices, released the Annual Letter of Public Policies and Corporate Governance, implemented the Manager Training Program and continued to conduct integrity due diligence procedures of suppliers of goods and providers of services ( conducted nearly 17,000 through 2017), as well as integrity background checks as part of the decision making for appointing personnel to key positions. By reviewing its Bylaws, the Company also extended the Minority Committee duties with the aim of higher transparency in related party transactions assessment, indications to key management personnel and determination of investment thresholds under the public policies scope.

The continuous process of strengthening corporate governance practices resulted in the certification of Petrobras in the State Governance Highlight (Destaque em Governança das Estatais) program. Petrobras also obtained the maximum score in the IG-SEST governance index for state-owned companies of the Ministry of Planning and enabled the Company to require the adherence to a market tier in the Brazilian stock exchange (B3) for companies with high level of corporate governance (B3 governance level 2).

Internal investigations are still in progress and are being carried out by two independent firms hired in October 2014, which report directly to a Special Committee that serves as a reporting line to the Board of Directors. The Special Committee is composed of our Governance and Compliance Officer, João Adalberto Elek Junior and two other independent and recognized experts: Ellen Gracie Northfleet, former Chief Justice of the Brazilian Supreme Court, who is recognized internationally as a jurist with great experience in analyzing complex legal issues; and Andreas Pohlmann from Germany, former Chief Compliance Officer of Siemens AG (2007-2010), who has broad experience in compliance and corporate governance matters.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

Accordingly, the Company joined 15 public civil suits addressing acts of administrative misconduct filed by the Brazilian Public Prosecutor’s Office and the Federal Government, including demands for compensation for reputation damages.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, the Company may be entitled to receive a portion of such funds. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

The total funds collected through December 31, 2017, with respect to compensation for damages resulting from leniency agreements, amount to R$ 1,476, recorded as other income and expenses (R$ 661 until December 31, 2016).

3.3.	Investigations involving the Company

Petrobras is not a target of the Lava Jato investigation and is formally recognized as a victim of the improper payments scheme by the Brazilian Authorities.

On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company with respect to, among other things, the Lava Jato investigation and any allegations regarding a violation of the U.S. Foreign Corrupt Practices Act. The U.S. Department of Justice (DoJ) is conducting a similar inquiry, and the Company is cooperating with both investigations and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation.

The internal investigation and related government inquiries concerning these matters remain ongoing, and to date it is not possible to estimate the duration, scope or results of the internal investigation or related inquiries by relevant authorities. As a result, the Company is unable to make a reliable estimate about amounts and probability of penalties that may be required or if other financial relief may be provided in connection with any SEC or DoJ investigation.

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the stock market. The Company has provided all relevant information required by the authorities.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

3.4.	Legal proceedings involving the Company

Note 30 provides information about class actions and other material legal proceedings.

4.Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods.

4.1.	Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (subsidiaries), joint operations and consolidated structured entities.

Control is achieved when Petrobras: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists, by using accounting policies consistent with those adopted by Petrobras.

Note 11 sets out the consolidated entities and other direct investees, not including investments structured through a separate vehicle.

Investments structured through a separate vehicle are conceived so that the voting rights, or similar rights, are not the dominant factor to determine who controls the entity.

At December 31, 2017, Petrobras controls and consolidates the following structured entities:

Structured Entities	Country	Main segment
Charter Development LLC – CDC	U.S.A	E&P
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	RT&M
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

4.2.	Reportable segments

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) on the decision-making process of resource allocation and performance evaluation.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas, which are charged at internal transfer prices defined by the relevant areas using methods based on market parameters.

The Company’s operating segments comprises the following business areas:

a)

Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries and the sale of surplus crude oil and oil products produced in the natural gas processing plants to the domestic and foreign markets. The E&P segment also operates through partnerships with other companies;

b)

Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport and trading of crude oil and oil products activities in Brazil and abroad, exports of ethanol, extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil;

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

c)

Gas and Power: this segment covers the activities of transportation and trading of natural gas produced in Brazil and abroad, imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power plants in Brazil, in addition to being responsible for the fertilizer business;

d)

Biofuels: this segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse; and

e)

Distribution: this segment covers the activities of Petrobras Distribuidora S.A, which sells oil products, ethanol and vehicle natural gas in Brazil. This segment also includes distribution of oil products operations abroad (South America).

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

Assets and the statement of income by business area are presented in note 29.

4.3.	Financial instruments
4.3.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

4.3.2.	Marketable securities

Marketable securities comprise investments in debt or equity securities. These instruments are initially measured at fair value, classified and subsequently measured as set out below:

•

Fair value through profit or loss – includes financial instruments purchased and held for trading in the short term. These instruments are measured at fair value with changes recognized in the statement of income in finance income (expenses).

•

Held-to-maturity – includes non-derivative financial instruments with fixed or determinable payments and fixed maturity, for which management has the clear intention and ability to hold to maturity. These instruments are measured at amortized cost using the effective interest rate method.

•

Available-for-sale – includes non-derivative financial instruments that are designated as available for sale or are not classified as financial assets at fair value through profit or loss or held-to-maturity investments. These instruments are measured at fair value and changes are recognized in other comprehensive income, in the shareholders’ equity and recycled to the statement of income when the instruments are derecognized or realized.

4.3.3.	Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest method, less any impairment loss on uncollectible receivables.

The Company recognizes an allowance for impairment of trade receivables when there is objective evidence that a loss event occurred after the initial recognition of the receivable and has an impact on the estimated future cash flows, which can be reliably estimated. Impairment losses on trade receivables are presented in the statement of income within selling expenses.

4.3.4.	Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and subsequently measured at amortized cost using the effective interest rate method.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

When a debt instrument is replaced by another one, between the same parties, but containing substantially different terms, the original financial instrument is derecognized and a new one is recognized. Similarly, substantial changes to the terms of the existing financial instrument, or part of it, are accounted as extinction of the original financial liability and recognition of a new financial liability.

The terms of the financial instrument are considered substantially modified if the present value of their cash flows under the new terms, including any commissions paid (net of any commissions received) and discounted using the original effective interest rate method, is at least 10% different from the present value of the remaining cash flows of the original financial instrument.

Changes in the terms of the financial instrument that are not considered substantial do not affect the statement of income at the moment they occur. In this case, the effective interest rate of the instrument is recalculated and applied prospectively.

4.3.5.	Derivative financial instruments

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are initially and subsequently measured at fair value.

Gains or losses arising from changes in fair value are recognized in the statement of income in finance income (finance expense), unless the derivative is qualified and designated for hedge accounting.

4.3.6.	Cash flow hedge accounting

The Company qualifies certain transactions for cash flow hedge accounting.

Hedging relationships qualify for cash flow hedges when they involve the hedging of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that may impact the statement of income.

Gains or losses relating to the effective portion of the hedge are recognized in other comprehensive income, in the shareholders’ equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in the statement of income.

When the hedging instrument expires or settled in advance, no longer meets the criteria for hedge accounting or the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective is recorded separately in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from shareholders’ equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner such that the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designate for a new hedge relationship.

4.4.	Inventories

Inventories are determined by the weighted average cost method and mainly comprise crude oil, intermediate products and oil products, as well as natural gas, LNG, fertilizers and biofuels, adjusted to the net realizable value when it is lower than its carrying amount.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

Crude oil and LNG inventories can be traded or used for production of oil products and/or electricity generation, respectively.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Biofuels mainly include ethanol and biodiesel inventories.

Materials, supplies and others mainly comprise production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The amounts presented in the categories above include imports in transit, which are stated at their cost of purchase.

4.5.	Investments in other companies

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not the ability to exercise control or joint control over those polices. The definition of control is set out in note 4.1.

A joint arrangement is an arrangement over which two or more parties have joint control (pursuant to contractual provisions). A joint arrangement is classified either as a joint operation or as a joint venture depending on the rights and obligations of the parties to the arrangement.

In a joint operation, the parties have rights to the assets and obligations for the liabilities related to the arrangement, while in a joint venture the parties have rights to the net assets of the arrangement. Certain of the Company's activities in the E&P segment are conducted through joint operations.

Profit or loss, assets and liabilities related to joint ventures and associates are accounted for by the equity method. In a joint operation the Company recognizes the amount of its assets, liabilities and related income and expenses.

In the parent company’s financial statements, investments in associates, subsidiaries and joint ventures are accounted for by the equity method from the date on which they become an associate, a joint venture or a subsidiary. In the parent company’s financial statements, only joint operations structured through separate vehicles are accounted for by the equity method. For other joint operations the Company recognizes the amount of its share of assets, liabilities and related income and expenses.

Accounting policies of joint ventures and associates have been adjusted, where necessary, to ensure consistency with the policies adopted by Petrobras. Distributions received from an investee reduce the carrying amount of the investment.

4.6.	Business combinations and goodwill

Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are accounted for at cost.

The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value, with limited exceptions.

Goodwill is measured as the excess of the aggregate amount of: (i) the consideration transferred; (ii) the amount of any non-controlling interest in the acquiree; and (iii) in a business combination achieved in stages, the fair value of the acquirer’s previously held equity interest in the acquiree at the acquisition-date; over the net of the amounts of the identifiable assets acquired and the liabilities assumed. When this aggregate amount is lower than the net of the amounts of the identifiable assets acquired and the liabilities assumed, a gain on a bargain purchase is recognized in the statement of income.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received, including directly attributable costs, over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as changes in interest in subsidiaries.

4.7.	Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

•	Costs related to geological and geophysical activities are expensed when incurred.
•

Amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment once the technical and commercial feasibility can be demonstrated.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

•

Costs directly attributable to exploratory wells, including their equipment and installations, pending determination of proved reserves are capitalized within property, plant and equipment. In some cases, exploratory wells have discovered oil and gas reserves, but at the moment the drilling is completed they are not yet able to be classified as proved. In such cases, the expenses continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of the Company reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations. For additional information on proved reserves estimates, see note 5.1.

•	Costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic by the aforementioned internal commission.
•

Costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas are capitalized within property, plant and equipment.

4.8.	Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use and the estimated cost of dismantling and removing the asset and restoring the site, reduced by accumulated depreciation and impairment losses.

A condition of continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is the performance of regular major inspections and maintenance. Those expenditures are capitalized if a maintenance campaign is expected to occur, at least, 12 months later. Otherwise, they are expensed when incurred. The capitalized costs are depreciated over the period through the next major maintenance date.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment. These are depreciated over the useful life of the item of property, plant and equipment to which they relate.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. General borrowing costs are capitalized based on the Company’s weighted average cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful lives of the assets or by applying the unit-of-production method to the related assets. In general, the Company suspends capitalization of borrowing to the extent investments in a qualifying asset hibernates during a period greater than one year or whenever the asset is prepared for its intended use.

Whenever an asset is directly associated to oil and gas production and its estimated lifecycle is equal or greater than the estimated length of reserves depletion, the depreciation of this asset will be accounted for pursuant to the unit-of-production method.

Assets depreciated based on the straight line method include: (i) assets related to oil and gas production with useful lives shorter than the life of the field; (ii) floating platforms; and  (iii) assets that are unrelated to oil and gas production.

The unit of production method of depreciation (amortization) is computed based on a unit of production basis (monthly production) over the proved developed oil and gas reserves, applied on a field-by-field basis.

Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonuses (capitalized acquisition costs) is recognized using the unit-of-production method, computed based on the units of monthly production over the total proved oil and gas reserves, applied on a field-by-field basis.

Except for land, which is not depreciated, other property, plant and equipment are depreciated on a straight-line basis over its useful life. Note 12.2 provides further information on the estimated useful life by class of assets. The useful life is reviewed at each year end.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

4.9.	Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for concessions and production sharing agreements for exploration and production of oil and natural gas (capitalized acquisition costs), public service concessions, trademarks, patents, software and goodwill.

Signature bonuses paid for obtaining concessions for exploration of crude oil and natural gas are initially capitalized within intangible assets and are transferred to property, plant and equipment when the technical and commercial feasibility can be demonstrated. They are not amortized before their transference to property, plant and equipment. Intangible assets with a finite useful life, other than amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, are amortized over the useful life of the asset on a straight-line basis. In the event a signature bonus encompasses an area in which exploration activities occur in different locations, whenever the technical and commercial feasibility can be demonstrated for a specific location, a portion of the signature bonus is transferred to property, plant and equipment based on the ratio between the oil in place at this location and total reservoir volume of the area.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, probable future economic benefits, and others.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

4.10.	Impairment of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets with definitive lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets are assessed for impairment at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (the cash-generating unit - CGU).

Assets related to development and production of oil and gas and (fields or group of fields) assets that have indefinite useful lives, such as goodwill acquired in business combinations, are tested for impairment annually, irrespective of whether there is any indication of impairment, or when any indication of impairment occurs.

The impairment test is performed through the comparison of the carrying amount of an individual asset or a cash-generating unit (CGU) with its recoverable amount. Whenever the recoverable amount is less than the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Considering the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit, discounted at a pre-tax discount rate. This rate is obtained from the Company’s post-tax weighted average cost of capital (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent business and management plan and strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

4.11.	Impairment of associates and joint ventures (equity-accounted investments)

The Company assesses its investments in associates and joint ventures (equity-accounted investments) for impairment whenever there is an indication that their carrying amounts may not be recoverable.

By performing impairment testing of an equity-accounted investment, goodwill, if exists, is also considered part of the carrying amount to be compared to the recoverable amount.

Except when specifically indicated, value in use is generally used by the Company for impairment testing purposes in the proportion to the Company’s interests in the present value of future cash flow projections via dividends and other distributions.

Reversals of previously recognized impairment losses are permitted.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

4.12.	Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of the leased item are recognized as finance leases.

For finance leases, when the Company is the lessee, assets and liabilities are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments, both determined at the inception of the lease.

Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

When the Company is the lessor, a receivable is recognized at the amount of the net investment in the lease.

If a lease does not transfer substantially all the risks and rewards incidental to ownership of the leased item, it is classified as an operating lease. Operating leases are recognized as expenses over the period of the lease.

Contingent rents are recognized as expenses when incurred.

4.13.	Assets classified as held for sale

Non-current assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will, principally, be recovered through the sale transaction rather than through continuing use.

The Company has an active divestment program and is considering opportunities for divestments in several areas where it operates. The divestment portfolio is dynamic because changes in market conditions and/or in the Company’s evaluation of its different businesses may affect any ongoing negotiation or potential transaction.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale will occur within 12 months after its classification as held for sale. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of its classification as held for sale. However, an extended period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the assets (or disposal groups).

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities are presented separately in the statement of financial position.

4.14.	Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility when the Company terminates its operations due to the exhaustion of the area or economic feasibility.

Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (with a corresponding liability) based on the present value of the expected future cash outflows, discounted at a risk-adjusted rate when a future legal obligation exists and can be reliably measured.

Decommissioning costs estimates for oil and natural gas producing properties are initially recognized after a field is declared to be commercially viable.

The part of the cost of an asset relating to decommissioning costs estimates is depreciated on the same basis of its corresponding property, plant and equipment. Unwinding of the discount on the corresponding liability is recognized as a finance expense, when incurred. Decommissioning costs estimates are revised annually, at least.

4.15.	Provisions, contingent assets and contingent liabilities

Provisions are recognized when there is a present obligation that arises from past events and for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which must be reasonably estimable.

Contingent assets and liabilities are not recognized, but contingent liabilities are disclosed whenever the likelihood of loss is considered possible, including those for which the amount outflow of resources are not reasonably estimable.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

4.16.	Income taxes

Income tax expense for the period includes current and deferred taxes.

a)	Current income taxes

Current income taxes are computed based on taxable profit for the year, determined in accordance with the rules established by the taxation authorities, using tax rates that have been enacted or substantively enacted at the end of the reporting period.

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and by the same tax authority, when there is a legal right and the entity has the intention to set off current tax assets and current tax liabilities, simultaneously, and they are recognized in the statement of income of the period, except to the extent that the tax arises from a transaction or event which is recognized directly in equity.

b)	Deferred income taxes

Deferred income taxes are recognized on temporary differences between the tax base of an asset or liability and its carrying amount. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized. When there are insufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, a deferred tax is recognized to the extent that it is probable that the entity will have sufficient taxable profit in future periods, based on projections approved by management and supported by the Company’s Business and Management Plan.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that have been enacted or substantively enacted by the end of the reporting period, and they are offset when they relate to income taxes levied on the same taxable entity, when a legally enforceable right to set off current tax assets and current tax liabilities exists and when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority on the same taxable entity.

4.17.	Employee benefits (Post-Employment)

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected unit credit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled.

Actuarial assumptions include demographic assumptions, financial assumptions, medical costs estimates, historical data related to benefits paid and employee contributions.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Changes in the net defined benefit liability (asset) are recognized when they occur, as follows: i) service cost and net interest cost in the statement of income; and ii) remeasurements in other comprehensive income.

Service cost comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Net interest on the net defined benefit liability (asset) is the change during the period in the net defined benefit liability (asset) that arises from the passage of time.

Remeasurement of the net defined benefit liability (asset) is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and; (ii) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage of salaries.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

4.18.	Share capital and distributions to shareholders

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares (share issuance costs) are presented (net of tax) in shareholders’ equity as a deduction from the proceeds.

To the extent the Company proposes distributions to shareholders, such dividends and interest on capital are determined in accordance with the limits defined in the Brazilian Corporation Law and in the Company’s bylaws.

Interest on capital is a form of dividend distribution, which is deductible for tax purposes in Brazil to the entity distributing interest on capital. Tax benefits from the deduction of interest on capital are recognized in the statement of income.

4.19.	Other comprehensive income

Other comprehensive income includes: i) changes in fair value of available-for-sale financial instruments; ii) effective portion of cash flow hedge; iii) remeasurement of defined benefit plans; and iv) cumulative translation adjustment.

4.20.	Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

4.21.	Recognition of revenue

Revenue from the sale of goods, including, among others, crude oil, oil products, natural gas, biofuels, electric energy, is recognized when all the following conditions are satisfied:

(a) the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, which usually happens at the delivery, in accordance with the terms of the sales contract;

(b) the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The amount of revenue can be measured reliably, consisting of the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes;

(c) it is probable that the economic benefits associated with the transaction will flow to the Company; and

(d) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable for sales of products or services rendered, net of discounts, sales taxes and returns.

5.	Critical accounting policies: key estimates and judgments

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by management, although the actual results could differ from these estimates.

Information about those areas that require significant judgment or involve a higher degree of complexity in the application of the accounting policies and that could materially affect the Company’s financial condition and results of operations is set out as follows:

5.1.	Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates, impairment testing, decommissioning costs estimates and for projections of high probable future exports subject to cash flow hedge.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

These estimates require the application of judgment and are reviewed at least annually based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in the Company’s development strategy or in the production capacity.

The Company determines its oil and gas reserves both pursuant to the U.S. Securities and Exchange Commission - SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are: selling price of crude oil (ANP/SPE establishes the use of the Company’s forecasted price, while SEC determines the use of an average price considering each first day of the last 12 months); concession period (ANP permission for the use of reserve quantities after the concession period). Additionally, pursuant to the SEC criteria, only proved reserves are determined, while proved and unproved reserves are determined pursuant to the ANP/SPE criteria.

According to the definitions prescribed by the SEC, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscientific and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods, and government regulation. Proved reserves are subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are those that can be expected to be recovered through: (i) existing wells with existing equipment and operating methods; (ii) extraction technology installed and operational at the time of the reserves estimate, extracting oil and gas in other ways than using wells.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Detailed information on reserves is presented as unaudited supplementary information.

a)	Impacts of oil and gas reserves on depreciation, depletion and amortization

Depreciation, depletion and amortization are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Reviews to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.

Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

Notes 4.8 and 12 provide more detailed information on depreciation, amortization and depletion.

b)	Impacts of oil and gas reserves on impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note 4.10. In general, analyses are based on proved reserves and probable reserves pursuant to the ANP/SPE definitions.

c)	Impacts of oil and gas reserves on decommissioning costs estimates

The timing of abandonment and dismantling of on shore and offshore areas is based on the length of reserves depletion, in accordance with ANP/SPE definitions.

Therefore, the review of the timing of reserves depletion may impact the provision for decommissioning cost estimates.

d)	Impacts of oil and gas reserves on highly probable future exports subject to cash flow hedge accounting

The Company estimates highly probable future exports in accordance with future exports forecasted in the scope of its  Business and Management Plan - BMP and its Strategic Plan projections, which are driven by proved and probable reserves estimates. Reviews in such reserves may impact future exports forecasts and, consequently, hedge relationship designations may also be impacted. For example, whenever future exports for which a hedging relationship has been designated are no longer considered as highly probable, the Company revokes this designation and the cumulative foreign exchange gains or losses recognized in other comprehensive income remain in shareholders’ equity until the forecast exports occur. Additionally, if the future exports are also no longer expected to occur, the cumulative foreign exchange recognized in other comprehensive income is immediately recycled from shareholders’ equity to the statement of income.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

5.2.	Main assumptions for impairment testing

Impairment testing involves uncertainties mainly related to its key assumptions: average Brent prices and Real/U.S. dollar average exchange rate. These assumptions are relevant to virtually all of the Company’s operating segments and a significant number of interdependent variables are derived from these key assumptions and there is a high degree of complexity in their application in determining value in use for impairment tests.

The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop precipitously, industry prices over the long term tends to continue being driven by market supply and demand fundamentals.

Projections relating to the key assumptions are derived from the Business and Management Plan for the first five years and consistent with the Strategic Plan for the following years. These assumptions are consistent with market evidence, such as independent macro-economic forecasts, industry commentators and experts. Back testing analysis and feedback process in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as historical idle capacity, industry costs, oil and gas production forecasted by specialized firms, the relationship between the oil price and the U.S. dollar exchange rate, as well as the impact of OPEC on the oil market.

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment charges on certain assets or CGUs. For example, the Brent price directly impacts the Company’s sales revenue and refining margins, while the Real/U.S. dollar exchange rate mainly impacts our capital and operating expenditures.

Changes in the economic and political environment may also result in higher country risk projections that would increase discount rates for impairment testing.

In addition, changes in reserve volumes, production curve expectations and lifting costs could trigger the need for impairment assessment, as well as capital expenditure decisions, which are also affected by the Company’s plan to reduce its leverage, may result in postponement or termination of projects, reducing their economic feasibility.

The recoverable amount of certain assets was not substantially in excess of their carrying amounts and, therefore, it is reasonably possible that outcomes in future periods that are different from the current assumptions may result in the recognition of additional impairment charges on these assets, as described in note 14.1.1.

5.3.	Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model. Changes in the aggregation of assets into Cash-Generating units (CGUs) could result in additional impairment charges or reversals. Such changes may occur due to a review of investment, strategic or operational factors result in changes in the interdependencies between those assets and, consequently, alter the aggregation or breakdown of assets into CGUs. The assumptions set out below have been consistently applied by the Company:

a)	Exploration and Production CGUs:

i) Crude oil and natural gas producing properties CGU: comprises exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. At December 31, 2017, the Guriatã and Guriatã Sul fields were grouped as one CGU, the Guriatã group, since both fields share the same reservoir. Based on the same reason, Canário da Terra and Canário da Terra Sul fields were also groped in a single CGU, so named Canário da Terra group. In addition, on November 30, 2017, the company submitted to the ANP the declaration of commerciality of the Mero field and it has been regarded as a single CGU. Accordingly, E&P CGUs include 40 groups of fields comprising 179 fields.

The drilling rigs are not part of any grouping of assets and are assessed for impairment separately.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

b)	Refining, transportation and marketing CGUs:

i) Downstream CGU: comprises refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro, with a combined and centralized operation of logistical and refining assets in Brazil.  These assets are managed with a common goal of achieving efficiency, profitability and strategic value long term on a nationwide basis.  They are not operated for the generation of profit by asset/location. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. The refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sales prices of oil products. The operational decisions are analyzed through an integrated model of operational planning for market supply. This model evaluates the solutions to supply the market considering all the options for production, importing, exporting, logistics and inventories seeking a comprehensive optimum of Petrobras and not the profit of each unit. The decision regarding a new investment is not based on the profitability of the project for the asset where it will be installed, but for the Petrobras Group. The model in which the entire planning is based, used in the studies of technical and economic feasibility of new investments in refining, may, in its indications, allocate a lower economic kind of oil to a certain refinery or define a lower economic mix of products to it, or even force it to supply more distant markets (area of influence), leading it to operate with reduced margins if seen individually, in case this is the best for the integrated system as a whole. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market.

ii) CGU Comperj – comprises assets under construction of the first refining unit of Petrochemical Complex of Rio de Janeiro. In 2014, the Company decided to postpone this project for an extended period of time;

iii) CGU Second Refining Unit of RNEST – comprises assets under construction of the second refining unit of Abreu e Lima refinery. In 2014, the Company decided to postpone this project for an extended period of time;

iv) Petrochemical CGU: This CGU was composed of the PetroquímicaSuape and Citepe petrochemical plants until November 2016. Since December 2016, these assets have not been aggregated as a CGU following their reclassification to assets held for sale.

v) Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels. In December 2017, Transpetro's management decided to postpone the completion of three vessels under construction that were PANAMAX class (EI-512, EI-513 and EI-514) for an indefinite period of time and, thus, these assets are no longer part of Transportation CGU and were reviewed and tested for impairment separately;

vi) Hidrovia CGU: comprises the fleet of vessels of the Hidrovia project (transportation of ethanol along the Tietê River) that are under construction. In 2016, they were removed from the Transportation CGU since the project was delayed for an extended period of time;

vii) SIX CGU: shale processing plant; and

viii) Other operations abroad defined as the smallest group of assets that generates independent cash flows.

c)	Gas & Power CGUs:

i) Natural gas CGU: comprises natural gas pipelines and natural gas processing plants. Reflecting the Business and Management Plan – BMP 2018-2022 approved in December 2017 that foresees the entire withdrawal from petrochemical interests, along with the lower expectation of a successful sale of fertilizers and nitrogen products plants, all of the nitrogen products plants that were still grouped into this CGU started to be assessed for impairment separately;

ii) CGU UFN III: comprises assets under construction of the fertilizer plant Unidade de Fertilizantes e Nitrogenados III (UFN III). Since 2014, the Company has decided to postpone this project for an extended period of time;

iii) Power CGU: comprises the thermoelectric power generation plants; and

iv) Other CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

d)	Distribution CGU:

Mainly comprises the distribution assets related to the operations of Petrobras Distribuidora S.A.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

e)	Biofuels CGUs:

i) Biodiesel CGU: An integrated unit of biodiesel plants defined based on the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply.

ii) Quixadá CGU: comprises the assets of Quixadá Biofuel Plant. In September 2016, it was removed from the Biodiesel CGU following the decision to discontinue its operations.

Investments in associates and joint ventures, including goodwill, are assessed for impairment separately.

Further information on impairment testing is set out in notes 4.10, and 14.

5.4.	Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

•

Discount rate: comprises the projected future inflation in addition to an equivalent real interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

•

Medical costs: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22.

5.5.	Estimates related to contingencies and legal proceedings

The Company is defendant in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business, and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from  legal advisors and on the management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for actions of outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the amount of actions with similar characteristics.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes on the existing evidences can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 30 provides further detailed information about contingencies and legal proceedings.

5.6.	Decommissioning costs estimates

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

These estimates require performing complex calculations that involve significant judgment since: i) the obligations are long-term; ii)the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events actually occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The Company is constantly conducting studies to incorporate technologies and procedures to optimize the operations of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

Notes 4.14 and 20 provide further detailed information about the decommissioning provisions.

5.7.	Deferred income taxes

The recognition of deferred tax liabilities and deferred tax assets involves significant estimates and judgments by the Company. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized or it is probable that the entity will have sufficient taxable profit in future periods. In evaluating whether it will have sufficient taxable profit in future periods to support the recognition of deferred tax assets, the Company uses future projections and estimates based on its Business and Management Plan (BMP), which is approved by the Board of Directors annually. Future taxable profits projections are mainly based on the following assumptions: i) Brent crude oil prices; ii) foreign exchange rates; and iii) the Company’s projected net finance expenses (income).

Changes in deferred tax assets and liabilities are presented in note 21.5.

5.8.	Cash flow hedge accounting involving the Company’s future exports

The Company determines its future exports as “highly probable future exports” based on its Business and Management Plan - BMP and its Strategic Plan. The highly probable future exports are determined by a percentage of projected exports revenue over the mid and long term, taking into account the Company’s operational and capital expenditure optimization model, limited to a threshold based on a historical percentage of the oil production that is usually sold abroad. Future exports forecasts are reviewed whenever the Company reviews its BMP and Strategic Plan assumptions. The approach for determining exports as highly probable future exports is reviewed annually, at least.

See note 33.2 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

5.9.	Write-off – overpayments incorrectly capitalized

As described in note 3, in the third quarter of 2014, the Company wrote off R$ 6,194 of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

To account for these overpayments, the Company developed an estimation methodology, as set out in note 3. Petrobras acknowledges the degree of uncertainty involved in the estimation methodology and continues to monitor the ongoing investigations and the availability of other information concerning the amounts it may have overpaid in the context of the payment scheme. If reliable information becomes available that indicates with sufficient precision that the Company’s estimate should be modified, it will evaluate materiality and, if so, adjust.

However, as previously discussed, the Company believes it has used the most appropriate methodology and assumptions to determine the amounts of overpayments incorrectly capitalized and there is no evidence that would indicate the possibility of a material change in the amounts written-off.

5.10.	Allowance for impairment of trade receivables

Allowance for impairment of trade receivables is recognized when there is objective evidence that trade receivables are impaired. Such evidence includes insolvency, defaults, judicial recovery claims, a significant probability of a debtor filing for bankruptcy and others. See note 8 for more detailed information about allowance for impairment of trade receivables.

6.	New standards and interpretations
6.1.	International Accounting Standards Board (IASB)

IFRS 9 – Financial Instruments

The International Financial Reporting Standard 9 - Financial Instruments (IFRS 9), issued by the IASB, is mandatorily effective for annual periods beginning on or after January 1, 2018 and supersedes IAS 39 – Financial Instruments: Recognition and Measurement (IAS 39).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

IFRS 9 sets out, among others, new requirements for: classification and measurement of financial assets, measurement and recognition of expected credit losses on financial assets, changes in the terms of financial assets and financial liabilities, hedge accounting and related disclosures.

As permitted by IFRS 9, the company does not intend to restate prior periods with respect to classification and measurement (including impairment and modification of financial assets and liabilities) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 will be recognized in retained earnings at January 1, 2018. New hedge accounting requirements should generally be applied prospectively.

The impacts arising from IFRS 9 on the Company’s equity at January 1, 2018 are immaterial. The principal impacts that IFRS 9 will have on the Company’s financial statements are shown below:

Classification and measurement

IFRS 9 establishes a new classification approach for financial assets that reflects the business model in which assets are managed and their contractual cash flow characteristics.

Modification of contractual cash flow of financial assets and liabilities

IFRS 9 establishes that if a financial asset or liability measured at amortized cost has its terms modified and this change is not substantial, its gross carrying amount should reflect the discounted present value of its cash flows under the new terms using the original effective interest rate.

Impairment of Financial Assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model.

The Company will apply the practical expedient of calculating the expected credit losses on short-term trade receivables using a provision matrix.

Hedge Accounting

IFRS 9 provides for new requirements with respect to hedge accounting such as the prohibition of voluntary discontinuation of the hedge accounting, changes in the measurement of hedge effectiveness that must take into account the time value of money, as well as certain disclosure requirements were expanded.

All cash flow hedging relationships of highly probable future exports designated under IAS 39 also qualify for hedge accounting under IFRS 9 and are regarded as continuing hedging relationships.

IFRS 9 does not change the criteria for accounting for cash flow hedge.

IFRS 15 – Revenue from Contracts with Costumers

On January 1, 2018, the International Financial Reporting Standard 15 - Revenue from Contracts with Customers (IFRS 15) became effective.  This Standard, issued by the IASB, supersedes a number of Standards and Interpretations, including IAS 18 - Revenue.

The objective of this Standard is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. This Standard should be applied to all contracts with customers, except to non-monetary exchanges between entities in the same line of business to facilitate sales to customers or potential customers, or when the transaction is within the scope of another Standard.

The requirements of IFRS 15 establish a comprehensive approach to determine when and in what amount of revenue from a contract with a customer that should be recognized. To achieve this, the newly enacted standard uses the following five step approach: 1) identify the contract with a customer; 2) identify the separate performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the separate performance obligations in the contract, 5) recognize revenue when the entity satisfies a performance obligation. A performance obligation is satisfied when the customer obtains control of that good or service.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

For the purposes of the transition requirements an entity shall apply this Standard using one of the following two methods: (i) retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, subject to the practical expedients; or (ii) retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.  The company intends to apply the second method as of January 1, 2018, and so far no cumulative effects have been identified to be recognized.

The changes in the Company's accounting policies arising from IFRS 15 only affect the way certain revenues from contracts with customers are disclosed within the statement of income and do not impact net income/loss. In 2017, it would be equivalent to a 1.7% reduction in revenues. The main changes are the following:

The Company acting as an agent

In accordance with accounting policies at December 31, 2017, the Company is regarded as the principal in certain transactions. Therefore, the revenues from these sales, cost of the product sold and sales expenses are presented separately in the statement of income. However, under the new standard’s requirements, the company acts as an agent because it does not obtain control of goods or services provided by another party before it is transferred to the customer. From January 1, 2018, revenues from these sales will be presented in the statement of income net of their cost of sales and sales expenses.

Non-exercised right Income (breakage)

In accordance with accounting policies at December 31, 2017, the Company regards the income from rights not exercised by customers in certain take or pay and ship or pay contracts as penalties revenue and presents it as other income and expenses in the statement of income. However, according to the new standard’s requirements, the Company will account for and present its income from rights not exercised by customers as sales revenues in the statement of income, as from January 1, 2018.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

As of January 1, 2018, the IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration (IFRIC 22), issued by the IASB, became mandatorily applicable.

IFRIC 22 applies to a foreign currency transaction (or part of it) when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it). IFRIC 22 clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

Based on the transition provisions of IFRIC 22, the Company will apply the new requirements prospectively from the effective date of the interpretation and did not identified any material impact on its financial statements.

IFRS 16 – Leases

On January 13, 2016, the IASB issued IFRS 16 “Leases”, which will become effective for the financial report period beginning on or after January 1, 2019, superseding the following standards and related interpretations: IAS 17 - Leases; IFRIC 4 - Determining whether an Arrangement contains a Lease; SIC-15 - Operating Leases – Incentives; and SIC-27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives.   This Standard shall be applied to all leases, except for:

•	Leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources;
•	Leases of biological assets within the scope of IAS 41 Agriculture held by a lessee;
•	Service concession arrangements within the scope of IFRIC 12 Service Concession Arrangements;
•	Licenses of intellectual property granted by a lessor within the scope of IFRS 15 Revenue from Contracts with Customers; and
•	Rights held by a lessee under licensing agreements within the scope of IAS 38 Intangible Assets for such items as motion picture films, video recordings, plays, manuscripts, patents and copyrights.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Among the changes for lessees, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17. Instead, it introduces a single lessee accounting model, in which all leases result in the recognition of a right to use an asset at the start of the lease. If lease payments are made over time, a financial liability will also be recognized. Accordingly, the adoption of IFRS 16 may cause a significant increase in assets and liabilities presented in statement of financial position.

Following the adoption of IFRS 16, lease payments under operating leases will not be charged to results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the finance liability will affect the results. Finance expenses may qualify for borrowing costs capitalization in accordance with IAS 23 and foreign exchange gains and losses may be first recognized within equity if designated as hedge instrument, as set out in IFRS9.

For lessors, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is assessing the impacts that IFRS 16 will have on its financial statements and is unable to make a reasonable estimation of those impacts at this stage of the implementation process. Once the estimated impact can be evaluated with sufficient reliability, it may result in the need to renegotiate the terms of certain debt instrument with BNDES (Brazilian Development Bank) and other financial institutions, especially regarding the covenants clauses related to debt level.

6.2.	Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC)

The CPC issue accounting pronouncements and interpretations equivalent to the IFRS issued by IASB. The following table sets out the main pronouncements and interpretations issued by the CPC not effective as of December 31, 2017, which the Company did not adopt them in advance:

CPC	Equivalent IFRS	Effective date
CPC 47 - Receita de Contrato com Cliente	IFRS 15 - Revenue from Contracts with Customers	January 1, 2018
CPC 48 - Instrumentos Financeiros	IFRS 9 – Financial Instruments	January 1, 2018
ICPC 21 - Transação em Moeda Estrangeira e Adiantamento	IFRIC 22 – Foreign Currency Transactions and Advance Consideration	January 1, 2018
CPC 06 (R2) - Operações de Arrendamento Mercantil	IFRS 16 - Leases	January 1, 2019

The transitional provisions and the effects of the initial adoption of the aforementioned pronouncements and interpretations are the same presented in note 6.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

7.	Cash and cash equivalents and Marketable securities
7.1.	Cash and cash equivalents
	Consolidated		Parent Company
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Cash at bank and in hand	5,193	1,926	8	17
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	3,889	3,845	1,050	849
Other investment funds	57	427	10	1
	3,946	4,272	1,060	850
- Abroad
Time deposits	20,632	10,053	−	−
Automatic investing accounts and interest checking accounts	37,337	31,875	237	5,400
U.S. Treasury bills	−	17,004	−	−
Other financial investments	7,386	3,978	−	−
	65,355	62,910	237	5,400
Total short-term financial investments	69,301	67,182	1,297	6,250
Total cash and cash equivalents	74,494	69,108	1,305	6,267

The principal uses of funds in 2017 were for debt service obligations (R$ 137,386) including pre-payment of debts, and for capital expenditures (R$ 43,614), and they were principally provided by operating activities (R$ 86,467), proceeds from financing (R$ 86,467) and disposal of assets (R$ 14,813).

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds and related repo investments that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

7.2.	Marketable securities
	Consolidated				Parent Company
	12.31.2017			12.31.2016	12.31.2017	12.31.2016
	In Brazil	Abroad	Total	In Brazil	Total	Total
Trading securities	3,531	−	3,531	2,556	3,531	2,487
Available-for-sale securities	505	2,015	2,520	1	42	1
Held-to-maturity securities	397	−	397	292	162	285
Total	4,433	2,015	6,448	2,849	3,735	2,773
Current	4,222	2,015	6,237	2,556	3,531	2,487
Non-current	211	−	211	293	204	286

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Available-for-sale securities in Brazil refer substantially to São Martinho’s common shares granted to the wholly-owned subsidiary Petrobras Biocombustível S.A. - PBIO (24 million shares) as consideration for PBIO’s shares in Nova Fronteira. For further information on this transaction see note 10.3. Available-for-sale securities abroad refer to UK government bonds amounting to GBP 475 million and maturing in March 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

8.	Trade and other receivables
8.1.	Trade and other receivables, net
	Consolidated		Parent Company
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Third parties	23,138	19,972	9,898	7,585
Related parties
Investees (note 19.7)	1,752	1,809	14,874	20,304
Investments in the Receivables Investment Fund - FIDC-NP (note 19.4)	−	−	14,222	11,301
Receivables from the electricity sector (note 8.4) (*)	17,362	16,042	13,467	5,995
Petroleum and alcohol accounts - receivables from Brazilian Government (note 19.8)	829	875	829	875
Finance lease receivables	1,818	3,986	−	−
Receivables from divestment in Nova Transportadora do Sudeste (note 10.1)	2,885	−	2,885	−
Other receivables	5,449	5,373	2,109	2,951
	53,233	48,057	58,284	49,011
Allowance for impairment of trade and other receivables	(19,667)	(17,682)	(8,834)	(7,676)
Total	33,566	30,375	49,450	41,335
Current	16,446	15,543	34,239	31,073
Non-current	17,120	14,832	15,211	10,262

(*) Includes the amount of R$ 795 at December 31, 2017 (R$ 817 at December 31, 2016) regarding  finance lease receivable from AME-D. The variation in the Parent Company is due to the restructuring of BR Distribuidora, as set out in note 10.3.

8.2.	Trade receivables overdue - Third parties
	Consolidated		Parent Company
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Up to 3 months	1,972	1,313	1,465	609
From 3 to 6 months	171	218	101	90
From 6 to 12 months	275	1,339	146	412
More than 12 months	11,819	8,637	4,540	4,332
Total	14,237	11,507	6,252	5,443

8.3.	Changes in the allowance for impairment of trade and other receivables
	Consolidated		Parent Company
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Opening balance	17,682	14,274	7,676	6,514
Additions	2,697	4,532	1,384	1,400
Write-offs	(349)	(28)	(147)	−
Reversals	(428)	(595)	(79)	(238)
Cumulative translation adjustment	65	(501)	−	−
Closing balance	19,667	17,682	8,834	7,676
Current	6,842	6,551	4,632	4,414
Non-current	12,825	11,131	4,202	3,262

As established in IFRS 9, from 2018 onwards, impairment of trade receivables will be based on the expected credit loss model, no longer on the incurred loss, as set out in note 6.

8.3.1.	Allowance for impairment of receivable relating to the Vitória 10,000 drilling rig

On May, 22 2017, the Company terminated a finance lease agreement relating to the Vitória 10,000 drilling rig, owned by the indirect wholly-owned subsidiary Drill Ship International BV – DSI BV and leased to the Deep Black Drilling LLP – DBD, an entity from Schahin group. On July 19, 2017, a court ruling confirmed this contract termination and, shortly after, Schahin filed a request to suspend its effects, which was denied by the court on July 28, 2017.

Due to the finance lease agreement termination, the Company assessed the value in use of the drilling rig based on the cash flows projected to arise from its commitment to certain Petrobras Group projects, and compared it to the carrying amount of the finance lease receivable at June 30, 2017. As result, the Company wrote-down R$ 818 as other income and expenses in the second quarter of 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

In addition, on August 9, 2017, measures were adopted to obtain possession of this drilling rig, which effectively occurred on August 16, 2017. As a result of this matter, in the third quarter of 2017 the Company added R$ 76 to the allowance for impairment due to additions to the finance lease receivable and contractual fine, as well as derecognized the finance lease receivable and recognized the drilling rig as equipment within property, plant and equipment in the amount of R$ 1,224.

8.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	Consolidated
	12.31.2016	Sales	Amounts received	Transfers (*)	Write-offs	Allowance for impairment, net of reversals	Inflation indexation	12.31.2017
Related parties (Eletrobras Group)
Eletrobras Distribuição Amazonas - AME-D	8,065	789	(1,752)	1,300		(889)	967	8,480
Centrais Elétricas de Rondônia - CERON	1,201	−	(68)	−		−	111	1,244
Others	313	151	(160)	−	(55)	80	37	366
Subtotal	9,579	940	(1,980)	1,300	(55)	(809)	1,115	10,090
Third parties
Cia de Gás do Amazonas - Cigás	468	2,533	(1,251)	(1,300)		(8)	25	467
Centrais Elétricas do Pará - Celpa	−	336	(413)		(25)	111	−	9
Others	15	670	(627)		(61)	25	6	28
Subtotal	483	3,539	(2,291)	(1,300)	(86)	128	31	504
Trade receivables, net	10,062	4,479	(4,271)	−	(141)	(681)	1,146	10,594

Trade receivables - Eletrobras Group	16,042	940	(1,980)	1,300	(55)		1,115	17,362
(-) Allowance for impairment	(6,463)					(809)		(7,272)
Subtotal	9,579	940	(1,980)	1,300	(55)	(809)	1,115	10,090
Trade receivables - Third parties	1,683	3,539	(2,291)	(1,300)	(86)		31	1,576
(-) Allowance for impairment	(1,200)	−	−		−	128	−	(1,072)
Subtotal	483	3,539	(2,291)	(1,300)	(86)	128	31	504
Trade receivables - Total	17,725	4,479	(4,271)	−	(141)	−	1,146	18,938
(-) Allowance for impairment	(7,663)	−	−	−	−	(681)	−	(8,344)
Trade receivables, net	10,062	4,479	(4,271)	−	(141)	(681)	1,146	10,594
(*) Transfer of overdue receivables from Cigás to AME-D, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME-D.

The Company supplies fuel oil, natural gas, and other products to entities that operate in the city of Manaus and in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system provides the public service of electricity distribution in the northern region of Brazil, as the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) has not yet met the demand for electricity.

The total cost of power generation to Manaus and the isolated electricity system includes the costs to products supplied by the Company. Local consumers partially cover these costs based on a threshold comprising the average cost of the energy and potency traded in the Regulated Procurement Environment (Ambiente de Contratação Regulada – ACR). Most of the funds for the payment for these costs comes from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), a component of the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE).

The regulation of CCC and CDE underwent some changes in the last few years, notably the ones arising from Provisional Measure 579/2012, signed into Law No. 12,783/2013, and to Provisional Measure 735/2016, signed into Law No. 13,360/2016.

These changes, along with supervision procedures carried out run by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) over these accounts and its beneficiaries (power plants controlled by Eletrobras) caused instability and decrease in amount of funds transferred from CCC since 2013, which increased the default rate of those customers to the Company, notably relating to Eletrobras Distribuição Amazonas (AME-D).

The Company intensified negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into debt acknowledgement agreements with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed R$ 8,601 to the Company, of which R$ 7,380 were collateralized by payables from the CDE to the CCC. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis and the first of 120 monthly installments was paid in February 2015.

The contractual amortization clauses in the debt acknowledgement agreements establish the payment of 15% of the amount of renegotiated debt within 36 months and the remaining 85% to be paid in 84 installments beginning in January 2018. Therefore, the Company expects the balance of trade receivables from the electricity sector will decrease from 2018 onwards, which did not happen until December 31, 2017 due to the characteristics of its initial amortizations along with its indexation. Despite some periodic delays, these payments have continued.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Considering the restructuring of the electricity sector and the expected effects arising from the Normative Instruction 679/2015 enacted by ANEEL, the Company expected a decrease on these defaults rates, which actually had not occurred.

Accordingly, the Company has adopted measures to reduce the default rate, mainly:

•	Judicial collection of overdue receivables from companies of Eletrobras Group, with respect to fuel oil, natural gas and other liquid fuels;
•	Suspension of fuels supply on credit;
•	Register of entities controlled by Eletrobras as delinquent companies in the Brazilian public sector records of overdue receivables; and
•

Register of AME as a delinquent company in ANEEL records from April 2016 to May 2017. In May 2017, ANEEL canceled this registration alleging fuel purchases are non intra sector debt. The Company appealed the ANEEL decision.

In 2017, the Company accounted for allowances for impairment of trade receivables, net of reversals, totaling R$ 681 (R$ 1,242 in 2016) primarily due to partial defaults relating to supplies of natural gas, partially offset by overdue receivables paid by CELPA.

Moreover, the Company has negotiated with Eletrobras the settlement of the receivables relating to Eletrobras Group. The Company is assessing the provisions approved at Eletrobras’ Shareholder’s General Meeting, held on February 8, 2018, primarily the segregation of operating segments and the privatization of companies controlled by Eletrobras.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

9.	Inventories
	Consolidated		Parent Company
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Crude oil	12,065	11,485	10,197	9,961
Oil products	9,309	8,634	7,347	7,091
Intermediate products	2,027	2,281	2,027	2,281
Natural gas and LNG (*)	222	435	66	310
Biofuels	572	686	64	74
Fertilizers	83	85	80	66
Total products	24,278	23,606	19,781	19,783
Materials, supplies and others	3,803	4,053	3,384	3,755
Total	28,081	27,659	23,165	23,538
Current	28,081	27,622	23,165	23,500
Non-current	−	37	−	38

(*) LNG - Liquefied Natural Gas

The amount of inventories is presented net of R$ 4 reducing inventories to net realizable value (R$ 92 as of December 31, 2016), primarily due to changes in international prices of crude oil and oil products. In 2017, the Company recognized as cost of sales R$ 211 reducing inventories to net realizable value, net of reversals (R$ 1,320 in 2016).

At December 31, 2017, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, in the amount of R$ 13,454 (R$ 6,449 at December 31, 2016), as set out in note 22. In the third quarter of 2017, the amount of collateral was revised and updated in order to reflect the increase in commitments undertaken under TCF.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

10.	Disposal of Assets and other changes in organizational structure

The Company has an active partnership and divestment program which takes into account opportunities for divestments in several areas in which it operates. The divestment portfolio is dynamic, meaning that market conditions, legal matters and negotiations may affect the Company’s evaluation of ongoing and potential transactions. This program is an essential initiative in the Company’s 2018-2022 Business and Management Plan (2018-2022 BMP) which, along with other initiatives, will enable the Company to reduce and improve its indebtedness and debt profile, respectively. For the period 2017-2018, the target of proceeds from divestments is US$ 21 billion.

On December 7, 2016, the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) filed a civil action prohibiting the Company from commencing additional divestment projects and entering into sales agreements, except for transactions in their final stages at that time.

After the TCU’s assessment of the divestments decision-making methodology and the Company’s review of its divestment policies, the TCU’s civil action was dismissed, allowing the partnership and divestment program to continue based on the Company’s revised methodology.

Accordingly, the Company’s Executive Board approved the new divestment portfolio on March 30, 2017, consisting of projects that follow the revised divestment methodology in compliance with the TCU’s decision.

10.1.	Disposal of assets

Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), a group entity from the distribution business segment, held through Petrobras Caribe Ltda.

This transaction was concluded on January 4, 2017 and the net proceeds from this sale were US$ 470 million, of which US$ 90 million was received via distribution of dividends after taxes on December 9, 2016 and the remaining US$ 380 million was paid by Southern Cross Group at the transaction closing. Accordingly, the Company recognized a gain of R$ 2 as other income and expenses, in the first quarter of 2017, taking into account the impairment of R$ 266 at December 31, 2016.

In addition, a R$ 248 loss was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustments resulting from the depreciation of the Chilean Peso against the U.S. Dollar from the time of the acquisition of this investment to its disposal (see note 23.4).

Disposal of interest in Nova Transportadora do Sudeste (NTS) and related changes in organizational structure

On September 22, 2016, the Company’s Board of Directors approved the sale of a 90% interest in Nova Transportadora do Sudeste - NTS, a group entity from the gas and power business segment, to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation - CIC) and GIC Private Limited (GIC). The disposal occurred after a corporate restructuring intended to concentrate the transportation assets of the southeastern region in NTS.

The corporate restructuring of NTS comprised an increase in its share capital in the amount of R$ 2,310, through net assets of the Company’s subsidiary Transportadora Associada de Gás S.A. – TAG.  Subsequently TAG had a reduction in its share capital, in the amount of its investment in NTS (R$ 2,600), which was transferred to Petrobras. This restructuring maintained the same terms of the Firm Gas Transportation Agreements associated to the assets involved on the transaction.

On April 4, 2017, after performing all conditions precedent and adjustments provided for in the purchase and sale agreement, this transaction was completed in the amount of US$ 5.08 billion upon the payment of US$ 4.23 billion on this date, made up of: US$ 2.59 billion from the sale of shares, of which US$ 109 million was allocated to an escrow account pledged as collateral for charges associated with the repair of pipelines; and US$ 1.64 billion relates to the issuance of convertible debentures by NTS, maturing in 10 years, as a replacement of the debt to PGT. The remaining balance (US$ 850 million, also relating to the sale of shares) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

At the transaction closing, the Company recognized a gain on this transaction in the amount of R$ 6,977 accounted for as other income and expenses, which includes a R$ 698 gain on the remeasurement at fair value of the remaining 10% interest in NTS.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

On October 10, 2017, the final price adjustment was settled, in the amount of R$ 63, totaling a gain of R$ 7,040 on this transaction.

Disposal of Guarani

On December 28, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO), in the biofuels business segment, disposed of its interests in the associate Guarani S.A. (45.97% of share capital) to Tereos Participations SAS, an entity of the French group Tereos.

On February 3, 2017, this transaction was concluded pursuant to the payment of US$ 203 million, after all conditions precedent were performed by Tereos Participations S.A. In, 2016, impairment losses amounting to R$ 578 were accounted for as results in equity-accounted investments with respect to Guarani.

Additionally, a gain of R$ 132 was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the appreciation of Mozambican Metical against the Brazilian Real from the acquisition of this investment to its disposal (see note 23.4). This gain was partially offset by a R$ 69 loss also recycled from shareholders’ equity to other income and expenses, reflecting cumulative losses relating to cash flow hedge accounting.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of R$ 2,666.

According to an official statement released by the General Superintendence of CADE (SG) on June 30, 2017, additional diligence was required in order to make a decision regarding on market concentration aspects of this sale. On August 28, 2017, the SG reported some concerns about market concentration that may result from this transaction and submitted its opinion to the CADE court.

Based on pending conditions precedent to the transaction, including CADE approval, the related assets and liabilities remained classified as held for sale as of December 31, 2017.

On February 28, 2018, the CADE court ruled on this matter and dismissed this sale. This decision is object to a termination clause within the sales and purchase agreement that provides for compensation to the Company, received on March 13, 2018, amounting to R$ 286.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and to Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385 million, which will be fully disbursed at the transaction closing. This amount remains subject to adjustments relating to working capital, net debt and recoverable taxes.

On February 21, 2017, the transaction was approved at the Grupo Alfa’s Board of Directors Meeting and, on March 27, 2017, at Petrobras’ Shareholders’ Meeting.

According to an official statement released by the General Superintendence of CADE (SG) on October 10, 2017, additional diligence was required in order to conclude on market concentration aspects of this sale. On December 15, 2017, the SG concluded its opinion, recommending to the CADE Court the approval of this transaction subject to the execution of an Agreement on Concentration of Control (Acordo de Controle de Concentração – ACC).

Due to some customary conditions precedent to its closing, including the CADE approval, the related assets and liabilities remained classified as held for sale at December 31, 2017.

On February 7, 2018, the CADE approved this transaction, however, other customary conditions precedent are still pending to date.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•

Transfer of the Company’s 50% interests in Termobahia S.A, including the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of R$ 156.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 million in cash for assets and services, subject to price adjustments, as well as contingent payments in the amount of US$ 150 million, associated with the production volume in Lapa field. In addition, a long-term line of credit in the amount of US$ 400 million will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements supplement the ones already executed on December 21, 2016, such as: (i) the Company’s preemptive right to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

At December 31, 2017, these transactions were still subject to approval by the relevant authorities, the potential exercise of preemptive rights by current Iara partners, and other customary conditions precedent. Accordingly, the related assets and liabilities were classified as held for sale at December 31, 2017.

On January 15, 2018, Petrobras and Total closed the aforementioned transfers of interests of Iara and Lapa fields, after performing all conditions precedent to this transaction.

This transaction totaled US$ 1.95 billion, including price adjustments, but not including the long-term line of credit and the contingent payments.

The closing of the power plants deal is still subject to approval by the relevant authorities and other customary conditions precedent.

Initial public offering (IPO) of Petrobras Distribuidora (BR)

On July 11, 2017, the Company’s Board of Directors approved an IPO of its subsidiary Petrobras Distribuidora (BR) through a secondary public offering of common shares, aiming at joining the market tier in the Brazilian stock exchange that requires the highest level of corporate governance, so named New Market (Novo Mercado).

Accordingly, on September 5, 2017, the Extraordinary General Shareholder’s Meeting of BR approved the changes in its bylaws taking into account relevant rules governing the requirements needed to join the New Market tier (Law 13,303/2016 and Decree 8,945/2016).

On December 14, 2017, the Brazilian Securities and Exchange Commission (CVM) accepted the registration of the public offering of secondary distribution of common shares for Petrobras Distribuidora (BR), held the following day in Brazil, in the non-organized over-the-counter market, pursuant to applicable rules.

The Final Prospectus of the Offering reported the sale of 291,250,000 common shares ("Base Lot") at the price of R$ 15.00 per share. This offering was increased by an additional lot of 43,687,500 shares, as allowed for in the Final Prospectus, under the same conditions and at the same price of issue as initially offered ("Additional Lot").

The offering was closed on December 22, 2017, with a total distribution of 334,937,500 shares, in the total amount of R$ 5,024, representing a 28.75% stake of BR equity. Considering the book value of the investment, in the proportion of the disposed shares, and the transaction costs, the final gain totaled R$ 2,399, R$ 1,597 net of tax, accounted for in equity within additional paid in capital, since the Company keeps the control of BR, as set out in note 23.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Base Lot	Additional Lot	Total
% of disposed stake	25.00%	3.75%	28.75%
Number of shares	291,250,000	43,687,500	334,937,500
Offering price of common shares (in U.S. dollars)	15.00	15.00	15.00
Value of the offering	4,368	655	5,023
Book value of the disposed shares	(2,180)	(327)	(2,507)
Transaction costs	(102)	(15)	(117)
Gain accounted for in equity	2,086	313	2,399

Sale of Azulão field

On November 22, 2017, the Company entered into an agreement with Parnaíba Gás Natural S.A., a subsidiary of Eneva S.A, concerning the assignment of its entire participation in the Azulão Field (Concession BA-3), located in the state of Amazonas. The total amount of the operation is US$ 54.5 million and will be paid at the transaction closing.

The completion of this deal is subject to the fulfillment of usual conditions precedent, including approval by ANP. Accordingly, the related assets and liabilities were classified as held for sale at December 31, 2017.

Strategic alliance with Statoil

On December 18, 2017, the Company entered into agreements with the Norwegian company Statoil relating to the assets of the strategic partnership, in continuity with the Heads of Agreement (“HoA”) signed and disclosed on September 29, 2017. The main signed contracts are:

(i) Strategic Alliance Agreement ("SAA") - agreement describing all documents related to the strategic partnership, covering all negotiated initiatives.

(ii) Sale and Purchase Agreement ("SPA") - sale of 25% of Petrobras’ interest in the Roncador field to Statoil.

(iii) Strategic Technical Alliance Agreement ("STAA") - strategic agreement for technical cooperation aiming at maximizing the value of the asset and focusing on increasing the recoverable oil volume (recovery factor), including the extension of the useful life of the field;

(iv) Gas Term Sheet - Statoil may hire a certain processing capacity of natural gas at the Cabiúnas Terminal (TECAB) for the development of the BM-C-33 area, where the companies already are partners and Statoil is the operator.

The strategic alliance, among other goals, aims at applying the Statoil’s expertise in mature fields in the North Sea towards increasing the recovery factor of Roncador field. Accordingly, the parties signed the STAA for technical cooperation and the joint development of projects.

The SPA has a total amount of US$ 2.9 billion, made up of US$ 117.5 million paid at the signature date of the agreement, contingent payments relating to investments in projects to increase the recovery factor of the field, limited to US$ 550 million, and the remaining amount will be paid at the transaction closing. Accordingly, the related assets and liabilities remained classified as held for sale at December 31, 2017 and, as a result, an impairment charge was recognized, as set out in note 14.1.

On March 13, 2018, the CADE approved this transaction. However, its closing still depends on the fulfillment of other conditions precedent, such as the approval of ANP.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

10.2.	Assets classified as held for sale

The major classes of assets and liabilities classified as held for sale are shown in the following table:

	Consolidated
	12.31.2017					12.31.2016
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	26	−	26	355
Trade receivables	4	−	536	−	540	667
Inventories	−	−	423	−	423	560
Investments	−	−	17	−	17	1,233
Property, plant and equipment	14,301	2	944	315	15,562	14,409
Others	−	−	1,024	−	1,024	1,445
Total	14,305	2	2,970	315	17,592	18,669

Liabilities on assets classified as held for sale
Trade Payables	95	−	239	−	334	440
Finance debt	−	−	−	−	−	45
Provision for decommissioning costs	563	−	−	−	563	170
Others	−	−	398	−	398	950
Total	658	−	637	−	1,295	1,605

At December 31, 2017, the amounts mainly refer to assets and liabilities transferred following the approvals of the disposal of Liquigás, Petroquímica Suape and Citepe, interests in the concession areas named as Iara and Lapa, as well as interests in the thermoelectric power generation plants Rômulo Almeida and Celso Furtado, 25% interest in Roncador field and 100% interest in Azulão field. At December 31, 2016, the amounts also comprise assets and liabilities transferred following the approvals of the disposals of NTS, Petrobras Chile Distribución Ltda (PCD), Guarani and Nova Fronteira.

10.3.	Other changes in organizational structure

Corporate restructuring in Petrobras Distribuidora (BR)

In preparation for the IPO of BR, on August 25, 2017, the Company’s Board of Directors approved the corporate restructuring of BR through the following transactions:

•	On August 31, 2017, Petrobras Parent Company increased the share capital of BR by R$ 6,313, in order to prepay borrowings owned by BR and unconditionally guaranteed by Petrobras (note 11.2); and
•

Partial split-off of BR into the wholly-owned subsidiary Downstream Participações Ltda. (“Downstream”). The split-off relates to the collateralized receivables held by BR resulting from debt acknowledgement agreement with the Eletrobras group and other receivables from other entities of Petrobras Group also held by BR, totaling the same amount of the aforementioned capital increase. These assets were incorporated by Downstream on August 31, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with the São Martinho group to merge PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, São Martinho granted to PBIO additional 24 million of its common shares, corresponding to 6.593% of its total capital. These shares were accounted for as available-for-sale securities, as set out in note 7.

On December 27, 2017, the Extraordinary General Shareholder’s Meeting of PBIO approved the sale of these shares through a block trade.

On February 16, 2018, PBIO disposed, through a public auction held in the Brazilian stock exchange, these 24 million of shares, at the share price of R$ 18.51. The settlement of the transaction occurred on February 21, 2018, closing the complete disposal of PBIO’s interests in São Martinho’s capital.

Incorporation of Downstream

On November 7, 2017, Extraordinary General Meeting of Petrobras approved the incorporation of Downstream Participações Ltda (“Downstream”) in Petrobras Parent Company, without share capital increase.

10.4.	Cash flows from sales of interest with loss of control

As shown in note 10.1, among other transactions in the scope of the Divestment and Venture Plan, in 2017 the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
NTS	7,917	(282)	7,635
Petrobras Chile Distribución	1,556	(328)	1,228
Total	9,473	(610)	8,863

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

11.	Investments
11.1.	Information about direct subsidiaries, joint arrangements and associates (Parent Company)
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss) for the year	Country
Consolidated entities
Subsidiaries
Petrobras Netherlands B.V. - PNBV (i)	E&P	100.00	100.00	89,713	8,202	Netherlands
Petrobras Distribuidora S.A. - BR	Distribution	71.25	71.25	8,826	1,151	Brazil
Petrobras International Braspetro - PIB BV (i) (ii)	Several segments (iii)	100.00	100.00	27,116	(5,429)	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	4,227	121	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	3,934	789	Brazil
Transportadora Associada de Gás S.A. - TAG	Gas & Power	100.00	100.00	12,457	2,334	Brazil
Petrobras Gás S.A. - Gaspetro	Gas & Power	51.00	51.00	1,953	257	Brazil
Petrobras Biocombustível S.A.	Biofuels	100.00	100.00	1,490	159	Brazil
Petrobras Logística de Gás - Logigás	Gas & Power	100.00	100.00	621	312	Brazil
Liquigás Distribuidora S.A.	RT&M	100.00	100.00	971	106	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00	100.00	175	(485)	Brazil
Termomacaé Ltda.	Gas & Power	100.00	100.00	86	(600)	Brazil
Braspetro Oil Services Company - Brasoil (i)	Corporate	100.00	100.00	581	29	Cayman Islands
Breitener Energética S.A.	Gas & Power	93.66	93.66	726	45	Brazil
Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE	RT&M	100.00	100.00	269	(177)	Brazil
Termobahia S.A.	Gas & Power	98.85	98.85	614	61	Brazil
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	RT&M	100.00	100.00	(9)	(84)	Brazil
Baixada Santista Energia S.A.	Gas & Power	100.00	100.00	324	96	Brazil
Petrobras Comercializadora de Energia Ltda. - PBEN	Gas & Power	99.91	99.91	94	13	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.20	99.20	150	43	Brazil
Petrobras Negócios Eletrônicos S.A. - E-Petro	Corporate	100.00	100.00	37	3	Brazil
Termomacaé Comercializadora de Energia Ltda	Gas & Power	99.99	99.99	10	−	Brazil
5283 Participações Ltda.	Corporate	100.00	100.00	1	−	Brazil
PDET Offshore S.A.	Corporate	100.00	100.00	(169)	(171)	Brazil

Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	256	69	Brazil
Ibiritermo S.A.	Gas & Power	50.00	50.00	187	39	Brazil

Joint Ventures
Logum Logística S.A.	RT&M	17.14	17.14	1,043	(150)	Brazil
Cia Energética Manauara S.A.	Gas & Power	40.00	40.00	129	7	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	184	60	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.20	179	106	Brazil
Brasympe Energia S.A.	Gas & Power	20.00	20.00	84	5	Brazil
Brentech Energia S.A.	Gas & Power	30.00	30.00	87	2	Brazil
Metanol do Nordeste S.A. - Metanor	RT&M	34.54	34.54	28	5	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	44	5	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	42	4	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	40	3	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51.00	51.00	39	3	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	(6)	(9)	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Biofuels	50.00	50.00	−	−	Brazil

Associates
Sete Brasil Participações S.A. (iv)	E&P	5.00	5.00	(22,460)	(258)	Brazil
Fundo de Investimento em Participações de Sondas - FIP Sondas	E&P	4.59	4.59	(1)	(2)	Brazil
Braskem S.A. (v)	RT&M	36.20	47.03	7,779	3,697	Brazil
UEG Araucária Ltda.	Gas & Power	20.00	20.00	522	(50)	Brazil
Deten Química S.A.	RT&M	27.88	27.88	393	60	Brazil
Energética SUAPE II	Gas & Power	20.00	20.00	324	122	Brazil
Termoelétrica Potiguar S.A. - TEP	Gas & Power	20.00	20.00	109	1	Brazil
Nitroclor Ltda.	RT&M	38.80	38.80	1	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00	30.00	−	−	Brazil
Nova Transportadora do Sudeste - NTS	Gas & Power	10.00	10.00	3,943	1,381	Brazil

(i) Companies abroad with financial statements prepared in foreign currency.
(ii) 5283 Participações Ltda holds a 0.0034% interest.
(iii) Cover segments abroad in E&P, RTM, Gas & Power and Distribution segments.
(iv) Despite the negative amount of net assets, allowance for losses was not recognized as the Company's obligations with Sete Brasil are limited to the investments made in this associate.
(v) Equity and net income at September 30, 2017, most recent information disclosed.

The main investees of PNBV are: Tupi BV (65%), Guará BV (45%), Agri Development BV (90%), Libra (40%), Papa Terra BV (62.5%). They are dedicated to construction and lease of equipment and platforms for Brazilian E&P consortiums and are incorporated under the law of The Netherlands. PNBV’s interests in these entities comprise the voting rights. In addition, Tupi BV and Guará BV have 100% interest in Iara BV and Lapa BV, respectively.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The main investees of PIB BV are the wholly-owned subsidiaries Petrobras Global Trading B.V. – PGT, Petrobras Global Finance B.V. - PGF; Petrobras America Inc. – PAI. PGT is incorporated under the law of The Netherlands and is dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras Group. PGF also is incorporated under the law of The Netherlands and is the finance subsidiary of Petrobras Group, raising funds through bonds issued in the international market. PAI is incorporated under the law of United Sates and is dedicated to E&P and refining activities (Pasadena). In addition, Petrobras Oil & Gas B.V. – PO&G is a joint venture incorporated under the law of The Netherlands dedicated to E&P business in Africa, of which PIB BV has 50% stake.

Petrobras has a 51% stake of Gaspetro, which holds interests in several state distributors of natural gas in Brazil that carry out, by means of concessions, public service of distribution of piped natural gas.

11.2.	Changes in investments (Parent Company)
	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Balance at 12.31.2017

Subsidiaries
PNBV	68,167	9,261	80	8,045	1,540	−	−	87,093
PIB BV	20,076	10,345	−	(5,525)	410	(16)	−	25,290
TAG	8,494	4,015	(842)	1,082	−	1,275	(1,677)	12,347
BR Distribuidora (see note 10.3)	7,294	6,313	(8,846)	1,019	−	401	(195)	5,986
Downstream	3,879	−	−	124	18	134	(53)	4,102
PB-LOG	3,348	−	−	649	−	−	(1,060)	2,937
PBIO	1,350	38	−	160	(132)	74	−	1,490
Logigás	1,190	−	(523)	312	−	3	(361)	621
Gaspetro	952	−	−	122	−	−	(80)	994
Termomacaé Ltda	705	−	−	(599)	−	−	(20)	86
Breitener	633	−	−	48	−	−	(3)	678
Araucária Nitrogenados	194	529	−	(556)	−	8	−	175
Downstream (see note 10.3)	3	−	(59)	56	−	−	−	−
Other subsidiaries	805	1	169	118	(1)	(11)	(41)	1,041
Joint operations	233	−	−	54	−	−	(64)	223
Joint ventures	314	210	3	(206)	−	4	(61)	264
Associates
Nova Transportadora do Sudeste - NTS (**)	−	−	1,150	138	−	−	(194)	1,094
Other associates	3,535	−	(177)	1,507	19	410	(378)	4,916
	121,172	30,712	(9,045)	6,548	1,854	2,282	(4,187)	149,337
Other investments	19	−						19
Total investments	121,191	30,712	(9,045)	6,548	1,854	2,282	(4,187)	149,356
Provision for losses in subsidiaries				(86)
Results in investees transferred to assets held for sale				251
Results in equity-accounted investments and other comprehensive income				6,714

(*) It Includes unrealized profits from transactions between companies.
(**) Remaining 10% stake in NTS (R$ 452), including remeasurement by fair value (R$ 698).

The investments were made, mainly, for debt repayments (PIB BV), investment projects (PNBV), BR Distribuidora restructuring as set out in note 10.3, and loan repayment to BNDES (TAG).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

11.3.	Changes in investments in joint ventures and associates (Consolidated)
	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2017
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	4,654	−	−	425	63	−	(478)	4,664
State-controlled natural gas distributors	1,076	−	−	255	−	−	(191)	1,140
Compañia Mega S.A. - MEGA	115	−	−	81	4	−	(37)	163
Petrochemical joint ventures	83			26	−		(14)	95
Other joint ventures	337	322	(9)	(258)	−	5	(51)	346
Associates								−
Nova Transportadora do Sudeste - NTS	−	−	1,150	138			(194)	1,094
Petrochemical associates	3,464	−	(177)	1,478	19	410	(361)	4,833
Other associates	169	−	(10)	41	(7)	−	(35)	158
Other investments	50	13	(2)	−	−	−	−	61
Total	9,948	335	952	2,186	79	415	(1,361)	12,554
Results in investees transferred to assets held for sale				(37)
Results in equity-accounted investments				2,149

11.4.	Investments in non- consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2017	12.31.2016	Type	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Associate
Braskem S.A.	212,427	212,427	Common	43.50	29.99	9,241	6,371
Braskem S.A.	75,762	75,762	Preferred A	42.87	34.25	3,248	2,595
						12,489	8,966

Since July 2017, the Company has begun negotiations with Odebrecht S.A. to revise the terms and conditions of the Braskem S.A. Shareholder's Agreement, signed on February 8, 2010. This revision aims to improve Braskem’s corporate governance and the corporate relationship between the parties, with the purpose of creating value for all Braskem shareholders. The negotiations are in still in their preliminary stages and they aim at a corporate restructuring with a unification of Braskem’s shares classes.

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

The main estimates used in the cash flow projections to determine the value in use of Braskem are set out in Note 14 to the Financial Statements as of December 31, 2017.

11.5.	Non-controlling interest

The total amount of non-controlling interest at December 31, 2017 is R$ 5,624 (R$ 2,513 in 2016), primarily comprising R$ 2,620 of Petrobras Distribuidora, R$ 957 of Gaspetro (R$ 917 in 2016), R$ 251 of TBG (R$ 213 in 2016), and R$ 940 refers to Consolidated Structured Entities (R$ 570 in 2016).

Condensed financial information is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Gaspetro		Structured entities(*)		TBG		BR Distribuidora
	2017	2016	2017	2016	2017	2016	2017
Current assets	263	269	2,407	2,429	463	1,073	10,703
Long-term receivables	246	275	3,658	5,452	2	2	6,754
Investments	1,343	1,279	−	−	−	−	35
Property, plant and equipment, net	3	3	−	277	1,964	2,087	5,816
Other noncurrent assets	295	304	−	−	11	9	453
	2,150	2,130	6,065	8,158	2,440	3,171	23,761
Current liabilities	78	150	749	1,657	821	1,284	4,413
Non-current liabilities	119	109	4,374	5,931	1,107	1,228	10,523
Shareholders' equity	1,953	1,871	942	570	512	659	8,825
	2,150	2,130	6,065	8,158	2,440	3,171	23,761
Sales revenues	356	334	−	−	1,332	1,476	84,567
Net Income for the year	238	252	338	1,002	542	847	1,151
Net change in cash and cash equivalents	48	3	181	40	228	652	(172)

(*) Comprises Charter Development LLC - CDC and Companhia de Desenvolvimento e Modernização de Plantas Industriais - CDMPI S.A. At December 31, 2016 also includes PDET Offshore S.A., which became a subsidiary in 2017.

Petrobras Distribuidora (BR) is a company which has as its corporate purpose the distribution, transportation, trade and industrialization of oil products, other fuels and several forms of energy, and is controlled by Petrobras, which holds a 71.25% interest. See note 10.1 for information on the public offering of BR in December 2017.

TBG is an indirect subsidiary which operates in natural gas transmission activities mainly through Bolivia-Brazil Gas Pipeline. The Company holds 51% of interests in this indirect subsidiary.

11.6.	Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power plants, refineries and other activities. Condensed financial information is set out below:

	2017				2016
	Joint ventures			Associates	Joint ventures			Associates
	In Brazil	PO&G	Other companies abroad	In Brazil	In Brazil	PO&G	Other companies abroad	In Brazil
Current assets	3,104	2,068	237	18,952	3,311	2,722	497	16,992
Non-current assets	1,659	236	4	4,810	1,818	115	67	5,369
Property, plant and equipment, net	2,968	12,261	25	30,904	2,826	10,767	60	30,452
Other non-current assets	2,397	1	−	3,240	2,346	4	−	3,121
	10,128	14,566	266	57,906	10,301	13,608	624	55,934
Current liabilities	3,324	914	96	19,758	3,997	1,273	273	14,002
Non-current liabilities	2,114	7,268	2	53,498	1,627	5,928	3	60,663
Shareholders' equity	4,690	6,384	168	(14,522)	4,677	6,407	348	(15,609)
Non-controlling interest	−	−	−	(828)	−	−	−	(3,122)
	10,128	14,566	266	57,906	10,301	13,608	624	55,934
Sales revenues	10,244	1,780	463	50,421	9,411	2,688	1,156	49,407
Net Income (loss) for the year	510	869	83	4,274	647	219	237	(4,510)
Ownership interest - %	20 to 83%	50%	34% to 50%	5% to 49%	20 to 83%	50%	34% to 50%	5% to 49%

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

12.	Property, plant and equipment
12.1.	By class of assets
	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Total	Total
Balance at January 1, 2016	23,821	288,539	146,861	170,610	629,831	442,439
Additions	361	3,223	41,337	720	45,641	33,657
Additions to / review of estimates of decommissioning costs	−	−	−	3,113	3,113	2,868
Capitalized borrowing costs	−	−	5,982	−	5,982	4,470
Write-offs	(210)	(465)	(4,689)	(153)	(5,517)	(5,210)
Transfers (****)	1,479	16,645	(55,069)	20,570	(16,375)	(5,516)
Depreciation, amortization and depletion	(1,479)	(26,102)	−	(20,422)	(48,003)	(36,742)
Impairment recognition	(1,036)	(12,652)	(1,510)	(6,357)	(21,555)	(13,709)
Impairment reversal	−	2,511	−	584	3,095	2,514
Cumulative translation adjustment	(180)	(15,128)	(7,210)	(1,818)	(24,336)	−
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771
Cost	32,589	415,663	125,702	262,886	836,840	624,946
Accumulated depreciation, amortization and depletion	(9,833)	(159,092)	−	(96,039)	(264,964)	(200,175)
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771
Additions	6	3,720	35,232	98	39,056	26,930
Additions to / review of estimates of decommissioning costs	−	−	−	14,617	14,617	14,366
Capitalized borrowing costs	−	−	6,299	−	6,299	4,593
Write-offs	(47)	(19)	(1,745)	(113)	(1,924)	(1,708)
Transfers (****)	1,007	10,406	(24,259)	9,766	(3,080)	546
Depreciation, amortization and depletion	(1,393)	(23,383)	−	(17,115)	(41,891)	(31,793)
Impairment recognition	(470)	(3,041)	(1,842)	(2,895)	(8,248)	(6,516)
Impairment reversal	169	2,698	536	2,247	5,650	4,347
Cumulative translation adjustment	20	1,156	733	93	2,002	−
Balance at December 31, 2017	22,048	248,108	140,656	173,545	584,357	435,536
Cost	32,795	425,419	140,656	286,112	884,982	664,479
Accumulated depreciation, amortization and depletion	(10,747)	(177,311)	−	(112,567)	(300,625)	(228,943)
Balance at December 31, 2017	22,048	248,108	140,656	173,545	584,357	435,536

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 29 for assets under construction by business area.
(***) It includes exploration and production assets depreciated based on the units of production method.
(****) In 2017, it includes R$ 11,687 (R$ 20,433 in 2016) transferred to assets held for sale, in the consolidated, and R$ 5,968 (R$ 2,538 in 2016), in the Parent Company.

In 2017, additions to property, plant and equipment primarily relate to E&P projects in pre-salt fields of Santos basin, such as Búzios, Lula and Atapu as well as Libra block. The Company also made investments aiming at maintaining the production in mature fields and at improving operational efficiency of the production, especially in Campos basin, and in projects relating to the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin (Route 1, 2 and 3).

Moreover, important platforms started operating in 2017, such as the FPSOs Libra Pioneer, in Mero field, and P-66, in South of Lula field, as well as the interconnection of new wells to FPSOs Cidade de Saquarema, Cidade de Maricá and Cidade de Itaguaí, in pre-salt fields of Santos basin.

In addition to the capital commitments previously reported and in line with the investments foreseen in the Strategic Plan and the 2017-2021 Business and Management Plan, in 2017, the Company entered into agreements for the acquisition and construction of property, plant and equipment, especially the contract for the conclusion of the hull conversion of FPSO P-76, in the amount of R$ 1,644, and the contract for the supply of flexible pipelines for the production, gas lifting and water injection in many pre-salt projects, in the total amount of R$ 1,970, expiring in March 2018 and May 2022, respectively.

At December 31, 2017, consolidated and Parent Company property, plant and equipment include assets under finance leases of R$ 390 and R$ 5,969, respectively (R$ 407 and R$ 6,004 at December 31, 2016).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

12.2.	Estimated useful life – Consolidated
	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12.31.2017
5 years or less	13,287	(9,583)	3,704
6 - 10 years	38,347	(22,629)	15,718
11 - 15 years	4,561	(2,343)	2,218
16 - 20 years	128,882	(48,167)	80,715
21 - 25 years	62,451	(20,304)	42,147
25 - 30 years	46,258	(12,887)	33,371
30 years or more	79,492	(21,951)	57,541
Units of production method	83,783	(50,194)	33,589
	457,061	(188,058)	269,003
Buildings and improvements	31,642	(10,747)	20,895
Equipment and other assets	425,419	(177,311)	248,108

12.3.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of December 31, 2017, the Company’s property, plant and equipment include the amount of R$ 74,808 related to the Assignment Agreement.

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement in order to match with the amount originally paid. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The information gathered after drilling over 50 exploratory wells and performing extended well tests in this area, as well as the extensive knowledge acquired on the pre-salt layer of Santos Basin, made possible the identification of volumes exceeding five million barrels of oil equivalent.

The formal review procedures for each block are based on costs incurred over the exploration phase, and estimated costs and production for the development period. The review of the Assignment Agreement may result in renegotiation of: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

In November 2017, the Company set up an internal commission responsible for the negotiation with the Brazilian Federal Government, composed of representatives of the Chief Exploration and Production Officer and the Chief Financial Officer.

In January 2018, the Brazilian Federal Government established, through the Interministerial Ordinance No. 15/2018, the Interministerial Commission responsible to negotiate and conclude the terms of this review, within 60 days, extendable for the same period.

The negotiations are ongoing and have taken into account appraisals by independent experts engaged by both parties and their respective reports. As at the date of issue of these financial statements, the final amount to be established for this agreement is not defined.

The Company considers that this surplus provides an opportunity to enter into an agreement concerning the compensation to the Company arising from this review. Therefore, aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company is complementing its assessment based on reports issued by the independent experts it has engaged.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

This review process of the Assignment Agreement has been monitored by the Minority Shareholders Committee, which is composed of two board members elected by the minority shareholders and by a third independent member with knowledge in technical-financial analysis of investment projects. This Committee will provide support to the board’s decisions through opinions about related matters.

12.4.	Oil and Gas fields operated by Petrobras returned to ANP

In 2017 the following oil and gas fields were returned to ANP: Mosquito, Siri and Saíra. These fields were returned to ANP mainly due to their economic feasibility. However, due to impairment losses recorded for these assets in prior years, these write-offs amounted to R$ 240 thousand.

In 2016 the following oil and gas fields were returned to ANP: Tiziu, Japuaçu, Rio Joanes, part of Golfinho and part of Tambuatá. These fields were returned to ANP mainly due to their uneconomic feasibility and, as a consequence, the Company wrote off the amount of R$ 12 as other income and expenses, in addition to impairments recognized in prior years.

13.	Intangible assets
13.1.	By class of assets
	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2016	9,516	308	1,131	1,117	12,072	9,133
Addition	39	53	204	−	296	208
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(523)	−	(4)	−	(527)	(177)
Transfers	(44)	(15)	(1)	(332)	(392)	(7)
Amortization	(78)	(120)	(342)	−	(540)	(407)
Impairment recognition	(7)	−	−	−	(7)	−
Cumulative translation adjustment	(178)	(4)	(4)	(67)	(253)	−
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764
Cost	9,367	1,587	3,941	718	15,613	12,459
Accumulated amortization	(642)	(1,365)	(2,943)	−	(4,950)	(3,695)
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764
Addition	3,035	51	194	−	3,280	3,145
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(256)	−	(8)	−	(264)	(34)
Transfers	(5,376)	5	−	−	(5,371)	(5,257)
Amortization	(64)	(91)	(323)	−	(478)	(366)
Impairment recognition	(108)	(1)	−	−	(109)	(2)
Cumulative translation adjustment	3	−	−	2	5	−
Balance at December 31, 2017	5,959	186	875	720	7,740	6,264
Cost	6,637	1,638	4,055	720	13,050	10,266
Accumulated amortization	(678)	(1,452)	(3,180)	−	(5,310)	(4,002)
Balance at December 31, 2017	5,959	186	875	720	7,740	6,264
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

During 2017, the Company participated on bids realized by ANP, with the following accomplishments:

•

On September 27, 2017, the Company acquired seven blocks in the fourteenth round of bids under the concession regime, six of which are offshore and one is onshore. The Company will be the operator in all blocks. In the offshore blocks, Petrobras will hold a 50% interest in partnership with ExxonMobil. In the onshore blocks, the Company will hold the entire interest. The total amount of signature bonus payed by the Company was R$ 1,798. The contracts were signed on January 29, 2018.

•

On October 27, 2017, the Company acquired three offshore blocks in the second and third rounds of bids under the production sharing regime, in partnership with Shell, British Petroleum (BP), Repsol and CNODC Brasil Petróleo e Gás. The total amount of signature bonus payed by the Company was R$ 1,140. The contracts were signed on January 31, 2018.

Following the determination of economic feasibility of the Northwest area of Libra block, which resulted in declarations of commerciality such as the one relating to Mero field, a portion of signature bonus thereof, in the amount of R$ 5,240, was transferred from intangible assets to property, plant and equipment.

At December 31, 2017, no impairment was identified on goodwill.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

13.2.	Exploration rights returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuels - Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to the ANP in 2017, totaling R$ 10 (R$ 27 in 2016) are set out below:

Area	Exploratory phase
	Exclusive	Partnership
Sergipe-Alagoas Basin	1
Jequitinhonha Basin		1

13.3.	Exploration rights - production sharing contract

Following the first pre-salt public auction held in October, 2013, the Libra consortium, composed of Petrobras (40% interest), Shell (20% interest), Total (20% interest), CNPC (10% interest), CNOOC (10% interest) and the Pré-Sal Petróleo S.A. (PPSA) as the manager of the agreement, entered into a production sharing contract with the Federal Government on December 2, 2013.

The Libra P1 contract granted rights and obligations to explore and operate oil and gas production in a strategic pre-salt area known as the Libra block, comprising an area of around 1,550 km2, located in ultra-deep waters in the Santos Basin. This was the first oil and gas production sharing contract signed in Brazil. The contract is for 35 years and cannot be renewed.

The signature bonus (acquisition cost) of R$ 15 billion was paid by the consortium. The Company paid R$ 6 billion relating to its 40% share of the acquisition cost paid by the consortium, recognized in its intangible assets as Rights and Concessions.

Within the initial stage of the exploration phase (4 years), the minimum work program was concluded in 2017, when the extended well test (EWT) was performed. In addition to EWT, the minimum work program also includes a 3D seismic acquisition for the whole block, and the drilling of two exploratory wells.

The EWT has been performed by the FPSO Libra Pioneer, which continues to produce on the same well after the declaration of commerciality, through an early production system. In the second half of 2018, this FPSO is expected to move to another location and to produce on another well. In January 2018, the Company performed the first loading of oil from Libra.

On November 30, 2017, ANP was informed about the declaration of commerciality of the Northwest area of Libra, confirming the potential of the area and its economic viability. In total, twelve wells have been drilled in Libra block, of which nine in the Northwest area. Following the declaration of commerciality, the Northwest area of Libra is now named Mero field (Campo de Mero). The results confirmed oil reservoirs at thickness of up to 410 meters with high porosity and permeability. The production tests confirmed the high productivity and oil quality of these reservoirs. Following this declaration of commerciality, R$ 5,240 was transferred to property, plant and equipment with respect to a portion signature bonus relating to the Northwest area of Libra.

In December 2017, the Company charted the FPSO of Mero 1 for the Northwest area, with expected start-up in 2021 and capacity of producing 180 thousands of barrels per day and processing 12 million cubic meters of gas.

The consortium was granted by the Ministry of Mines and Energy with an extension of the exploration phase by 27 months to the Central and Southeast areas of the block, where new assessments will be performed to evaluate the economic viability of these areas.

13.4.	Service concession agreement - Distribution of piped natural gas

As of December 31, 2017, intangible assets include service concession agreements related to piped natural gas distribution in Brazil, in the amount of R$ 565 (R$ 578 in 2016), maturing between 2029 and 2043, which may be renewed. According to the distribution agreements, service is provided to customers in the industrial, residential, commercial, automotive, air conditioning and transport sectors, among others.

The consideration receivable is a factor of a combination of operating costs and expenses, and return on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

On February 2, 2016, the state of Espírito Santo enacted the Law No. 10,493/2016 under which the service concession agreements related to piped natural gas distribution are considered ineffective pursuant Brazilian Federal Law 8,987/1995.  The law states that a bidding process is required for this concession, or the establishment of a state-run company to provide this service, which would receive compensation pursuant to this law, which was appealed by the Company.

Accordingly, the Company entered into an agreement with the State of Espírito Santo, through a Memorandum of Understanding signed on August 12, 2016, aiming to evaluate the establishment of a state-run company of that state, to provide the public service of distributing piped natural gas. The evaluation is ongoing as of December 31, 2017.

This concession is accounted for as intangible assets totaling R$ 270 as of December 31, 2017 (R$ 274 as of December 31, 2016) and the Company has not recognized any provision on this matter based on indemnity established by law.

14.	Impairment

The Company annually tests its assets for impairment on December 31 or when there is an indication that their carrying amount may not be recoverable. In 2017, impairment losses and reversals were primarily recognized in the last quarter following the management of investment portfolio and updates of mid and long-term assumptions used in the recent Company’s Business and Management Plan (BMP 2018-2022) concluded and approved in December 2017.

The enhanced risk perception of Brazilian market (Brazil’s risk premium) decreased the discount rates applied for impairment testing purposes, and along with the better operational efficiency of certain E&P fields, resulted in reversals of impairment previously recognized following the 2017 annual review, mainly for the North Group CGU in Campos basin.

The Company accounted for impairment losses for certain assets in the scope of the partnership and divestment program, mainly with respect to oil and gas production and drilling equipment in Brazil and to the sale of a portion of Roncador field in Campos basin. The higher costs of raw materials and the lower refining margin, as set forth in BMP 2018-2022, were the main reasons for impairment losses on Second refining unit in RNEST.

The work in progress relating to the infrastructure shared by Comperj’s first refining unit and the natural gas processing plant (UPGN), as well as the decision of hibernating the hulls construction of 3 vessels of PANAMAX project, that triggered their separate impairment testing from the Transportation, also resulted in impairment losses in 2017. In addition, the Company’s plan to withdrawal its entire interest in petrochemical business, as set forth in BMP 2018-2022, along with the lower expectation of a successful sale of fertilizers and nitrogen products plants, triggered an impairment testing for these assets separately form the Natural Gas CGU in the last quarter of 2017, thereby accounting for impairment losses with respect to them.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The table below shows the impairment losses, net of reversals, recognized within the statement of income in 2017 and 2016:

	Consolidated
Assets or CGUs, by nature (*)	Carrying amount	Recoverable amount	Impairment (**)	Business segment	Comments
	2017
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	39,119	53,160	(2,824)	E&P - Brazil	item (a1)
Transpetro's fleet of vessels	5,554	5,565	(11)	RTM - Brazil	item (b1)
Second refining unit in RNEST	5,677	4,170	1,507	RTM - Brazil	item (c1)
Fertilizer Plants	1,337	−	1,337	Gas & Power - Brazil	item (d)
Oil and gas production and drilling equipment in Brazil	1,190	12	1,178	E&P - Brazil	item (e1)
Producing properties relating to oil and gas activities Abroad (several CGUs)	710	296	414	E&P - Abroad	item (f)
Panamax vessels - Transpetro	364	−	364	RTM - Brazil	item (g1)
Araucária	226	−	226	Gas & Power - Brazil	item (h1)
Comperj	167	−	167	RTM - Brazil	item (i1)
Conecta and DGM	122	−	122	Distribution - Abroad	item (j)
Others	610	380	230	Several segments
			2,710
Assets classified as held for sale
Producing properties relating to oil and gas activities in Roncador	10,465	9,151	1,314	E&P - Brazil	item 14.2
Others	1,049	1,211	(162)	Several segments
Total			3,862
	2016
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	41,584	34,855	7,381	E&P - Brazil	item (a2)
Oil and gas production and drilling equipment in Brazil	2,980	208	2,772	E&P - Brazil	item (e2)
Second refining unit in RNEST	8,077	5,546	2,531	RTM - Brazil	item (c2)
Suape Petrochemical Complex	3,569	1,558	2,011	RTM - Brazil	item (k)
Comperj	1,315	−	1,315	RTM - Brazil	item (i2)
Transpetro’s fleet of vessels	5,822	5,024	798	RTM - Brazil	item (b2)
Fertilizer Plant - UFN III	1,699	1,202	497	Gas & Power - Brazil	item (l)
Araucária (fertilizers plant)	638	185	453	Gas & Power - Brazil	item (h2)
Others	2,099	1,390	709	Several segments
			18,467
Assets classified as held for sale
Suape Petrochemical Complex	2,689	1,255	1,434	RTM - Brazil	item 14.2
Petrobras Chile Distribución	1,773	1,507	266	Distribution - abroad	item 14.2
Power Plants Celso Furtado and Rômulo Almeida	394	238	156	RTM - Brazil	item 14.2
Others	315	341	(26)	Several segments
Total			20,297

(*) It only includes carrying amounts and recoverable amounts of impaired assets or assets for which reversals were recognized.
(**) The recoverable amounts of assets for impairment computation were their value in use, except for oil and gas production and drilling equipment that were based on their fair value.
(***) Reversals are presented in brackets.

14.1.	Impairment of property, plant and equipment and intangible assets

For impairment testing of its property, plant and equipment and intangible assets, assessed individually or grouped into cash-generating units – CGUs, the Company bases its cash flow projections on:

•	The estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets, considering the Company’s maintenance policy;
•	Assumptions and financial budgets/forecasts approved by management for the period corresponding to the expected life cycle of each different business; and
•	A pre-tax discount rate derived from the Company’s post-tax weighted average cost of capital (WACC).

Information on key assumptions for impairment testing and the definition of Company’s CGUs are presented in notes 5.2 and 5.3, respectively. Management assumptions and judgements, which are based on the Company’s business and management model, are required on these matters.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The cash flow projections used to measure the value in use of the CGUs in 2017 were mainly based on the following estimates of key assumptions for impairment testing:

	2018	2019	2020	2021	2022	Long term average
Average Brent (US$/bbl)	53	58	66	70	73	71
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	3.44	3.47	3.47	3.46	3.49	3.40

For comparative purposes, estimates of key assumptions for impairment testing in 2016 are shown below:

	2017	2018	2019	2020	2021	Long term average
Average Brent (US$/bbl)	48	56	68	71	71	70
Average Brazilian Real (excluding inflation) - Real / U.S. dollar exchange rate	3.46	3.54	3.48	3.42	3.38	3.36

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets are described below:

a1) Producing properties in Brazil – 2017

Impairment assessment for producing properties in Brazil under the concession regime for oil and gas resulted in a net reversal of impairment losses of R$ 2,824. Cash flow projections were based on financial budgets/forecasts approved by management and the post-tax discount rates (excluding inflation) derived from the WACC for the E&P business of 7.6% p.a. at December 31, 2017. This amount comprises:

•

Reversals of impairment totaling R$ 5,627 primarily from North group (R$ 2,961), Espadarte field (R$ 406), Papa-Terra field (R$ 396), Uruguá group (R$ 325), Pampo field (R$ 296), Fazenda Alegre group (R$ 146), Cidade de São Mateus group (R$ 142), Riachuelo field (R$ 131), Fazenda Imbé group (R$ 91), Fazenda Bálsamo field (R$  83), Peroá group (R$ 80), São Mateus group (R$ 62) and Riacho da Forquilha field (R$ 58). These reversals substantially reflected the lower post-tax real discount rate, the approval of investments in enhancing recovery of mature fields and the lower tax burden set forth in the new tax rules applicable to the oil and gas industry (see note 21.4).

•

Impairment losses totaling R$ 2,803 mainly related to CGUs Piranema (R$ 737), Salgo (R$ 339) Ceara Mar group (R$ 309), Cvit group (R$ 204), Miranga group (R$ 190), Fazenda Belém group (R$ 159), Frade (R$ 131), Dom João (R$ 87) and Candeias (R$ 60). These losses were substantially driven by an expected acceleration of production cessation reflecting an optimization of investment portfolio, as well as by a lower risk-adjusted discount rate for decommissioning costs, which also increased the costs of assets related to the abandonment and dismantling of these areas.

a2) Producing properties in Brazil – 2016

Impairment losses of R$ 7,381 were recognized for certain oil and gas fields in Brazil under E&P concessions. Cash flow projections were based on: financial budgets/forecasts approved by Management and the post-tax discount rates (excluding inflation) derived from the WACC for the E&P business of 9.1% p.a. at December 31, 2016. The impairment losses were related primarily to the following fields and groups of fields: North group (R$ 3,823), Ceará Mar Group (R$ 693), Guaricema (R$ 415), Bijupirá and Salema (R$ 317), Dourado (R$ 284), Maromba (R$ 281), Papa-Terra (R$ 234), Trilha (R$ 228), Pampo (R$ 216), Frade (R$ 213), Uruguá group (R$ 196), Badejo (R$ 183), Bicudo (R$ 160), Riachuelo (R$ 146), Fazenda Bálsamo (R$ 135) and Água Grande group (R$ 101). These impairment losses were mainly due to the appreciation of the Brazilian Real against the U.S. Dollar, price assumptions review, Company’s annual reviews of oil and gas reserves and decommissioning cost estimates, as well a higher discount rate following the increase in Brazil’s risk premium. In addition, an impairment reversal relating to Centro Sul group, amounting to R$ 1,347, was recognized due to increased estimate of reserves and production, as well as lower operating expenses estimates based on a review of its fields operations, as set forth in 2017-2021 BMP, considering the decommissioning of a unit which had high operational costs and replacing another unit with an investment in a new processing plant which was committed to during the third quarter of 2016.

b1) Transpetro’s fleet of vessels - 2017

An impairment reversal of R$ 11 was recognized for Transpetro’s fleet of vessels. Cash flow projections were based on: financial budgets/forecasts set forth in BMP 2018-2022; taking into account operating and unused vessels and vessels under construction; and post-tax discount rates (excluding inflation) ranging from 4.11% p.a. to 9.19% p.a. derived from the WACC for the transportation industry, considering financial leverage and the respective tax benefits.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

b2) Transpetro’s fleet of vessels - 2016

An impairment loss of R$ 798 was recognized for Transpetro’s fleet of vessels. Cash flow projections were based on: financial budgets/forecasts approved by Management; and post-tax discount rates (excluding inflation) ranging from 4.53% p.a. to 9.97% p.a. derived from the WACC for the transportation industry, considering financial leverage and the respective tax benefits. The impairment loss recognized in the third quarter mainly relates to a group of support vessels of Hidrovias project that were removed from this CGU due to the postponements and suspension of constructions projects, as well as the use of a higher discount rate. In the last quarter of 2016, additional impairment charges were accounted for due to the commencement of construction on 5 vessels after securing the projects funding, which avoided the possibility of future claims by alleging breach of contracts, as well as a further increase in discount rate.

c1) Second refining unit in RNEST - 2017

An impairment loss of R$ 1,507 was recognized for the second refining unit in RNEST. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 7.7% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the refining business, reflecting a specific risk premium for the postponed project. The impairment loss was mainly attributable to: (i) higher costs of raw materials and ii) lower refining margin, as set forth in BMP 2018-2022.

c2) Second refining unit in RNEST - 2016

An impairment loss of R$ 2,531 was recognized for the second refining unit in RNEST. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.7% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the refining business, reflecting a specific risk premium for the postponed project. The impairment loss was mainly attributable to: (i) the use of a higher discount rate and (ii) a delay in expected future cash inflows to 2023 resulting from postponing the project, considering the completion of this project with the Company’s own capital resources as set forth in the 2017-2021 Business and Management Plan.

d) Fertilizer Plants

Following the Company’s plan to withdrawal its entire interest in petrochemical business, as set forth in BMP 2018-2022 approved in December 2017, along with the lower expectation of a successful sale of fertilizers and nitrogen products plants, triggered an impairment testing for these assets separately form the Natural Gas CGU in the last quarter of 2017. As a result, impairment losses amounting to R$ 1,337 were recognized.

e1) Oil and gas production and drilling equipment in Brazil – 2017

In 2017, impairment losses for oil and gas production and drilling equipment in Brazil that were not directly related to oil and gas producing properties amounted to R$ 1,178 , as a result of: i) lower fair value of certain equipment related to the FPSO P-72 and P- 73 that could not be committed to other projects, when compared to their carrying amount (R$ 413); ii) decommissioning of a crane and launch ferry (R$ 370) and iii) hibernation of equipment of Inhaúma Shipyard excluded from the initial scope of Inhaúma logistic center (R$ 407).

e2) Oil and gas production and drilling equipment in Brazil – 2016

Impairment losses of R$ 2,772 were recognized for oil and gas production and drilling equipment which were not directly related to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 9.9% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the oil and gas services and equipment industry. These impairment losses were mainly related to uncertainties over the ongoing hulls construction of the FPSOs P-71, P-72 and P-73, amounting to R$ 1,925 as set out in note 14.4.

f) Producing properties abroad – 2017

In 2017, impairment losses of R$ 414 were recognized for E&P assets located in the United States, principally reflecting the expected cessation of production and definitive abandonment of operation in Hadrian South field. Cash flow projection were based on: financial budgets/forecasts approved by Management; 5.7% p.a. post-tax real discount rate (5.5% p.a. in 2016) derived from the WACC for the E&P business in United States.

g) Panamax vessels – Transpetro

In December 2017, the decision to hibernate the construction of three vessels of PANAMAX project (EI-512, EI-513 and EI-514) triggered their removal from the Transpetro’s fleet of vessels CGU. These assets were assessed for impairment separately and, as a result, the Company accounted for an impairment loss for the total carrying amounts of these assets (R$ 364).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

h1) Araucária - 2017

Indications of impairment were identified during this period, such as lower sales volume and prices, as well as higher production costs. Therefore, the Company assessed the related assets for impairment and, as a result, an impairment charge of R$ 226 was recognized primarily in the second quarter of 2017 due to negative cash flow projections that were based on financial budget and forecasts approved by the management and a post-tax real discount rate of 6.6% p.a. derived for the weighted average cost of capital (WACC) for the fertilizer business.

h2) Araucária - 2016

An impairment loss of R$ 453 was recognized for Araucária Nitrogenados S.A. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.8% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the fertilizer business. The impairment loss was mainly attributable to (i) the use of a higher discount rate, (ii) the appreciation of Brazilian Real against the U.S. Dollar and (iii) an increase in estimated production costs.

i1) Comperj - 2017

As set out in BMP 2018-2022, the resumption of the Comperj project still depends on new partnerships. However, the construction of Comperj’s first refining unit facilities that will also support the natural gas processing plant (UPGN) are in progress as the facilities are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in Santos Basin. Nevertheless, due to the interdependence between such infrastructure and Comperj first refining unit, the Company recognized additional impairment charges, totaling R$ 167 in 2017.

i2) Comperj - 2016

Following a reassessment of COMPERJ project in the second quarter of 2016 confirming the postponement of its first refining unit until December 2020, with continuous efforts to seek new partnerships to resume the project, the Company recognized an impairment charge on the remaining balance of this project. However, the construction of Comperj’s first refining unit facilities that will also support the natural gas processing plant (UPGN) are still in progress as the facilities are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in Santos Basin. Nevertheless, due to the interdependence between such infrastructure and Comperj first refining unit, the Company recognized additional impairment charges, totaling R$ 1,315 of impairment losses in 2016.

j) Conecta and DGM – 2017

Following prices forecast and current agreements of natural gas supply in Uruguay, the Company recognized impairment losses for intangible assets, in the amount of R$ 122, with respect to concession agreements for natural gas distribution carried out by the subsidiaries Conecta and DGM.

k) Suape Petrochemical Complex - 2016

An impairment loss of R$ 2,011 was recognized for Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape at September 30, 2016. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.5% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the petrochemical business. The impairment loss was mainly attributable to lower market projections and the appreciation of Brazilian real against the U.S. dollar. Following the disposal of Suape Petrochemical Complex in December 2016, the Company recognized an additional impairment charge as set out in note 14.2.

l) Fertilizer Plant - UFN III - 2016

An impairment loss of R$ 497 was recognized for the fertilizer plant UFN III (Unidade de Fertilizantes e Nitrogenados III).  Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.3% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the fertilizer business, reflecting a specific risk premium for the postponed projects. This impairment loss mainly relates to: (i) the use of a higher discount rate, (ii) the appreciation of the Brazilian Real against the US Dollar.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

14.1.1.	Assets most sensitive to future impairment

As set out in note 4.10, whenever the recoverable amount of an asset or CGU falls below the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The following table presents the assets and CGU most sensitive to future impairment losses as their recoverable amounts were close to their current carrying amount. Changes in material assumptions for impairment testing may result in the recognition of additional impairment charges on such assets in future periods.

			Consolidated
	12.31.2017
	Business segment	Carrying amount	Recoverable amount	Sensitivity (*)
Producing properties relating to oil and gas activities in Brazil (3 CGUs)	E&P	556	584	(31)

(*) It is based on a 10% reduction in the recoverable amount of CGUs.

For information on the main assumptions for impairment testing, see note 5.2.

14.2.	Assets classified as held for sale

Following the Company’s Board of Director approvals of disposal of certain assets in 2017, as described in note 10, impairment losses amounting to R$ 1,152 for assets held for sale were recognized, primarily attributable to the sale of 25% interest in Roncador field.

This transaction is aligned with the Company’s business and management plan and is part of the Strategic Alliance with Statoil for sharing technology and increasing the recovery factor of the field. Impairment loss of R$ 1,314 was recognized on this transaction, as its sales price was lower than carrying amount thereof.

In 2016, the Company recognized impairment losses amounting to R$ 1,935 due to certain sales of interests in investees approved by the Board of Directors, mainly related to Suape Petrochemical Complex (R$ 1,434), Petrobras Chile Distribución (R$ 266) and Power plants Romulo Almeida and Celso Furtado (R$ 156).

14.3.	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a pre-tax discount rate derived from the WACC or the Capital Asset Pricing Model (CAPM), when applicable.

The carrying amount and the value in use of the investments in associates and joint ventures which include goodwill as of December 31, 2017 are set out below:

Investment	Segment	% Post-tax discount rate (excluding inflation) p.a.	Value in use	Carrying amount
Braskem S.A. (*)	RTM	9.6	18,895	4,791
Natural Gas Distributors	Gas & Power	5.9	1,715	943

(*) The discount rate of Braskem is CAPM of petrochemical segment, as the value in use considers the cash flow projections via dividends.

14.3.1.	Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of December 31, 2017 the quoted market value of the Company’s investment in Braskem was R$ 12,489 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Cash flow projections to determine the value in use of Braskem were based on the following key assumptions:

-	Estimated average exchange rate of R$ 3.44 to U.S.$1.00 in 2018 (converging to R$ 3.40 in the long run);
-	Average Brent crude oil price at US$ 53 in 2018, converging to US$ 71 in the long run;
-	Prices of feedstock and petrochemical products reflecting projected international prices;
-	Petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P growth; and
-	Increases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and declining in the long run.
14.3.2.	Impairment losses on equity-method investments

For 2017, the Company accounted for R$ 64 as results in equity-accounted investments, substantially attributable to the investees Logum, Belém Bioenergia Brasil and Refinaria de Petróleo Riograndense.

In 2016, impairment losses on equity-method investments in the amount of R$ 594 were as results in equity-accounted investments, substantially attributable to investees of biofuels segment, notably the former associate Guarani (R$ 578) and the former joint venture Nova Fronteira (R$ 100).

14.4.	Construction of platform hulls by Ecovix and Enseada shipyards

The Company entered into contracts with the suppliers Ecovix-Engevix Construções Oceânicas S.A and Enseada Industria Naval S.A. for supplying eight hulls for the FPSOs P-66 to P-73 and for hulls conversion of four FPSOs (P-74 to P-77), respectively.

Considering the relevance of these assets in the context of the Business and Management Plan and due to the financial difficulties faced by the suppliers, escrow accounts relating to these projects were created in the last quarter of 2015 in order to ensure the ongoing performance of the services hired.

These escrow accounts have comprised funds transferred in advance for payments to be made by the shipyards, restricted to the scope of the contracts and limited to their total balance. The deposits would be offset to the extent that services rendered or equipment delivered, with the remaining balance being reimbursed. This strategy was considered effective as the projects achieved significant progress up to September 2016, enabling the delivery of P-67 hull to a shipyard in China for integration services, the recommence of the work in progress of P-69 hull also in China, the continuity of the work in progress of P-68 hull in Rio Grande shipyard, as well as the progress on priority activities for the conclusion of minimum scope of P-74 and P-76 hulls, delivering these units to shipyards in China for integration services and for setting up topsides.

During the third quarter of 2016, the Company reassessed the progress of the hulls project and the continuity of the escrow accounts related to the projects. Consequently, significant delays on projects progress were detected and the Company concluded that this strategy, which in its beginning avoided the work in progress discontinuation, was not as effective as it was previously.

Due to uncertainties regarding the FPSOs P-71, P-72 and P-73 hulls construction continuity after significant delays on projects progress, the Company recognized, in the third quarter of 2016, impairment charges amounting to R$ 1,925 as set out in note 14.1. Impacts in the Company’s production curve are not expected in case of the discontinuation of this work in progress, as the 2017-2021 Business and Management Plan includes other options and additional budget funds.

Based on management evaluation, in 2016 the Company recognized allowances for impairment amounting to R$ 2,353 within other expenses, net with respect to the remaining balance of advances to these suppliers in the context of the escrow accounts (R$ 1,256) and debts assumption relating to Ecovix and Enseada (R$ 1,097), in which legal procedures to recover them are being assessed.

In addition, the Company wrote-off, in 2016,  capital expenditures related to the right of use the Rio Grande shipyard in the amount of R$ 505, as well as other investments related to the P-71, P-72 and P-73 amounting to R$ 480.

The FPSOs constructions have progressed significantly after restructuring the contracts and accessing the hull. The start -ups of P-67 to P-69 and P-74 to P-76 are expected to occur in 2018, while the start -ups of P-70 and P-77 are expected in the first semester of 2019. The P-66 have been in operation since May 2017. This scenario shows the effectiveness of the strategy to enable the continuity of the work in progress of these FPSOs with no impacts in the Company’s future production curve.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The effects of the negotiation with each shipyard are presented below:

14.4.1.	Negotiations with Ecovix

Pursuant the reassessment made by the Company in the third quarter of 2016 in order to verify the effectiveness of the escrow account approach implemented to ensure access to P-66 to P-73 hulls, a provision in the amount of R$ 375 was recognized within other expenses, net.

On December 9, 2016, the Company, through its investees TUPI BV and Petrobras Netherlands BV, entered into agreements with Ecovix Construções Oceânicas S.A establishing the termination of EPC contracts signed in 2010 for the construction of eight FPSO hulls. Therefore, the Company has assumed certain liabilities from Ecovix as the most adequate solution for Petrobras Group: ensure the access to the hulls of platforms P-66 to P-70 and the achievement of the 2017-2021 Business and Management Plan production targets. These debts were recognized in 2016 within other expenses, net in the amount of R$ 764.

Along with those agreements signed in the last quarter of 2016, the Company assessed investments carried out for the construction of the P-71, P-72 and P-73 hulls to determine the best option for their allocation. As a result, the amount of R$ 480 were written-off and accounted for as other expenses, net.

The negotiations with Ecovix in the last quarter of 2016 also resulted in a transfer of the right of use of Rio Grande shipyard from Ecovix to the Company pursuant to a finance lease agreement. The Company reassessed the recoverable amount of this right of use and related improvements totaling R$ 505 and, as a consequence, these assets were written-off.

14.4.2.	Negotiations with Enseada

With the escrow accounts, the Company eliminated any risk of non-delivery of the P-74 to P-77 hulls. In 2016, PNBV transferred funds in advance amounting to R$ 881 for the payment in the name of Enseada of certain liabilities relating to the hull construction of these platforms. Due to financial difficulties faced by this supplier, the Company recognized a provision for impairment on this entire amount within other expenses, net.

In addition, as part of the Company’s strategy of ensuring the continuity of FPSOs P-75 and P-77 hulls construction, the Company approved the transfer of the contract entered into by Enseada and COSCO (Dalian) Shipyard Co., Ltd to its wholly-owned subsidiary Petrobras Netherlands B.V. (PNBV), resulting in the recognition of payables within the scope of this contract. As a result, the Company recognized a provision in the amount of R$ 333 within other expenses in the third quarter of 2016.

In 2016, the Company also assessed the recoverable amount of improvements made for the hulls conversion of FPSOs P-74 to P-77 in the Inhaúma Shipyard, as well as the right of use of this shipyard. Accordingly, the Company did not accounted for any additional write-off related to these assets at December 31, 2016 based on the use of this location as a logistic center mainly dedicated to Santos Basin operations. In 2017, following a review in the scope of this logistic center implementation, impairment losses of R$ 407 were recognized as shown in note 14.1.

15.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	12.31.2017	12.31.2016
Property, plant and equipment
Opening Balance	16,728	20,310
Additions to capitalized costs pending determination of proved reserves	2,543	3,543
Capitalized exploratory costs charged to expense	(345)	(3,603)
Transfers upon recognition of proved reserves	(3,974)	(3,304)
Cumulative translation adjustment	5	(218)
Closing Balance	14,957	16,728
Intangible Assets	4,599	7,288
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	19,556	24,016
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

See note 13.1 for information on signatures bonuses paid and declarations of commerciality during 2017.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
Exploration costs recognized in the statement of income	Jan-Dec/2017	Jan-Dec/2016
Geological and geophysical expenses	1,154	1,292
Exploration expenditures written off (includes dry wells and signature bonuses)	893	4,364
Contractual penalties	486	162
Other exploration expenses	30	238
Total expenses	2,563	6,056
Cash used in:
Operating activities	1,185	1,529
Investment activities	5,776	3,778
Total cash used	6,961	5,307

In 2017, the Company recognized a provision in the amount of R$ 486 (R$ 162 in 2016), arising from potential contractual penalties for not complying with the minimum percentages of local content in 118 blocks which the exploratory phases are concluded.

15.1.	Aging of Capitalized Exploratory Well Costs

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects whose costs have been capitalized for a period greater than one year, and an aging of those amounts by year (including the number of wells relating to those costs):

Aging of capitalized exploratory well costs*	Consolidated
	2017	2016
Exploratory well costs capitalized for a period of one year	367	2,628
Exploratory well costs capitalized for a period greater than one year	14,590	14,100
Ending balance	14,957	16,728
Number of projects relating to exploratory well costs capitalized for a period greater than one year	54	57

	Capitalized costs (2017)	Number of wells
2016	1,046	4
2015	2,933	19
2014	3,819	19
2013	1,971	11
2012 and previous years	4,821	27
Ending balance	14,590	80
(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period greater than one year since the completion of drilling amount to R$ 14,590. Those costs relate to 54 projects comprising (i) R$ 13,772 for wells in areas in which there has been ongoing drilling or firmly planned drilling activities in the near term and for which an evaluation plan (“Plano de Avaliação”) has been submitted for approval by ANP; and (ii) R$ 818 relate to costs incurred to evaluate the reserves and their potential development.

16.	Trade payables
	Consolidated		Parent Company
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Third parties in Brazil	12,144	10,690	9,651	9,000
Third parties abroad	4,564	6,580	2,934	3,268
Related parties	2,369	1,511	9,594	12,116
Balance in current liabilities	19,077	18,781	22,179	24,384

17.	Finance debt

In line with the Company’s Business and Management Plan and following its liability management strategy, recent funds have been raised in order to settle older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run. These factors have enabled the use of cash flows from operating activities and from divestments and partnerships as the main source of funds for the investments portfolio.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The Company has covenants that were not in default at December 31, 2017 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year, with a grace period ranging from 30 to 60 days, depending on the agreement; ii) Negative Pledge / Permitted Liens clause; iii) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; (v) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control (OFAC), Department of State and Department of Commerce), the European Union and United Nations; and vi) covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES).

17.1.	Prepayment of debts and new financings

In 2017, proceeds from financing amounted to R$ 86,647, principally reflecting: (i) global notes issued in the capital market in the amount of R$ 32,574 (US$ 10,218 million) maturing in 2022, 2025, 2027, 2028 and 2044; (ii) debentures issued in the domestic market amounting to R$ 4,989 and maturing in 2022 and 2024; and (iii) funds raised from the domestic and international banking market in the amount of R$ 41,645 with average term of five years.

In addition, the Company used R$ 137,386 for repayment of principal and interest, mainly attributable to: (i) R$ 24,356 (US$ 7,569 million) relating to repurchase of global bonds previously issued by the Company in the capital market maturing from 2018 to 2021, with premium paid to bond holders amounting to R$ 1,067 (ii) pre-payment of banking loans in the domestic and international market totaling R$ 52,000; (iii) pre-payment of finance debt with export credit agencies, in the amount of R$ 2,963; and (iv) pre-payment of R$ 9,531 with respect to financings with BNDES.

During this period, the Company also rolled over some debts through non-cash transactions, including: (i) exchange of old notes previously issued in the international capital market, maturing from 2019 to 2021, amounting to R$ 21,217 (US$ 6,768 million), to new notes with maturities in 2025 and 2028 in the amount of R$ 23,815 (US$ 7,597 million); (ii) exchange of some debts in the domestic and international banking market maturing from 2018 to 2020, to new similar financings amounting to R$ 13,577 (US$ 4,257 million) with maturities ranging from 2020 to 2024.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

17.2.	Roll-forward schedule of current and non-current debt
	Consolidated					Parent Company
	Export Credit Agencies	Banking Market	Capital Market	Others	Total	Total
Current and Non-current
In Brazil
Opening balance at January 1, 2016	−	106,909	7,666	74	114,649	94,005
Cumulative translation adjustment (CTA)	−	(342)	−	−	(342)	−
Additions (new funding obtained)	−	1,635	−	−	1,635	45,051
Principal amortization	−	(4,993)	(519)	(6)	(5,518)	(48,261)
Interest amortization	−	(9,833)	(796)	(6)	(10,635)	(6,933)
Transaction costs during the period (*)	−	10,566	653	54	11,273	10,205
Foreign exchange/inflation indexation charges	−	(4,472)	383	5	(4,084)	(2,987)
Pre-payments	−	(22,456)	−	−	(22,456)	(12,572)
Transfer to liabilities associated with assets classified as held for sale	−	(45)	−	−	(45)	−
Balance as of December 31, 2016	−	76,969	7,387	121	84,477	78,508
Abroad
Opening balance at January 1, 2016	22,773	135,277	217,365	2,583	377,998	204,348
Cumulative translation adjustment (CTA)	(2,819)	(18,532)	(33,930)	(321)	(55,602)	−
Additions (new funding obtained)	1,019	29,169	33,450	−	63,638	60,794
Principal amortization	(2,892)	(18,834)	(21,434)	(387)	(43,547)	(26,454)
Interest amortization	(435)	(3,314)	(10,411)	(91)	(14,251)	(5,783)
Transaction costs during the period (*)	559	3,858	10,334	69	14,820	7,996
Foreign exchange/inflation indexation charges	(759)	(3,993)	(1,782)	(86)	(6,620)	(33,377)
Pre-payments	−	(2,569)	(32,259)	−	(34,828)	(17,553)
Transfer to liabilities associated with assets classified as held for sale	−	(6)	(1,090)	−	(1,096)	−
Balance as of December 31, 2016	17,446	121,056	160,243	1,767	300,512	189,971
Total Balance as of December 31, 2016	17,446	198,025	167,630	1,888	384,989	268,479
Current					31,796	62,058
Non-current					353,193	206,421

Current and Non-current
In Brazil
Opening balance at January 1, 2017	−	76,969	7,387	121	84,477	78,508
Cumulative translation adjustment (CTA)	−	50	−	−	50	−
Additions (new funding obtained)	−	16,658	4,989	−	21,647	66,573
Principal amortization	−	(6,704)	(535)	(8)	(7,247)	(50,662)
Interest amortization	−	(6,677)	(642)	(5)	(7,324)	(4,977)
Transaction costs during the period (*)	−	6,715	593	18	7,326	6,998
Foreign exchange/inflation indexation charges	−	80	278	(2)	356	43
Pre-payments	−	(26,739)	−	−	(26,739)	(19,031)
Balance as of December 31, 2017	−	60,352	12,070	124	72,546	77,452
Abroad
Opening balance at January 1, 2017	17,446	121,056	160,243	1,767	300,512	189,971
Cumulative translation adjustment (CTA)	129	545	2,861	14	3,549	−
Additions (new funding obtained)	727	26,341	32,574	391	60,033	47,435
Principal amortization	(2,914)	(10,365)	(3,048)	(151)	(16,478)	(30,276)
Interest amortization	(399)	(4,110)	(9,022)	(46)	(13,577)	(1,390)
Transaction costs during the period (*)	523	4,661	10,249	65	15,498	8,902
Foreign exchange/inflation indexation charges	33	429	2,975	2	3,439	2,368
Pre-payments	(3,403)	(35,137)	(25,111)	(1,147)	(64,798)	(26,345)
Balance as of December 31, 2017	12,142	103,420	171,721	895	288,178	190,665
Total Balance as of December 31, 2017	12,142	163,772	183,791	1,019	360,724	268,117
Current					23,160	74,724
Non-current					337,564	193,393

(*) It includes premium and discount over notional amounts and other related costs.

As shown in note 6.1, the IFRS 9 provisions will govern the accounting treatment for modification of contractual cash flow from January 1, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

17.3.	Reconciliation between finance debt and cash flows from financing activities
	Consolidated
	Balance as of December 31, 2016	Additions (new funding obtained)	Amortization (*)	Transaction costs during the period	Foreign exchange and indexation charges	Cumulative translation adjustment (CTA)	Balance as of December 31, 2017
Finance debt	384,989	81,680	(136,163)	22,824	3,795	3,599	360,724
Reconciliation to the Statement of Cash Flows
Transfer to held for sale		5,200	(49)
Purchase of property, plant and equipment on credit		(413)
Expenses with debt restructuring			(1,067)
Compensating balances			(171)
Finance Leases			64
Net cash used in financing activities		86,467	(137,386)

(*) It includes principal, interest and pre-payments of debt.

17.4.	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	4,828	9,192	13,573	10,099	15,377	18,060	71,129	61,194
Floating rate debt	2,553	7,723	12,167	8,708	14,123	14,011	59,285
Fixed rate debt	2,275	1,469	1,406	1,391	1,254	4,049	11,844
Average interest rate	6.6%	6.6%	6.8%	7.3%	6.8%	5.9%	6.6%

Financing in U.S. Dollars (US$):	16,948	9,308	17,294	28,833	41,586	148,291	262,260	294,307
Floating rate debt	12,878	5,176	12,962	10,427	31,555	43,442	116,440
Fixed rate debt	4,070	4,132	4,332	18,406	10,031	104,849	145,820
Average interest rate	5.4%	5.8%	5.8%	5.7%	5.6%	6.5%	6.1%

Financing in R$ indexed to US$:	281	271	271	271	260	−	1,354	1,292
Floating rate debt	65	64	64	64	53	−	310
Fixed rate debt	216	207	207	207	207	−	1,044
Average interest rate	3.8%	3.7%	3.6%	3.3%	2.6%		3.6%

Financing in Pound Sterling (£):	206	−	−	−	−	7,678	7,884	8,568
Fixed rate debt	206	−	−	−	−	7,678	7,884
Average interest rate	6.2%	−	−	−	−	6.3%	6.3%

Financing in Japanese Yen (¥):	302	−	−	−	−	−	302	322
Floating rate debt	302	−	−	−	−	−	302
Average interest rate	0.4%	−	−	−	−	−	0.4%

Financing in Euro (€):	573	2,652	758	2,965	2,371	8,454	17,773	20,075
Floating rate debt	4	−	602	−	−	−	606
Fixed rate debt	569	2,652	156	2,965	2,371	8,454	17,167
Average interest rate	4.3%	4.3%	4.5%	4.6%	4.8%	4.6%	4.5%

Financing in other currencies:	22	−	−	−	−	−	22	22
Fixed rate debt	22	−	−	−	−	−	22
Average interest rate	14.0%	−	−	−	−	−	14.0%

Total as of September 30, 2017	23,160	21,423	31,896	42,168	59,594	182,483	360,724	385,780
Average interest rate	5.6%	5.9%	5.9%	5.9%	5.7%	6.4%	6.1%

Total as of December 31, 2016	31,796	36,557	68,112	53,165	61,198	134,161	384,989	387,077
Average interest rate	6.1%	6.0%	5.9%	5.9%	5.4%	6.4%	6.2%

* The average maturity of outstanding debt as of December 31, 2017 is 8.62 years (7.46 years as of December 31, 2016).

The fair value of the Company's finance debts is mainly determined and categorized into fair value hierarchy as follows:

•	Level 1 – quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 179,451 as of December 31, 2017 (R$ 151,582 as of December 31, 2016); and
•

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking account their currencies and also the Petrobras’ credit risk, amounting to R$ 206,329 as of December 31, 2017 (R$ 235,495 as of December 31, 2016).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.2.

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In 2017, the capitalization rate was 6.16% p.a. (5.80% p.a. in 2016).

17.6.	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
Petrobras	China Development Bank	12/4/2017	12/14/2019	5,000	3,000	2,000
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	−	1,000
Total				6,000	3,000	3,000
In Brazil
PNBV	BNDES	9/3/2013	3/26/2018	9,878	2,726	7,152
Transpetro	BNDES	11/7/2008	8/12/2041	1,763	567	1,196
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	78	33	45
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	-	329
Total				12,048	3,326	8,722

17.7.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) are also collateralized, as set in note 19.5.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

18.	Leases
18.1.	Future minimum lease payments / receipts – finance leases
	Consolidated						Parent Company
	Receipts			Payments			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value	Present value
2018	407	(227)	180	172	(88)	84	1,261
2019 - 2022	1,592	(730)	862	489	(247)	242	2,903
2023 and thereafter	1,993	(422)	1,571	1,283	(850)	433	1,205
As of December 31, 2017 (*)	3,992	(1,379)	2,613	1,944	(1,185)	759	5,369
Current			180			84	1,261
Non-current			2,433			675	4,108
As of December 31, 2017 (*)			2,613			759	5,369

Current			297			59	1,091
Non-current			4,506			736	4,975
As of December 31, 2016			4,803			795	6,066

(*) For information on termination of the finance lease contract related to Vitoria 10,000 drilling rig in 2017, see note 8.3.

18.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

	Consolidated	Parent Company
2018	27,844	50,235
2019	20,814	41,312
2020	20,602	40,635
2021	21,646	41,491
2022	20,443	39,689
2023 and thereafter	193,049	271,944
At December 31, 2017	304,398	485,306
At December 31, 2016	315,865	527,410

,

At December 31, 2017, the balance of estimated future minimum lease payments under operating leases includes R$ 174,336 in the Consolidated and R$ 174,332 in the Parent Company (R$ 161,884 in the Consolidated and R$ 161,882 in the Parent Company at December 31, 2016) with respect to assets under construction, for which the lease term has not commenced.

In 2017, the Company recognized expenditures of R$ 32,674 in the Consolidated and R$ 48,825 in the Parent Company (R$ 34,438 in the Consolidated and R$ 53,228 in the Parent Company at December 31, 2016) for operating leases installments.

As shown in note 6.1, the IFRS 16 provisions will govern the accounting treatment for operating leases from January 1, 2019.

19.	Related-party transactions

The Company has a related-party transactions policy, which is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company are achieved and align them with transparency of processes and corporate governance best practices, this policy guides Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions:

•	Prioritization of the Company’s interests regardless of the counterparty;
•	Arm’s length basis;
•	Compliance with market conditions, especially concerning terms, prices and guarantees or with adequate compensatory payment;
•	Accurate and timely disclosure in accordance with applicable authorities.

The Audit Committee must approve in advance transactions between the Company and its associates, the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, taking into account the materiality established by this policy. The Audit Committee reports monthly to the Board of Directors.

Transactions with entities controlled by key management personnel or by their close family members are also approved in advance by the Audit Committee regardless of the amount involved.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are under the scope of Board of Directors approval, must be preceded by the Audit Committee and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

19.1.	Commercial transactions by operation with companies of the Petrobras’ group (parent company)
	12.31.2017			12.31.2016
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	11,776	−	11,776	10,031	−	10,031
Dividends receivable	1,161	−	1,161	3,045	−	3,045
Intercompany loans	−	34	34	−	225	225
Capital increase (advance)	−	−	−	−	3,882	3,882
Amounts related to construction of natural gas pipeline	−	845	845	−	1,126	1,126
Finance leases	103	−	103	98	914	1,012
Other operations	491	466	957	558	425	983
Assets held for sale	820	−	820	702	−	702
Total	14,351	1,345	15,696	14,434	6,572	21,006
Liabilities
Finance leases	(1,242)	(3,592)	(4,834)	(1,096)	(4,452)	(5,548)
Intercompany loans	−	(3,315)	(3,315)	−	(28,903)	(28,903)
Prepayment of exports	(37,373)	(112,835)	(150,208)	(28,115)	(101,011)	(129,126)
Accounts payable to suppliers	(9,525)	−	(9,525)	(12,116)	−	(12,116)
Purchases of crude oil, oil products and others	(5,001)	−	(5,001)	(6,373)	−	(6,373)
Affreightment of platforms	(3,927)	−	(3,927)	(5,282)	−	(5,282)
Advances from clients	(597)	−	(597)	(461)	−	(461)
Other operations	(69)	(439)	(508)	−	−	−
Liabilities related to assets classified as held for sale	(44)	−	(44)	−	−	−
Total	(48,253)	(120,181)	(168,434)	(41,327)	(134,366)	(175,693)

Profit or Loss					2017	2016
Revenues, mainly sales revenues					134,264	129,260
Foreign exchange and inflation indexation charges					(4,405)	(7,595)
Financial income (expenses), net					(10,297)	(11,970)
Total					119,562	109,695

19.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	Income (expense)		12.31.2017			12.31.2016	12.31.2017			12.31.2016
	2017	2016	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	69,573	75,343	1,566	−	1,566	2,259	(307)	−	(307)	(211)
PIB BV	23,871	11,272	6,213	117	6,330	4,395	(37,921)	(116,151)	(154,072)	(158,760)
Gaspetro	7,565	6,341	847	106	953	849	(372)	−	(372)	(291)
PNBV	2,199	2,717	1,799	13	1,812	1,880	(4,281)	−	(4,281)	(5,891)
Transpetro	916	955	792	219	1,011	1,169	(1,216)	−	(1,216)	(1,093)
Logigás	32	(115)	304	845	1,149	1,368	(238)	−	(238)	(205)
Thermoelectrics	(162)	(209)	54	32	86	322	(204)	(808)	(1,012)	(1,103)
Fundo de Investimento Imobiliário	(190)	(260)	98	−	98	66	(255)	(1,228)	(1,483)	(1,723)
TAG	205	(554)	612	−	612	5,942	(1,068)	−	(1,068)	(1,938)
PDET Off Shore (**)	(100)	(114)	−	−	−	−	(397)	(440)	(837)	(888)
Other subsidiaries	2,788	2,282	1,712	11	1,723	2,272	(679)	−	(679)	(1,634)
Total Subsidiaries	106,697	97,658	13,997	1,343	15,340	20,522	(46,938)	(118,627)	(165,565)	(173,737)
Structured Entities
CDMPI	(310)	(250)	−	−	−	−	(447)	(1,115)	(1,562)	(1,876)
Total Structured Entities	(310)	(250)	−	−	−	−	(447)	(1,115)	(1,562)	(1,876)
Associates and joint ventures
Companies from the petrochemical sector	12,782	12,251	172	−	172	412	(34)	−	(34)	(72)
Other associates and joint ventures	393	36	182	2	184	72	(834)	(439)	(1,273)	(8)
Total associates and joint ventures	13,175	12,287	354	2	356	484	(868)	(439)	(1,307)	(80)
Total	119,562	109,695	14,351	1,345	15,696	21,006	(48,253)	(120,181)	(168,434)	(175,693)
(*) It includes its subsidiaries and joint ventures.
(**) On August 23, 2017, the Parent Company purchased the totality of shares of PDET Offshore, which became a wholly-owned subsidiary, no longer a structured entity.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

19.3.	Annual rates for intercompany loans
	Parent Company
	Assets		Liabilities
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
From 5.01% to 7%	−	77	(3,315)	(28,903)
From 7.01% to 9%	−	100	−	−
More than 9.01%	34	48	−	−
Total	34	225	(3,315)	(28,903)

19.4.	Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current finance debt.

	Parent Company
	12.31.2017	12.31.2016
Other receivables	14,222	11,301
Assignment of receivables	(25,499)	(23,121)
	2017	2016
Finance income FIDC-NP	1,179	1,018
Finance expense FIDC-NP	(1,965)	(2,680)
Net finance income (expense)	(786)	(1,662)

19.5.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	12.31.2017						12.31.2016
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2017	−	−	−	−	−	−	6,374
2018	918	−	316	−	546	1,780	20,935
2019	7,883	−	−	−	43	7,926	45,463
2020	5,723	4,962	1,237	−	3,575	15,497	41,270
2021	21,361	−	579	−	782	22,722	47,950
2022	12,306	18,765	3,308	3,878	1,895	40,152	9,008
2023 and thereafter	124,321	39,062	10,522	−	1,407	175,312	116,870
Total	172,512	62,789	15,962	3,878	8,248	263,389	287,870
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

Petrobras entered into 3 finance agreements with China Development Bank (CDB), maturing in 2019, 2026 and 2027 are also collateralized based on future oil exports for specific buyers limited to 400 thousand barrels per day up to 2019, 300 thousand barrels per day from 2020 to 2026, and 100 thousand barrels per day in 2027. This collateral may not exceed the amount of the related debt, amounting to R$ 35,775 (US$ 10,815 million) at December 31, 2017, and to R$ 30,011 (US$ 9,208 million) at December 31, 2016.

On January 30, 2018, the Company prepaid the remaining balance of the financing agreement with CDB maturing in 2019, in the amount of US$ 2.8 billion, as set out in note 35.1. After this settlement, the new limits for the collateralization based on future oil exports are 200 thousand barrels per day up to 2019, 300 thousand barrels per day from 2020 to 2026, and 100 thousand barrels per day in 2027.

In accordance with the Company’s Business and Management Plan (BMP 2018-2022), the extension of these terms is associated to a better indebtedness level, as set out in note 17.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

19.6.	Investment fund of subsidiaries abroad

At December 31, 2017, a subsidiary of PIB BV had R$ 4,675 (R$ 10,389 at December 31, 2016) invested in an investment fund abroad that held debt securities of PGF, PDET and of consolidated structured entities, mainly with respect to the following projects: CDMPI and Charter.

19.7.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

	Consolidated
	2017	12.31.2017		2016	12.31.2016
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	7,040	971	468	6,088	803	226
Petrochemical companies	12,273	194	53	12,337	426	88
Other associates and joint ventures	(2,043)	587	2,286	1,624	580	1,245
Subtotal	17,270	1,752	2,807	20,049	1,809	1,559
Government entities
Government bonds	488	5,631	−	454	3,628	−
Banks controlled by the Brazilian Government	(4,678)	19,317	40,986	(10,740)	13,408	64,727
Receivables from the Electricity sector (note 8.4)	2,055	17,362	1	3,359	16,042	8
Petroleum and alcohol account - receivables from Brazilian Government	4	829	−	18	875	−
Others	705	149	716	687	1,326	1,081
Subtotal	(1,426)	43,288	41,703	(6,222)	35,279	65,816
Pension plans	1	226	311	1	158	324
Total	15,845	45,266	44,821	13,828	37,246	67,699

Revenues, mainly sales revenues	23,995			23,067
Purchases and services	(5,105)			(309)
Foreign exchange and inflation indexation charges, net	759			(1,035)
Finance income (expenses), net	(3,804)			(7,895)
Current assets		8,347			9,979
Non-current assets		36,919			27,267
Current liabilities			5,109			13,157
Non-current liabilities			39,712			54,542
Total	15,845	45,266	44,821	13,828	37,246	67,699

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement, in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent.

For detailed information on Assignment Agreement, see note 12.3.

19.8.	Petroleum and Alcohol accounts - Receivables from the Brazilian Federal Government

At December 31, 2017, the balance of receivables related to the Petroleum and Alcohol accounts is R$ 829 (R$ 875 at December 31, 2016). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both.

The Company provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Brazilian Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

On October 28, 2016, the court ruled in favor of the Company, disallowing the use of an alleged debt from the liquidated company of the group, Petrobras Comércio Internacional S.A. – Interbrás, by the Brazilian Federal Government, when offsetting the outstanding balance.

On July 18, 2017, the Brazilian Federal Government appealed the ruling and the court assessment of this appeal is pending.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

19.9.	Compensation of employees and key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) and officers in December 2017 and December 2016 were:

	Amounts in reais
Compensation of employees, excluding officers	Dec/2017	Dec/2016
Lowest compensation	3,131.40	3,078.15
Average compensation	18,151.73	17,707.71
Highest compensation	99,490.61	92,203.64

Compensation of highest paid Petrobras officer	116,761.20	116,761.20

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

	2017			2016
	Officers	Board members	Total	Officers	Board members and alternates	Total
Wages and short-term benefits	12.3	0.9	13.2	11.8	1.2	13.0
Social security and other employee-related taxes	3.4	0.1	3.5	3.4	0.3	3.7
Post-employment benefits (pension plan)	1.0	−	1.0	1.0	−	1.0
Benefits due to termination of tenure	−	−	−	0.7	−	0.7
Total compensation recognized in the statement of income	16.7	1.0	17.7	16.9	1.5	18.4
Average number of members in the period (*)	7.92	9.00	16.92	7.67	11.00	18.67
Average number of paid members in the period (**)	7.92	5.75	13.67	7.67	9.33	17.00
(*) Monthly average number of members.
(**) Monthly average number of paid members.

In 2017, the board members and executive officers of the Petrobras group received R$ 77.4 as total compensation (R$ 81.4 in 2016).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulation applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated with respect to their Audit Committee duties. The total compensation concerning these members totaled R$ 302 thousand in 2017 (R$ 362 thousand with social security and related charges).

The general meeting, held on April 27, 2017, fixed monthly compensation of Audit Committee members to 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

20.	Provision for decommissioning costs
	Consolidated		Parent Company
Non-current liabilities	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Opening balance	33,412	35,728	32,615	34,641
Adjustment to provision	13,522	(1,785)	13,272	(2,029)
Transfers related to liabilities held for sale	(379)	(60)	(379)	323
Payments made	(2,265)	(2,606)	(2,183)	(2,600)
Interest accrued	2,418	2,290	2,352	2,280
Others	77	(155)	−	−
Closing balance	46,785	33,412	45,677	32,615

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

In 2017, the adjustment to this provision in the amount of R$ 13,522 primarily reflected the decrease in the risk-adjusted discount rate from 7.42% p.a. in 2016 to 5.11% p.a. in 2017, which was affected by the improved market risk perception, as well as due to an acceleration of fields abandonment regarding certain projects.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.	Taxes
21.1.	Income taxes and other taxes
Income tax and social contribution	Consolidated					Parent Company
	Current assets		Current liabilities		Non-current liabilities	Current assets
	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2017	12.31.2016
Taxes in Brazil
Income taxes	1,464	1,938	130	364	0	669	786
Income taxes - Tax settlement programs (*)	−	−	753	−	2,219
	1,464	1,938	883	364	2,219	669	786
Taxes abroad	120	23	107	48	−	0	0
Total	1,584	1,961	990	412	2,219	669	786
(*) See note 21.2 for detailed information.

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Taxes in Brazil:
Current / Deferred ICMS (VAT)	3,089	3,156	2,338	2,202	3,377	3,513	−	−
Current / Deferred PIS and COFINS	2,711	2,314	7,548	7,374	2,711	1,509	−	−
CIDE	47	71	−	−	344	386	−	−
Production taxes	−	−	−	−	5,311	4,015	−	−
Withholding income taxes	−	−	−	−	520	1,584	−	−
Tax Settlement Program (**)	−	−	−	−	2,144	90	−	−
Others	566	540	237	623	545	621	284	65
Total in Brazil	6,413	6,081	10,123	10,199	14,952	11,718	284	65
Taxes abroad	65	111	48	37	94	108	−	−
Total	6,478	6,192	10,171	10,236	15,046	11,826	284	65
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes the amount of R$ 6 relating to tax amnesty and refinancing program (REFIS) from previous periods.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.2.	Brazilian federal settlement programs

In 2017, the Company joined certain settlement programs created by the Brazilian Federal Government, which enabled the settlement of significant disputes in which the Company was a defendant (see note 30), with certain benefits, such as the use of tax loss carry forwards and reduction in interests, penalties and related charges. The settlement of disputes involving Brazilian Federal Tax Authorities, Brazilian Federal Agencies and similar bodies reduced tax disputes amounting to R$ 38,136 that as shown below:

Provisional measures	Signed into law	Brazilian federal settlement programs	Disputes	Amount of relief	Debts
766	-	Tax Settlement Program - PRT (*)	1,660	−	1,660
783	13,496	Special Tax Settlement Program - PERT	7,259	3,285	3,974
780	13,494	Non-Tax Debts Settlement Program - PRD	1,076	358	718
795	13,586	Withholding income tax on remittances for payment of charter of vessels	28,141	26,418	1,723
			38,136	30,061	8,075
(*) Benefit of using tax loss carryforwards to settle 80% of the debt.

The balances of respective liabilities carried on the statement of financial position as of December 31, 2017 are shown below:

	Tax liabilities	Settlement			Inflation indexation
		In cash	Tax losses used	Total
PRT
Income taxes	1,061	(212)	(342)	(554)	−	507
Other taxes	599	(120)	(479)	(599)	−	−
	1,660	(332)	(821)	(1,153)	−	507
PERT
Income taxes (*)	3,739	(1,344)	−	(1,344)	66	2,461
Other taxes	235	(109)	−	(109)	5	131
	3,974	(1,453)	−	(1,453)	71	2,592
PRD
Production taxes	718	(430)	−	(430)	−	288
Law 13,586/17
Withholding income tax	1,723	−	−	−	−	1,723
Total	8,075	(2,215)	(821)	(3,036)	71	5,110
Current						2,891
Non-current						2,219
(*) It includes incremental relief amounting to R$ 776 according to Law 13.496 /17.

The following table presents the settlement years of the outstanding amount of these programs:

	2018	2019	2020	2021	2022	2023 onwards	Total
PRT	507	−	−	−	−	−	507
PERT	392	199	199	199	199	1,404	2,592
PRD	288	−	−	−	−	−	288
Law 13,586/17	1,723	−	−	−	−	−	1,723
	2,910	199	199	199	199	1,404	5,110

21.2.1.	Tax Settlement Program (Programa de Regularização Tributária - PRT)

The PRT enabled relief for the settlement of tax and non-tax debts overdue up to November 30, 2016 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office).

The Company joined the program to settle, principally, proceedings at administrative level totaling R$ 1,660, for which outflow of resources were probable, related to disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation.

After assessing the reliefs provided by the PRT, the Company decided to settle the total debt of these tax disputes (R$ 1,660) with the benefit of using tax loss carry forwards to pay R$ 1,328, of which R$ 821 was already used at December 31, 2017 and the remaining R$ 507 is expected to be used in up to 12 months. The amount of R$ 332 was settled in a lump sum payment.

After joining the PRT in May 2017, the Company recognized a reversal of provisions for legal proceedings previously recognized for this matter in the amount of R$ 1,560. The impacts of this program were accounted for in the second quarter of 2017 within the Company’s statement of income amounting to R$ 264 after tax effects, as shown in note 21.2.5.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.2.2.	Special Tax Settlement Program (Programa Especial de Regularização Tributária - PERT)

The PERT enabled relief for the settlement of tax and non-tax debts overdue up to April 30, 2017 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office), including amounts under disputes involving these authorities.

The Company elected to join the PERT to settle the legal proceeding, in the amount of R$ 6,541, with respect to a notice of deficiency issued due to the use of expenses arising from the Terms of Financial Commitment (TFC), signed by Petrobras and Petros Plan in 2008, as deductible in determining taxable profit. The TFC represents a commitment to cover obligations due to participants’ accepted changes in the plan benefits and disputes resolved at that period.

The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited the deduction to 20% of the payroll and compensation of key management participants in the plan. After assessing the fundamentals of this court ruling, the Company reassessed the probability of outflow of resources with respect to this dispute and estimated a portion of it as probable.

The Company was not able to use tax loss carry forwards to settle this amount as this tax dispute was in the scope of the National Treasury Attorney's Office. Accordingly, an assessment of the other reliefs was performed and, as a result, the Company decided to settle this tax dispute, totaling R$ 6,541, by paying R$ 4,356, which takes into account the benefits reliefs on interests, penalties and related charges. Of this amount, R$ 1,344 was settled up to December 2017, and the remaining amount will be settled through 145 monthly installments bearing interest from January 2018 onwards.

In addition, pursuant the law 13.496 enacted on October 24, 2017, which enabled incremental relief relating to this matter, the remaining amount was recalculated and decreased by R$ 779, reaching R$ 2,295 that bears interest at Selic interest rate (Brazilian short-term interest rate).

Pursuant to the Provisional Measure 807/2017 enacted on October 31, 2017, the period to join this program was extended from August 31 to November 14, 2017. Therefore, the Company decided in the third quarter of 2017 to settle other disputes relating to debts in the scope of the Brazilian Federal Revenue Service amounting to R$ 718, following unfavorable court rulings that changed the Company’s estimates about probability of outflow of resources to probable. After the relief under the PERT, the total amount of these disputes was reduced to R$ 394, of which R$ 325 was settled in January 2018 through a lump sum payment, and the remaining amount will be paid through 141 monthly installments. These disputes refer to:

•

Tax dispute relating to the use of tax benefit under the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade) established by the Decree 3.371/2000, that allegedly enabled total relief (zero rate) of tax on imported products (Imposto de Importação –II) and the tax on manufactured products (Imposto sobre Produtos Industrializados-IPI) over the import of certain equipment necessary for setting up electricity generation units. After the reliefs provided for by PERT, this tax dispute in the amount of R$ 330 was reduced to R$ 150;

•

Tax dispute relating to the use of certain tax loss carry forwards as deduction from the computation of taxable income. After the reliefs provided for by this program, this tax dispute in the amount of R$ 120 will be settled by paying R$ 63;

•

Other debts related to contributions to private social service and vocational training entities linked to trade unions, as well as PIS and COFINS (Social Integration Program and Social Security Financing). These amounts totaled R$ 80 that, after the relief provided for by this program was reduced to R$ 60; and

•

The wholly-owned subsidiaries Transpetro and BR also decided to settle Brazilian federal taxes disputes amounting to R$ 188. After the relief on interest, penalties and related charges, this amount will be settled by paying R$ 121.

Accordingly, the Company recognized the amount of R$ 5,905 within the statement of income in 2017, made up of tax debts after reliefs and tax effects amounting to R$ 3,582, reversals of deferred income tax assets for unused tax losses from 2012 to 2017 amounting to R$ 2,287 and indexation charges of R$ 71.

21.2.3.	Non-Tax Debts Settlement Program (Programa de Regularização de Débitos não Tributários - PRD)

The PRD enabled relief for the settlement of non-tax debts overdue to the Brazilian Federal Agencies and similar bodies up to October 25, 2017, including amounts under disputes and debts in the scope of other settlement programs involving these authorities.

The Company joined the PRD to settle some legal proceedings involving ANP, with respect to production tax debts for which the likelihood of losses were deemed probable, following a court ruling in August 2017 granting to ANP its arguments.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

After assessing the benefits from relief on interest, penalties and related charges provided for by this program, the Company decided to settle these disputes, totaling R$ 1,076 by paying R$ 718, of which R$ 430 was settled payment in the fourth quarter of 2017 and the remaining amount in January 2018.

Accordingly, the Company recognized R$ 519 within the statement of income in December 31, 2017, after tax effects, as shown in note 21.2.5.

21.2.4.	Settlement program under law 13.586/2017

As presented in note 21.4, the law 13,586 enacted on December 28, 2017, formerly Provisional Measure 795/17, provided for the tax treatment of several relevant issues relating to the exploration and production of oil or natural gas. This law also established the settlement program of withholding income tax on remittances abroad related to charter contracts for vessels, enabling the regularization of events occurred in the period from 2008 to 2014.

The decision to join the program was based on the economic benefits thereof. Proceeding with the disputes would involve financial efforts to provide significant judicial deposits and this program gave rise to the possibility of ceasing disputes at administrative and judicial levels related to the period from 2008 to 2013 in the amount of R$ 28,141, as well as amounts relating to the 2014 not yet under dispute. The company will pay R$ 1,723 in 12 consecutive installments bearing interest at SELIC rate, of which the first was paid in January 2018.

Accordingly, the Company recognized R$ 1,137 within the statement of income in December 31, 2017, after tax effects, as shown in note 21.2.5.

21.2.5.	Impacts of tax settlement programs within statement of income
	Consolidated
	PRT (*)	PERT	PRD	Law 13,586/17	Total
Cost of sales	−	−	(412)	−	(412)
Other taxes	(544)	(1,169)	(80)	(1,048)	(2,841)
Finance expenses	(802)	(990)	(226)	(675)	(2,693)
Income taxes - notice of deficiency	(314)	(1,815)	−	−	(2,129)
Total - after reliefs	(1,660)	(3,974)	(718)	(1,723)	(8,075)
Impacts of PIS/COFINS on settlement programs	−	(222)	(21)	−	(243)
Income taxes - deductible expenses	(164)	614	220	586	1,256
Other income and expenses - reversal of provision (*)	1,560	35	−	−	1,595
Total	(264)	(3,547)	(519)	(1,137)	(5,467)
Income taxes - reversal of unused tax losses from 2012 to 2017	−	(2,287)	−	−	(2,287)
Impacts within the statement of income (before indexation charges)	(264)	(5,834)	(519)	(1,137)	(7,754)
Indexation charges	−	(71)	−	−	(71)
Impacts within the statement of income	(264)	(5,905)	(519)	(1,137)	(7,825)
(*) A portion of this provision was recognized within the statement of income, in the first quarter 2017, in the amount of R$ 627.

21.3.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2017, the Company elected to settle in cash VAT (ICMS) tax disputes concerning the states of Amazonas, Ceará, Minas Gerais and Pernambuco by joining states amnesty settlement programs, which exempted the company from having to pay interest and penalties. Accordingly, the Company charged R$ 376 as other taxes.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.4.	Brazilian Tax Law
21.4.1.	Federal Law

On December 28, 2017, the Brazilian Federal Government signed the Provisional Measure No. 795 into Law. 13,586 which outlines tax requirements applicable to the oil and gas exploration and development activities and also establishes a special regime for exploration, development and production of oil, gas and other liquid hydrocarbons..

It is expected that there will be greater stability and legal security in the industry following this new tax regulation model, allowing an increase in investments and a reduction in litigation. The main provisions of this law are presented below:

•

Immediate deduction of investments made in connection with the oil and gas exploration and production phases from income taxes basis of computation, as well as deductions of investments made in the development phase through accelerated depreciation (2.5 times the unit of production method rate).

•

Exclusion from Brazilian parent companies income tax basis , up to December 31, 2019, of a portion of income earned abroad, by direct or indirect subsidiary, or related to the activities of chartering by time or bare hull, operating lease, rent, loan of goods or rendering of services directly related to the phases of exploration and production of oil and natural gas;

•

Creation of Repetro-Sped expiring at December 2040, which has provisions which enhanced the former Repetro (Special Customs Regime for the Export and Import of Goods destined to Exploration and Production of Oil and Natural Gas Reserves), notably the tax relief over goods with definitive permanence in Brazil in addition to the previous relief relating to temporary admissions. In addition, the Repetro-Sped brought other important enhancements, such as: i) the possibility of migrating goods under the old regime to the new one, without paying the federal tax burden in the nationalization process; (ii) increasing the possibility of applying the regime to well equipment; iii) exemption of federal taxes for goods purchased by Brazilian suppliers, including the intermediary manufacturers; and iv) greater adherence and rationality in relation to the operations of the industry, minimizing risks of noncompliance with the regime.

•	New rules relating to the determination of withholding income tax on remittances for payment of vessels charters.

As set out in note 21.2.4, this law established a tax settlement program relating to withholding income tax on remittances for payment of vessels charters through 2014, enabling the company to settle disputes thereof.

In addition, the Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) rates over diesel and gasoline sales were increased pursuant to the Decree 9,101 enacted in July 2017. This tax burden was taken into account in the sale prices and, as a consequence, there was a significant increase in these taxes charges in 2017.

Conversely, the Brazilian Federal Supreme Court, in October 2017, ruled on the inclusion of amount of VAT tax within the computation basis of PIS and COFINS. According to its decision, sales revenues do not include the amount of VAT. Therefore, VAT must not be taken into account in determining the amount of PIS and COFINS.

ANP Resolution 703/2017

ANP enacted the Resolution No. 703 on September 26, 2017, establishing new criteria for reference price for the calculation of production taxes. The new calculation will be effective on January 1, 2018 and will be applied gradually until 2022, starting from a percentage of 20% according to the new rules. The new reference price for production taxes calculation takes into account different characteristics of the product in each exploratory area.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.4.2.	State laws

a) VAT (ICMS) tax and state rate over transactions involving crude oil operations State Law

On December 30, 2015, the state of Rio de Janeiro enacted laws that increased the tax burden on the oil industry since March 2016, as follows:

•

Law No. 7,182 – establishes a state Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•	Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden imposed on it.

As the Brazilian Supreme Court has not ruled on the ABEP request for formal injunctions, the Company filed individual complaints before the State Court of Rio de Janeiro challenging both laws and, as a result, judicial injunctions were granted in favor of the Company in December 2016 and this tax burden has been suspended.

b) VAT (ICMS) tax incentives over the Repetro-Sped

Following the creation of Repetro-Sped pursuant to the new requirements provided for Provisional Measure No. 795 into Law. 13,586/2017 (see note 21.4.3), the Brazilian Federal Government authorized its states to provide tax incentives relating to VAT (ICMS)  tax with direct impacts on the oil and gas industry.

Pursuant to the ICMS Convention 03/2018 enacted on January 17, 2018, ratified on February 1, 2018, Brazilian Federal Government authorized its states to reduce the basis of VAT (ICMS) tax computation on imports or sale in the domestic market of goods with definitive permanence, as well as VAT (ICMS) exemption on import of goods with temporary permanence in Brazil. In addition, VAT (ICMS) exemption for goods migrating from the old to the new tax regime was also provided for.

At the date of issue of these financial statements, the State of Rio de Janeiro and the State of São Paulo were the only states enacting new regulations governing the tax incentives authorized by the Brazilian Federal Government.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.5.	Deferred income taxes - non-current
a)	Changes in deferred income tax and social contribution are set out below

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

	Consolidated										Parent Company
	Property, Plant and Equipment
	Exploration and decommissioning costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total	Total
Balance at January 1, 2016	(40,310)	5,043	29,727	(1,366)	3,092	20,365	1,379	4,681	(27)	22,584	15,156
Recognized in the statement of income for the year	3,792	(2,161)	(1,192)	108	663	(362)	19	1,731	682	3,280	1,010
Recognized in shareholders’ equity(****)	-	-	(17,089)	992	-	(10)	-	3,485	-	(12,622)	(11,305)
Cumulative translation adjustment	-	(77)	47	-	5	(190)	-	(13)	(43)	(271)	−
Others (**)	-	250	(47)	(28)	(84)	(119)	-	(77)	316	211	12
Balance at December 31, 2016	(36,518)	3,055	11,446	(294)	3,676	19,684	1,398	9,807	928	13,182	4,873
Recognized in the statement of income for the period (***)	1,148	(4,108)	(3,569)	(200)	3,671	888	434	−	446	(1,290)	(4,070)
Recognized in shareholders’ equity(****)	−	−	(2,718)	−	−	(223)	−	(892)	28	(3,805)	(2,827)
Cumulative translation adjustment	−	10	−	−	−	88	−	−	−	98	−
Use of tax credits	−	−	−	−	−	(873)	−	−	−	(873)	(841)
Others	−	(598)	(51)	64	(67)	386	51	(31)	351	105	103
Balance at December 31, 2017	(35,370)	(1,641)	5,108	(430)	7,280	19,950	1,883	8,884	1,753	7,417	(2,762)

Deferred tax assets										14,038	4,873
Deferred tax liabilities										(856)	−
Balance at December 31, 2016										13,182	4,873

Deferred tax assets										11,373	−
Deferred tax liabilities										(3,956)	(2,762)
Balance at December 31, 2017										7,417	(2,762)
(*) Mainly includes impairment adjustments and capitalized borrowing costs.
(**) It includes R$ 249 transferred to liabilities associated with assets held for sale relating to Liquigás, PESA and NTS.
(***) It does not include R$ 162 relating to deferred income taxes of companies when classified as held for sale.

(****) The amounts presented as Loans, trade and other receivables/payables and financing, relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out note 33.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

b)	Timing of reversal of deferred income taxes

Deferred tax assets were recognized based on projections of taxable profit in future periods supported by the Company’s 2018-2022 Business and Management Plan (BMP). The main goals and objectives outlined in its business plan include business restructuring, a divestment plan, demobilization of assets and reducing operating expenses.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur, based on its 2018-2022 BMP.

The estimated schedule of recovery/reversal of net deferred tax assets (liabilities) recoverable (payable) as of December 31, 2017 is set out in the following table:

	Deferred income tax and social contribution
	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities
2018	2,259	(1,229)	−	−
2019	1,333	319	−	−
2020	1,313	399	−	248
2021	1,537	2,851	−	2,514
2022	1,649	80	−	−
2023 and thereafter	3,282	1,536
Recognized deferred tax credits	11,373	3,956	−	2,762
In Brazil	1,691	−	−	−
Abroad	8,799	−	−	−
Unrecognized deferred tax credits	10,490	−	−	−
Total	21,863	3,956	−	2,762

At December 31, 2017, the Company had tax loss carryforwards arising from offshore subsidiaries, for which no deferred tax assets had been recognized. These tax losses totaling R$ 8,799 (R$ 8,252 at December 31, 2016) arose mainly from oil and gas exploration and production and refining activities in the United States of R$ 7,837 (R$ 7,416 at December 31, 2016), as well as activities in Spain in the amount of R$ 959 (R$ 834 at December 31, 2016).

An aging of the unrecognized tax carryforwards, from companies abroad is set out below:

Year	Lapse of Statute of Limitations
2020	138
2021	502
2022	19
2023	183
2024	119
2025	19
2026	375
2027	430
2028	487
2029	537
2030 and thereafter	5,990
Total	8,799

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

21.6.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Consolidated		Parent Company
	2017	2016	2017	2016
Net income (losses) before income taxes	6,174	(10,703)	5,119	(15,690)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(2,099)	3,639	(1,740)	5,335
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	2,154	(391)	−	−
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(227)	(1,089)	(227)	(1,089)
Tax incentives	541	171	13	18
Tax loss carryforwards (unrecognized tax losses)	(475)	(913)	−
Non-taxable income (non-deductible expenses), net (**)	(1,513)	(3,242)	358	(2,749)
Tax settlement programs (***)	(4,415)		(4,231)
Others	237	(517)	263	(649)
Income taxes expense	(5,797)	(2,342)	(5,564)	866
Deferred income taxes	(1,452)	3,280	(4,071)	1,010
Current income taxes	(4,345)	(5,622)	(1,494)	(144)
Total	(5,797)	(2,342)	(5,565)	866
Effective tax rate of income taxes	93.9%	(21.9)%	108.7%	5.5%

(*) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) Includes results in equity-accounted investments and expenses relating to health care plan.
(***) Income taxes in the scope of PRT and PERT and reversals of losses carry forwards from 2012 to 2017, as shown in note 20.2.4.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

22.	Employee benefits (Post-employment)

The following table presents the balances of post-employment benefits:

	Consolidated		Parent Company
	2017	2016	2017	2016
Liabilities
Petros Pension Plan	35,487	35,040	33,559	33,191
Petros 2 Pension Plan	861	955	687	778
AMS Medical Plan	35,732	36,549	32,930	33,467
Other plans	132	124	−	−
Total	72,212	72,668	67,176	67,436
Current	2,791	2,672	2,657	2,533
Non-current	69,421	69,996	64,519	64,903
Total	72,212	72,668	67,176	67,436

22.1.	Petros Plan and Petros 2 Plan

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros Foundation), which was established by Petrobras as a nonprofit legal entity governed by private law with administrative and financial autonomy.

Petros Foundation has committees for assessing and resolving on risk management matters, mainly an Integrity Program Against Harmful Acts, established in 2017, with the purpose of improving its corporate governance.

a)	Petros Plan - Fundação Petrobras de Seguridade Social

The Petros Plan was established by Petrobras in July 1970 as a defined-benefit pension plan and currently provides post-retirement benefits for employees of Petrobras and Petrobras Distribuidora S.A., in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros Foundation performs an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

As of December 31, 2017, the balance of the Terms of Financial Commitment (TFC), signed by Petrobras and Petros Foundation in 2008 is R$ 12,307 (R$ 11,902 in the Parent Company). The TFC is a financial commitment agreement to cover obligations under the pension plan, which amounts are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. The Company has provided crude oil and oil products pledged as security for the TFC totaling R$ 13,454, updated in the third quarter of 2017 to reflect the increase in the commitments assumed in the TFC.

The employers' expected contributions to the plan for 2018 are R$ 728 (R$ 692 in the Parent Company) and interest payments on TFC R$ 735 (R$ 710 in the Parent Company).

The average duration of the actuarial liability related to the plan, as of December 31, 2017, is 12.51 years (13.06 years as of December 31, 2016).

Deficit settlement plan – Petros Plan

Petros Foundation’s financial statements for 2016 were approved by the Executive Council of Petros Foundation on May 26, 2017 and presented an accumulated deficit of R$ 26.7 billion (R$ 22.6 billion accumulated until 2015) in the Petros Plan, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

The deficit determined by Petros Foundation is annually calculated by an independent actuary and is already recognized in the Company’s financial statements in accordance with IFRS.

On June 19, 2017, the Superintendency of Post-retirement Benefits (PREVIC) issued the Conduct Adjustment Declaration (TAC) for Petros Plan, determining a deadline for the implementation of its plan for reduction of the accumulated deficit computed at the end of 2015.

On September 12, 2017, the Executive Council of Petros Foundation approved the deficit of the year 2015 amounting to R$ 22.6 billion. This amount was updated based on interest and inflation and reached R$ 27.3 billion at December 31, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The Company and the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST) assessed the deficit settlement plan and additional contributions from participants and sponsors will commence in March 2018.

Pursuant to relevant regulation, the sponsors and participants will cover this deficit based on their respective proportions of regular contributions. Accordingly, the Parent Company and BR Distribuidora will cover approximately R$ 12.8 billion and R$ 0.9 billion, respectively, of this deficit and the contributions will occur for 18 years through decreasing values. The estimated amounts expected for the first year are R$ 1.4 billion and R$ 89, from these two companies.

The additional contributions of the participants during their employed and assisted phases were considered in the actuarial evaluation of 2017, reducing the present value of the obligation, in the amount of R$ 13.7 billion, while the additional contributions of the sponsor will reduce the actuarial obligation at the time of the disbursement, without impacting the income statement.

Split of Petros Plan

On February 15, 2018, the PREVIC authorized the split of Petros Plan, expected to occur on March 31, 2018, into two separate plans: Petros Plan – Renegotiated and Petros Plan – Non-renegotiated.

This split arises from the renegotiation procedures held in 2006-2007 period and in 2012, when 75% of the participants accepted the option to change to a model that sets forth solely inflation indexation on the annual adjustment of their benefits. The other participants’ benefits remained adjusted by the same rate as the Petrobras’ workforce had their salaries adjusted.

Petros Foundation will assess the effect of the split on the deficit settlement plan, whose additional contributions will commence in March 2018. The results of this study may trigger a revision of the settlement plan in 2019.

Reconciliation between results registered by Petros and the Company

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation, according to the standards issued by CNPC, and by sponsor Petrobras, according to international accounting standards (IAS 19):

	Consolidated
	2017	2016
Deficit registered by Petros	3,998	26,688
Extraordinary sponsor contributions	13,355	−
Effects of the TFC over plan assets	12,187	11,870
Ordinary sponsor contributions	9,359	10,001
Financial assumptions	5,055	3,200
Actuarial valuation method	(9,273)	(17,507)
Others	806	788
Net actuarial liability registered by the Company	35,487	35,040

The main differences are:

•	Sponsor contributions – Petros Foundation uses the discounted cash flow of expected sponsor contributions, while Petrobras uses the realized sponsor contributions.
•	Effects of the TFC over plan assets – Petros Foundation accounts for its receivables arising from the TFC.
•

Financial assumptions – the main difference is the discount rate used by Petros Foundation, based on actuarial target, while the discount rate used by Petrobras is based on the yield curve of a long-term Brazilian Government Bonds (NTN), as set out in note 5.4.

•

Actuarial valuation method – Petrobras uses the projected unit credit method to determine the present value of its defined benefit obligations, which represents a more accelerated term of capitalization when compared to the aggregate method of capitalization used by Petros Foundation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

a)	Petros 2 Plan - Fundação Petrobras de Seguridade Social

Petros 2 Plan was established in July 2007 by Petrobras and certain subsidiaries as a variable contribution plan recognizing past service costs for contributions for the period from August 2002 to August 29, 2007. The Petros 2 Plan currently provides post-retirement benefits for employees of Petrobras, Petrobras Distribuidora S.A., Stratura Asfaltos, Termobahia, Termomacaé, Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. – TBG, Petrobras Transporte S.A. – Transpetro, Petrobras Biocombustível and Araucária Nitrogenados. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of the Petros 2 Plan have defined benefit characteristics, primarily the coverage of disability and death risks and the guarantee of minimum defined benefit and lifetime income. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are accrued monthly in the statement of income and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were R$ 936 in 2017 (R$ 809 in the Parent Company).

The defined benefit portion of the contributions was suspended from July 1, 2012 to June 30, 2018, as determined by the Executive Council of Petros Foundation, based on advice of the actuarial consultants from Petros Foundation. Therefore, the entire contributions are being applied to the individual accounts of plan participants.

For 2018 the employers' expected contributions to the defined contribution portion of the plan are R$ 922 (R$ 793 in the Parent Company).

The average duration of the actuarial liability related to the plan, as of December 31, 2017 is 43.53 years (43.20 at December 31, 2016).

22.2.	Other plans

The Company also sponsors other pension and health care plans of certain of its Brazilian and international subsidiaries. Most of these plans are unfunded and their assets are held in trusts, foundations or similar entities governed by local regulations.

The actuarial liability of the subsidiary Liquigás is reclassified as held for sale, as set out in note in note 10.2.

22.3.	Pension Plans assets

Pension plans assets follow a long term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually. Petros uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

Portfolio allocation limits for the period between 2018 and 2022 for the Petros Plan are 45% to 75% in fixed-income securities, 10% to 35% in variable-income securities, 4% to 8% in real estate, 2% to 8% in loans to participants, as well as 0% to 5% in structured finance projects. Allocation limits for Petros 2 Plan for the same period are: 65% to 90% in fixed-income securities, 5% to 20% in variable-income securities, 0% to 5% in real estate, 2% to 8% in loans to participants, 0% to 5% in structured finance projects and 0% to 2% in investments abroad.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The pension plan assets by type of asset are set out as follows:

	Consolidated
	2017				2016
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value (*)%
Receivables	−	3,769	3,769	8	4,257	8
Fixed income	22,107	6,626	28,733	58	23,068	46
Corporate bonds	−	390	390		202
Government bonds	22,107	201	22,308		19,618
Fixed income funds	−	6,005	6,005		3,213
Other investments	−	30	30		35
Variable income	9,518	943	10,461	21	15,179	30
Common and preferred shares	9,518	−	9,518		14,644
Other investments	−	943	943		535
Structured investments	−	1,235	1,235	2	2,381	5
Private equity funds	−	1,017	1,017		2,074
Venture capital funds	−	47	47		51
Real estate Funds	−	171	171		256
Real estate properties	−	3,456	3,456	7	3,719	7
	31,625	16,029	47,654	96	48,604	96
Loans to participants	−	2,050	2,050	4	2,057	4
	31,625	18,079	49,704	100	50,661	100
(*) Re-presented values for better comparability with current year.

As of December 31, 2017, the investment portfolio included debentures of R$ 105, Company’s common and preferred shares in the amount of R$ 47 and R$ 67, respectively, and real estate properties leased by the Company in the amount of R$ 1,312.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

In 2017, the Company improved its monitoring model over Petros Foundation, mainly: enhancement on internal controls over investment portfolio; establishment of specific committees to provide technical advisory for the members indicated by the Company to the Executive and Fiscal Councils of Petros Foundation, in accordance with relevant regulation establishing practices to be performed by the Board of Directors and Executive Officers of the sponsors.

22.4.	Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras, Petrobras Distribuidora S.A., Petrobras Transporte S.A. – Transpetro, Petrobras Biocombustível, Transportadora Brasileira Gasoduto Brasil-Bolívia - TBG and Termobahia operate a medical benefit plan for their employees in Brazil (active and retired) and their dependents: the AMS health care plan. The plan is managed by the Company based on a self-supporting benefit assumption and includes health prevention and health care programs. The plan is mainly exposed to the risk of an increase in medical costs due to new technologies, new types of coverage and to a higher level of usage of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to hedge such risks.

The employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of the other procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary and age levels. The plan also includes assistance towards the purchase of certain medicines in registered drugstores throughout Brazil. There are no health care plan assets.

Benefits are paid and recognized by the Company based on the costs incurred by the participants, of which the Company satisfies 70% of these costs as governed by the collective bargaining agreement.

The average duration of the actuarial liability related to this health care plan, as of December 31, 2017, is 22.08 years (22.04 as of December 31, 2016).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

CGPAR resolutions

On January 18, 2018, the Inter-ministerial Commission for Corporate Governance and Administration of Participations of the Union (CGPAR), through CGPAR Resolutions 22 and 23, established guidelines and parameters of governance and cost limits to health care plans operated by state-owned companies.

The main objective of the resolutions is to make feasible the sustainability and the economic, financial and actuarial balance of the health plans operated by state-owned companies.

The company has up to 48 months to adjust the AMS health plan to this new regulation provisions and is assessing the financial impacts it may cause, including among others, a possible decrease in its actuarial liability following the parity basis of contribution, between the Company and the participants, determined by this rule.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

22.5.	Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

Aggregate information is presented for other plans, whose total assets and liabilities are not material.

a)	Changes in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position - consolidated
	2017					2016
	Pension Plan		Medical Plan - AMS	Other plans		Pension Plan		Medical Plan - AMS	Other plans
	Petros	Petros 2			Total	Petros	Petros 2			Total
Changes in the present value of obligations
Obligations at the beginning of the year	84,318	2,211	36,549	251	123,329	70,952	1,160	26,369	556	99,037
Interest expense:					−
Term of financial commitment (TFC)	1,038	−	−	−	1,038	1,506	−	−	−	1,506
Actuarial	7,825	235	3,900	28	11,988	8,560	166	3,792	28	12,546
Current service cost	288	143	510	14	955	288	74	446	64	872
Contributions paid by participants	217	−	−	1	218	321	−	−	1	322
Benefits paid	(6,084)	(110)	(1,489)	(9)	(7,692)	(4,649)	(57)	(1,224)	(7)	(5,937)
Remeasurement: Experience (gains) / losses (*)	(8,796)	195	(1,659)	21	(10,239)	(4,735)	(42)	(2,716)	5	(7,488)
Remeasurement: (gains) / losses - demographic assumptions	71	(96)	(200)	(28)	(253)	260	(20)	(138)	5	107
Remeasurement: (gains) / losses - financial assumptions	4,091	357	(1,879)	21	2,590	11,815	930	10,020	44	22,809
Others	−	−	−	(18)	(18)	−	−	−	(445)	(445)
Obligations at the end of the year	82,968	2,935	35,732	281	121,916	84,318	2,211	36,549	251	123,329
Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	49,278	1,256	−	127	50,661	47,767	883	−	213	48,863
Interest income	5,136	132	−	8	5,276	6,788	125	−	10	6,923
Contributions paid by the sponsor (Company)	733	−	1,489	10	2,232	672	−	1,224	32	1,928
Contributions paid by participants	217	−	−	1	218	321	−	−	1	322
Term of financial commitment (TFC) paid by the Company	712	−	−	−	712	706	−	−	−	706
Benefits Paid	(6,084)	(110)	(1,489)	(9)	(7,692)	(4,649)	(57)	(1,224)	(7)	(5,937)
Remeasurement: Return on plan assets due to lower interest income	(2,511)	796	−	12	(1,703)	(2,327)	305	−	1	(2,021)
Others	−	−	−	−	−	−	−	−	(123)	(123)
Fair value of plan assets at the end of the year	47,481	2,074	−	149	49,704	49,278	1,256	−	127	50,661
Amounts recognized in the Statement of Financial Position
Present value of obligations	82,968	2,935	35,732	281	121,916	84,318	2,211	36,549	251	123,329
( -) Fair value of plan assets	(47,481)	(2,074)	−	(149)	(49,704)	(49,278)	(1,256)	−	(127)	(50,661)
Net actuarial liability as of December 31,	35,487	861	35,732	132	72,212	35,040	955	36,549	124	72,668
Changes in the net actuarial liability
Balance as of January 1,	35,040	955	36,549	124	72,668	23,185	277	26,369	343	50,174
Remeasurement effects recognized in other comprehensive income	(2,123)	(340)	(3,738)	2	(6,199)	9,667	563	7,166	53	17,449
Costs incurred in the period	4,015	246	4,410	34	8,705	3,566	115	4,238	82	8,001
Contributions paid	(733)	−	(1,489)	(10)	(2,232)	(672)	−	(1,224)	(32)	(1,928)
Payments related to Term of financial commitment (TFC)	(712)	−	−	−	(712)	(706)	−	−	−	(706)
Others	−	−	−	(18)	(18)	−	−	−	(322)	(322)
Balance as of December 31,	35,487	861	35,732	132	72,212	35,040	955	36,549	124	72,668
(*) It includes additional contributions of participants regarding the deficit settlement plan as set out in note 22.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

b)	Defined benefit costs
	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
	2017
Service cost	288	143	510	14	955
Interest on net liabilities / (assets)	3,727	103	3,900	20	7,750
Net expenses for the year	4,015	246	4,410	34	8,705
Related to active employees:
Included in the cost of sales	755	129	841	2	1,727
Operating expenses in statement of income	331	77	426	28	862
Related to retirees	2,929	40	3,143	4	6,116
Net expenses for the year	4,015	246	4,410	34	8,705
	2016
Service cost	288	74	446	64	872
Interest on net liabilities / (assets)	3,278	41	3,792	18	7,129
Net expenses for the year	3,566	115	4,238	82	8,001
Related to active employees:
Included in the cost of sales	888	61	995	5	1,949
Operating expenses in statement of income	446	38	539	72	1,095
Related to retirees	2,232	16	2,704	5	4,957
Net expenses for the year	3,566	115	4,238	82	8,001

c)	Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Consolidated
	Discount rate				Rate of changes of medical and hospital changes
	Pension Benefits		Medical Benefits		Medical Benefits
	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps
Pension Obligation	(8,739)	10,741	(4,194)	5,188	5,581	(4,564)
Current Service cost and interest cost	(209)	259	(200)	238	704	(564)

d)	Actuarial assumptions
	2017	2016

Discount rate - (real rate)	5.35% (1) / 5.45% (2) / 5.41% (3)	5.74% (1) / 5.69% (2) / 5.72% (3)
Expected Inflation (Brazilian price index - IPCA)	3.96% (1) (2) (3) (4)	4.87% (1) (2) (3)
Nominal discount rate (real rate + inflation)	9.52% (1) / 9.63% (2) / 9.59% (3)	10.89% (1) / 10.84% (2) / 10.87% (3)
Expected salary growth - real rate	1.19% (1) (5) / 2.53% (2) (5)	1.53% (1) (5) / 2.58% (2) (5)
Expected salary growth - nominal (real rate + Inflation)	5.19% (1) (5) / 6.59% (2) (5)	6.47% (1) (5) / 7.57% (2) (5)
Medical plan turnover	0.498% a.a. (6)	0.597% a.a. (6)
Pension plan turnover	Null	Null
Expected changes in medical and hospital costs	11.3% to 4.5% p.a. (7)	13.91% to 4.00% p.a. (7)
Mortality table	EX-PETROS 2013 (both genders) (1) (3) AT-2000 female, smoothed in a 10% coefficient (2))	EX-PETROS 2013 (both genders) (1) (3) AT-2000 female, smoothed in a 10% coefficient (2))
Disability table	American Group (1) (3) American Group smoothed in 40% (2)	TASA 1927 (1) (3) / LIGHT-low (2)
Mortality table for disabled participants	AT-49 male (1) (3) IAPB 1957 strong (2)	AT-49 male amplified in a 10% coefficient (1) (3) IAPB 1957 strong (2)
Age of retirement	Male, 57 years / Female, 56 years (8)	Male, 57 years / Female, 56 years (8)

(1) Petros Plan for Petrobras Group.
(2) Petros 2 Plan.
(3) AMS Plan.
(4) Inflation reflects market projections: 3.96% for 2018 and converging to 4.50% in 2025 onwards.
(5) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(6) Average turnover (only of Petrobras, the sponsor) according to age and employment term.
(7) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.
(8) Except for Petros 2 Plan, for which it was used the eligibility as the rules of the government social security benefits (Regime Geral de Previdência Social - RGPS) and the rules of the Plan.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

e)	Expected maturity analysis of pension and medical benefits
	Consolidated
	2017
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Up to 1 Year	4,944	105	1,334	5	6,388
1 To 2 Years	4,782	102	1,386	3	6,273
2 To 3 Years	4,637	100	1,428	4	6,169
3 To 4 Years	4,512	98	1,467	4	6,081
Over 4 Years	64,093	2,530	30,117	265	97,005
Total	82,968	2,935	35,732	281	121,916

22.6.	Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors other defined contribution pension plans for employees. Contributions paid of R$ 8 in 2017 were recognized in the statement of income.

22.7.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Secretariat of Coordination and Governance of State‐Owned Enterprises (SEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP). The annual goals are based on the results of the following corporate indicators:

•	Maximum permissible levels of crude oil and oil products spill;
•	Lifting cost excluding production taxes in Brazil;
•	Crude oil and NGL production in Brazil;
•	Feedstock processed ‐ excluding NGL ‐ in Brazil,
•	Vessel operating efficiency; and
•	Percentage of compliance with natural gas delivery schedules.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees. However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month salary for each employee added to half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement in force until March 2019.

The consolidated entities Liquigás, FCC and Ibiritermo have specific methodology for their profit sharing computation, negotiated in their own collective bargaining agreement, apart from other consolidated entities of the group.

Although the loss attributable to shareholders of Petrobras recognized for 2017, the annual goals were achieved and, as a result, the company accounted for profit sharing benefits, within other income and expenses, in accordance with clauses of the collective bargaining agreements.

	2017
	Profit Sharing	Tax benefits (34%)	Net effect
Petrobras Group	(455)	155	(300)
Liquigás, FCC and Ibiritermo	(32)	11	(21)
	(487)	166	(321)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

22.8.	Voluntary Separation Incentive Plan

From January 2014 to December 31, 2017, the Company implemented voluntary separation incentive plans (PIDV) as presented below:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(16,441)	(2,801)	257
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,163	(1,678)	(468)	17
Total	21,662	(18,119)	(3,269)	274

As of December 31, 2017 changes in the provision are set out as follows:

	Consolidated
	12.31.2017	12.31.2016
Opening Balance	2,644	777
Enrollments	−	4,117
Revision of provisions	(757)	(35)
Separations in the period	(1,775)	(2,215)
Closing Balance	112	2,644
Current	112	2,644
Non-current	−	−

23.	Equity
23.1.	Share capital (net of share issuance costs)

As of December 31, 2017 and December 31, 2016, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

23.2.	Capital transactions
23.2.1.	Incremental costs directly attributable to the issue of shares

It includes any transaction costs directly attributable to the issue of new shares, net of taxes.

23.2.2.	Change in interest in subsidiaries

It includes any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in interests in subsidiaries that do not result in loss of control of the subsidiary are equity transactions, such as the change in BR Distribuidora, as set out in note 10, which amounted to R$ 1,597, net of tax.

23.3.	Profit reserves
23.3.1.	Legal reserve

It represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

23.3.2.	Statutory reserve

Appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

23.3.3.	Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

The effect of the tax incentives in the north and northeast regions of Brazil from Superintendência de Desenvolvimento do Nordeste (SUDENE) and Superintendência de Desenvolvimento da Amazônia (SUDAM) were not allocated to the tax incentives reserve. However, the impact of tax incentives will be allocated to the tax incentives reserve in future periods, pursuant to Chapter I of Law 12,973/14.

The accumulated amount of tax incentives derived from the statements of income for the period from 2014 to 2017, to be allocated to the tax incentives reserve in upcoming periods, is R$ 129.

23.3.4.	Profit retention reserve

Includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

The accumulated deficit balance of R$ 436 as of December 31, 2017 will be allocated to the profit retention reserve.

23.4.	Other comprehensive income

In 2017, the Company principally recognized as other comprehensive income the following effects:

•

Cumulative translation adjustment gain of R$ 1,782, mainly due to exchange rate differences arising from the translation of these consolidated financial statements to the presentation currency. In addition, the sale of Petrobras Chile and Guarani (see note 10.1) triggered the recycling of cumulative translation adjustments previously recognized in shareholders’ equity to the income statement within other income and expenses, totaling R$ 116.

•	Actuarial gain on defined benefit plans in the amount of R$ 5,312, net of tax.
•

Foreign exchange rate variation gain of R$ 5,276 after taxes and amounts reclassified to the statement of income, recognized in the Company's equity, as a result of its cash flow hedge accounting policy. At December 31, 2017, the cumulative balance of foreign exchange variation losses, net of tax effects, is R$ 19,843 (see note 33.2).

23.5.	Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law. To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value, or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings.

Due to the loss recorded in 2017 and 2016, the Board of Directors did not propose dividend distributions for those years.

23.6.	Earnings per share
	Consolidated and Parent Company
			2017			2016
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted numerator
Loss attributable to shareholders of Petrobras	(254)	(192)	(446)	(8,458)	(6,366)	(14,824)
Basic and diluted denominator
Weighted average number of common and preferred shares outstanding	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted losses per common and preferred share (R$ per share)	(0.03)	(0.03)	(0.03)	(1.14)	(1.14)	(1.14)

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential share in issue.

24.	Sales revenues
	Consolidated		Parent Company
	2017	2016	2017	2016
Gross sales	362,577	357,366	306,796	296,101
Sales taxes (*)	(78,882)	(74,777)	(78,832)	(73,034)
Sales revenues (**)	283,695	282,589	227,964	223,067
Diesel	79,993	88,750	62,711	74,471
Automotive gasoline	53,534	56,540	39,052	43,540
Liquefied petroleum gas	12,786	10,669	11,109	8,966
Jet fuel	10,003	8,931	10,426	9,288
Naphtha	8,410	8,500	8,410	8,500
Fuel oil (including bunker fuel)	4,447	4,068	4,536	3,634
Other oil products	12,053	11,676	10,607	10,074
Subtotal oil products	181,226	189,134	146,851	158,473
Natural gas	16,539	13,801	15,932	13,204
Ethanol, nitrogen products and renewables	12,388	13,024	10,896	10,881
Electricity	11,578	6,773	11,486	6,705
Services and others	2,920	2,838	3,541	4,414
Domestic market	224,651	225,570	188,706	193,677
Exports	41,724	28,910	39,258	29,390
Sales abroad (***)	17,320	28,109	−	−
Foreign market	59,044	57,019	39,258	29,390
Sales revenues (**)	283,695	282,589	227,964	223,067
(*) It includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 29.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports. In 2016, it includes sales revenues from the former subsidiary PESA.

Sales revenues increased in 2017 due to higher revenues in foreign market, reflecting the increase in crude oil volume exported as a result of a higher domestic production, along with the downturn in the sales volume of oil products in the domestic market due to the higher portion of products from importers. The higher international prices of crude oil and oil products were also a contributing factor to the increase in export revenues. This effect was partially offset by operations abroad, especially due to the sale of Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda (PCD).

The decrease in net revenues in the domestic market reflects the downturn in the sales volume of oil products and decrease in diesel and gasoline prices due to the aforementioned higher portion of products from importers.

This decrease was partially offset by: higher average realization prices for other oil products, such as liquefied petroleum gas and jet fuel following the increase in their international prices; higher electricity revenues due to higher thermoelectric dispatches with higher prices in the spot market, as a result of worsen hydrological conditions; and higher natural gas revenues, as a result of higher thermoelectric dispatches with higher prices.

In 2017, there was no customer whose sales revenues expressed 10% or more of the Company’s sales revenues. In 2016, sales from transactions with two customers reached approximately 10% or more of the Company’s sales revenue, totaling R$ 30,156 and R$ 26,743. These sales revenues mainly impacted the Refining, Transportation and Marketing (RT&M) business segment.

As shown in note 6.1, IFRS 15 provisions will govern the accounting treatment for revenues from contracts with customers from January 1, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

25.	Other income and expenses
	Consolidated		Parent Company
	2017	2016	2017	2016
Provision for the class action agreement	(11,198)	−	(9,599)	−
Pension and medical benefits - retirees	(6,116)	(4,956)	(5,710)	(4,722)
Unscheduled stoppages and pre-operating expenses	(5,100)	(6,560)	(4,718)	(6,460)
Gains / (losses) related to legal, administrative and arbitration proceedings	(2,835)	(4,817)	(2,159)	(2,725)
Allowance for impairment of other receivables	(1,382)	(2,225)	(383)	(148)
Institutional relations and cultural projects	(828)	(879)	(654)	(775)
Profit sharing	(487)	−	(393)	−
Health, safety and environment	(224)	(281)	(221)	(276)
Operating expenses with thermoelectric power plants	(214)	(337)	(292)	(332)
Reclassification of cumulative translation adjustments - CTA	(116)	(3,693)	−	−
Provision for debt assumed from suppliers with subcontractors	−	(333)	−	−
Government grants	292	587	46	122
Gain on remeasurement of investment retained with loss of control	698	−	698	−
Voluntary Separation Incentive Plan - PIDV	757	(4,082)	613	(3,647)
Amounts recovered from Lava Jato investigation	814	432	732	430
Gains / (losses) on decommissioning of returned/abandoned areas	1,093	4,864	1,093	4,886
Expenses/Reimbursements from E&P partnership operations	1,189	1,988	1,189	1,988
Ship/Take or Pay agreements	1,737	949	1,666	956
Gains / (losses) on disposal/write-offs of assets (*)	4,825	951	4,565	1,399
Others	(875)	1,467	(1,204)	(403)
Total	(17,970)	(16,925)	(14,731)	(9,707)

(*)Includes returned areas and cancelled projects, gains on the divestment of NTS in the second quarter of 2017 (see note 10.1), as well as losses on materials and supplies in the amount of R$ 972 mainly recognized in the third quarter of 2017 due to revised projects portfolio..

Other income and expenses increased when compared to 2016, mainly due to:

•	higher provision for losses on legal proceedings, mainly impacted by the agreement to settle the class action in the United States;
•	lower gains on decommissioning of returned/abandoned areas due to higher discount rate;
•	higher pension and medical benefit expenses associated with retirees, due to unwinding of discount over an increased net actuarial obligation.

These effects were partially offset by:

•	reversal of provisions relating to the Voluntary Separation Incentive Plan (PIDV) due to cancellation of enrollments in 2017, compared to the PIDV expenses in 2016;
•	lower foreign exchange losses reclassified from shareholders’ equity to results triggered by the sale of certain investees, mainly reflecting the sale of PESA in the third quarter of 2016 (R$ 3,627);
•	gain on sale and write-off of assets, mainly driven by the sale of interests in NTS; and
•	higher amounts recovered from Lava Jato investigation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

26.	Costs and Expenses by nature
	Consolidated		Parent Company
	2017	2016	2017	2016
Raw material and products for resale	(64,102)	(65,864)	(43,470)	(42,210)
Materials, third-party services, freight, rent and other related costs	(60,894)	(52,308)	(61,977)	(58,332)
Depreciation, depletion and amortization	(42,478)	(48,543)	(32,159)	(37,150)
Employee compensation	(28,866)	(34,477)	(23,452)	(28,539)
Production taxes	(25,241)	(16,688)	(25,168)	(15,888)
Provision for the class action agreement	(11,198)	−	(9,599)	0
Other taxes (*)	(5,921)	(2,456)	(4,657)	(1,305)
Unscheduled stoppages and pre-operating expenses	(5,100)	(6,560)	(4,718)	(6,460)
Impairment (losses) / reversals	(3,862)	(20,297)	(3,220)	(11,119)
(Losses) /Gains on legal, administrative and arbitration proceedings	(2,835)	(4,817)	(2,159)	(2,725)
Allowance for impairment of trade receivables	(2,271)	(3,843)	(1,306)	(1,072)
Exploration expenditures written off (includes dry wells and signature bonuses)	(893)	(4,364)	(561)	(3,940)
Institutional relations and cultural projects	(828)	(879)	(654)	(775)
Health, safety and environment	(224)	(281)	(221)	(276)
Reclassification of cumulative translation adjustment	(116)	(3,693)	−	−
Provision for debt acknowledgments of suppliers with subcontractors	−	(333)	−	−
Changes in inventories	421	(1,458)	(373)	(515)
Gain on remeasurement of investment retained with loss of control	698	−	698	−
Amounts recovered from Lava Jato investigation	814	432	732	430
Gains and losses on disposal/write-offs of assets (**)	4,825	951	4,565	1,399
Total	(248,071)	(265,478)	(207,699)	(208,477)

In the Statement of income
Cost of sales	(192,100)	(192,611)	(156,109)	(153,725)
Selling expenses	(14,510)	(13,825)	(18,490)	(17,023)
General and administrative expenses	(9,314)	(11,482)	(6,465)	(8,242)
Exploration costs	(5,921)	(2,456)	(4,657)	(1,305)
Research and development expenses	(2,563)	(6,056)	(2,199)	(5,533)
Other taxes (*)	(1,831)	(1,826)	(1,828)	(1,823)
Impairment	(3,862)	(20,297)	(3,220)	(11,119)
Other income and expenses	(17,970)	(16,925)	(14,731)	(9,707)
Total	(248,071)	(265,478)	(207,699)	(208,477)
(*) It includes the impact of tax settlement programs in the amount of R$ 2,568, mainly recognized in the second quarter of 2017 as set out note in 21.2.
(**) Includes returned areas and cancelled projects, as well as the divestment in NTS as set out in note 10.1.

Decrease in cost of sales reflects:

•	Lower import costs of oil and oil products due to the increase in domestic crude oil share on the processed feedstock and the lower oil product sales volume in the domestic market;
•	Lower import costs of natural gas due to higher share of domestic natural gas on sales mix;
•	Decreased costs from operations abroad mainly attributable to the sale of PESA and PCD; and
•	Decreased depreciation expenses, as a result of impairment of assets recognized in 2016.

These effects were partially offset by:

•	higher production taxes expenses due to the increase in international prices and rise in production of Lula field, which has a higher special participation rate imposed on it; and
•	increased electricity expenses, as a result of higher prices in the spot market.

Selling expenses increased in 2017, mainly due to higher transportation charges by the use of third parties gas pipelines, following the sale of Nova Transportadora do Sudeste (NTS), partially offset by lower impairment of trade and other receivables, primarily relating to companies from the electricity sector, and the effects of the sale of PESA and PCD.

General and administrative expenses decreased in 2017, primarily due to lower personnel expenses, following the separations under the Voluntary Separation Incentive Plan 2014/2016, and to lower expenses with outsourced administrative services.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

27.	Net finance income (expense)
	Consolidated		Parent Company
	2017	2016	2017	2016
Debt interest and charges	(23,570)	(26,955)	(16,619)	(20,523)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(13,184)	(8,971)	(8,269)	(10,550)
Income from investments and marketable securities (Government Bonds)	1,850	1,894	638	664
Financial result on net debt	(34,904)	(34,032)	(24,250)	(30,409)
Capitalized borrowing costs	6,313	5,996	4,607	4,484
Gains (losses) on derivatives	(212)	(375)	12	(66)
Interest income from marketable securities	76	21	1,199	1,046
Unwinding of discount on the provision for decommissioning costs	(2,432)	(2,296)	(2,365)	(2,285)
Other finance expenses and income, net	(2,011)	979	(2,076)	68
Other foreign exchange gains (losses) and indexation charges, net	1,571	2,522	1,013	1,458
Net finance income (expenses)	(31,599)	(27,185)	(21,860)	(25,704)
Income	3,337	3,638	2,917	2,418
Expenses	(23,612)	(24,176)	(17,521)	(18,967)
Foreign exchange gains (losses) and indexation charges	(11,324)	(6,647)	(7,256)	(9,155)
Total	(31,599)	(27,185)	(21,860)	(25,704)
(*) It includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

Net finance expenses increased in 2017, mainly due to:

•

higher foreign exchange losses due to the depreciation of the U.S. dollar against the Euro and the Pound Sterling, as well as the appreciation of the Brazilian Real against the U.S. dollar, over the net exposure of the Company to these currencies;

•	higher finance expenses arisen from the Company’s decision to joint Brazilian federal settlement programs in 2017 (as set out in note 21).

These effects were partially offset by lower financing expenses, due to pre-payment of debts (as set out in note 17).

28.	Supplemental information on statement of cash flows
	Consolidated		Parent Company
	2017	2016	2017	2016
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	2,729	3,297	2,640	2,828

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	427	417	−	−
Finance Leases	277	296	277	355
Provision/(reversals) for decommissioning costs	14,617	3,113	14,367	2,868
Use of deferred tax and judicial deposit for the payment of contingency	1,004	464	916	390
Export pre-payment			22,384	26,429

29.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated assets by Business Segment -12.31.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	25,056	41,912	5,992	213	9,795	90,878	(17,937)	155,909
Non-current assets	453,344	127,015	55,391	413	10,451	30,676	(1,684)	675,606
Long-term receivables	25,206	11,014	7,924	12	3,553	24,772	(1,526)	70,955
Investments	4,727	4,937	2,747	108	16	19	−	12,554
Property, plant and equipment	418,421	110,488	43,767	293	6,158	5,388	(158)	584,357
Operating assets	302,308	96,652	34,999	280	5,300	4,320	(158)	443,701
Under construction	116,113	13,836	8,768	13	858	1,068	−	140,656
Intangible assets	4,990	576	953	−	724	497	−	7,740
Total Assets	478,400	168,927	61,383	626	20,246	121,554	(19,621)	831,515
Consolidated assets by Business Area - 12.31.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,656	101,520	38,659	315	5,389	4,798	(163)	446,174
Under construction	105,401	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663
Total Assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945

Consolidated Statement of Income by Business Segment - 12.31.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	134,737	214,067	39,549	682	88,050	−	(193,390)	283,695
Intersegments	130,195	51,549	9,672	644	1,330	−	(193,390)	−
Third parties	4,542	162,518	29,877	38	86,720	−	−	283,695
Cost of sales	(89,222)	(184,469)	(28,118)	(706)	(81,451)	−	191,866	(192,100)
Gross profit (loss)	45,515	29,598	11,431	(24)	6,599	−	(1,524)	91,595
Income (Expenses)	(11,969)	(11,548)	(2,158)	(72)	(4,047)	(26,408)	231	(55,971)
Selling	(397)	(5,526)	(5,745)	(6)	(3,180)	86	258	(14,510)
General and administrative	(1,049)	(1,461)	(529)	(72)	(874)	(5,328)	(1)	(9,314)
Exploration costs	(2,563)	−	−	−	−	−	−	(2,563)
Research and development	(1,066)	(40)	(83)	−	(2)	(640)	−	(1,831)
Other taxes	(1,633)	(651)	(827)	(21)	(132)	(2,657)	−	(5,921)
Impairment of assets	142	(2,297)	(1,684)	(23)	−	−	−	(3,862)
Other income and expenses	(5,403)	(1,573)	6,710	50	141	(17,869)	(26)	(17,970)
Net income (loss) before financial results and income taxes	33,546	18,050	9,273	(96)	2,552	(26,408)	(1,293)	35,624
Net finance income (expenses)	−	−	−	−	−	(31,599)	−	(31,599)
Results in equity-accounted investments	440	1,411	374	(85)	8	1	−	2,149
Net Income (loss) before income taxes	33,986	19,461	9,647	(181)	2,560	(58,006)	(1,293)	6,174
Income taxes	(11,406)	(6,137)	(3,154)	33	(867)	15,294	440	(5,797)
Net income (loss)	22,580	13,324	6,493	(148)	1,693	(42,712)	(853)	377
Net income (loss) attributable to:
Shareholders of Petrobras	22,453	13,510	6,113	(148)	1,663	(43,184)	(853)	(446)
Non-controlling interests	127	(186)	380	−	30	472	−	823
Net income (loss)	22,580	13,324	6,493	(148)	1,693	(42,712)	(853)	377

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Consolidated Statement of Income by Business Segment - 12.31.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	116,033	217,181	32,809	839	97,101	−	(181,374)	282,589
Intersegments	110,946	59,522	8,638	807	1,461	−	(181,374)	−
Third parties	5,087	157,659	24,171	32	95,640	−	−	282,589
Cost of sales	(86,186)	(167,686)	(23,829)	(919)	(89,563)	−	175,572	(192,611)
Gross profit	29,847	49,495	8,980	(80)	7,538	−	(5,802)	89,978
Expenses	(23,086)	(18,376)	(4,894)	(212)	(7,246)	(19,357)	304	(72,867)
Selling	(510)	(6,430)	(2,651)	(6)	(4,590)	29	333	(13,825)
General and administrative	(1,216)	(1,535)	(716)	(83)	(937)	(6,994)	(1)	(11,482)
Exploration costs	(6,056)	−	−	−	−	−	−	(6,056)
Research and development	(696)	(199)	(62)	(2)	(1)	(866)	−	(1,826)
Other taxes	(295)	(342)	(762)	(10)	(103)	(944)	−	(2,456)
Impairment of assets	(10,700)	(8,090)	(1,217)	(24)	(266)	−	−	(20,297)
Other income and expenses	(3,613)	(1,780)	514	(87)	(1,349)	(10,582)	(28)	(16,925)
Net income (loss) before financial results and income taxes	6,761	31,119	4,086	(292)	292	(19,357)	(5,498)	17,111
Net finance income (expenses)	−	−	−	−	−	(27,185)	−	(27,185)
Results in equity-accounted investments	97	(176)	282	(862)	30	−	−	(629)
Net Income (loss) before income taxes	6,858	30,943	4,368	(1,154)	322	(46,542)	(5,498)	(10,703)
Income taxes	(2,299)	(10,581)	(1,389)	99	(99)	10,058	1,869	(2,342)
Net income (loss)	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)
Net income (loss) attributable to:
Shareholders of Petrobras	4,762	20,594	2,557	(1,055)	220	(38,273)	(3,629)	(14,824)
Non-controlling interests	(203)	(232)	422	−	3	1,789	−	1,779
Net income (loss)	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

In 2017, the Company presented higher income before finance expense, results in equity-accounted investments and income taxes, due to the increase in oil exports and oil products at higher prices, reduction in personnel expenses, gain on the sale of interests in NTS, and the decrease in impairment of assets. Conversely, the agreement to settle the class action in the United States and the adherence to the Brazilian Federal Settlement Programs, important actions to reduce risks and uncertainty, offset the increase in income before finance expense, results in equity-accounted investments and income taxes. Most of the operating segments contributed to this increase.

The gross profit of the Exploration and Production segment increased due to higher oil prices and lower depreciation, partially offset by the increase in production taxes expenses. These factors, together with impairment reversals and lower idleness expenses, resulted in a significative increase in operational performance.

The gross profit of the Refining, Transportation and Marketing segment decreased mainly due to higher cost of sale, influenced by rise in Brent and domestic oil prices, as well as reduction in oil products sales volume in the domestic market. Because of these factors, the operational performance also presented a decrease, although partially offset by reduction in sales expenses, expenses associated to voluntary separation plans and impairment of assets.

The gross profit of the Gas & Power segment increased due to growth of natural gas sales, at higher prices, and increase in the participation of national gas in the sales mix. These factors, combined with the gain on the sale of Company’s interest in NTS, led to an increase in operational performance, although partially offset by increase in impairment of assets.

The gross profit of Distribution segment decreased reflecting the reduction in the sales volumes and market share of oil products, mainly due to the higher participation of third parties and to the decrease in the diesel sales volumes to thermoelectric plants, resulting from the strategy to keep the margins and maximize profitability, which led to a higher sales selectivity. Conversely, the operational performance presented an increase, mainly reflecting the reduction of allowance for impairment of trade receivables, reduction of provisions for legal proceedings, as well as the reversal of expenses with voluntary separation plan, charged in 2016.

30.	Provisions for legal proceedings
30.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) agreement to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Provisions for legal proceedings are set out as follows:

	Consolidated		Parent Company
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Labor claims	4,513	3,995	4,020	3,594
Tax claims	4,065	4,981	2,581	3,241
Civil claims	14,362	1,873	12,190	1,377
Environmental claims	300	194	286	179
Other claims	1	9	−	−
Total	23,241	11,052	19,077	8,391
Current	7,463	−	6,397	−
Non-current	15,778	11,052	12,680	8,391

	Consolidated		Parent Company
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Opening Balance	11,052	8,776	8,391	7,282
Additions	12,726	3,462	10,982	1,630
Use of provision	(1,448)	(2,213)	(1,072)	(1,615)
Accruals and charges	909	1,211	776	1,094
Others	2	(184)	−	−
Closing Balance	23,241	11,052	19,077	8,391

In preparing its financial statements for the period ended December 31, 2017, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

Excluding foreign exchange translation effects (see note 2), the main changes in the provision for legal proceedings in 2017 were primarily attributable to the class action agreement provisioned in the last quarter, to unfavorable court rulings that changed probabilities of outflows of resources relating to certain claims to probable, as well as indexation charges over the balance of provision, as presented below:

30.1.1.	Labor claims

Provision for labor claims increased R$ 518 mainly due to the assessment of court rulings on several labor disputes occurred during this period and to indexation charges over the balance of provision, partially offset by the reversion of a provision made to a claim filed by Sindipetro Norte Fluminense relating to the methodology used to consider overtime into the calculation of paid weekly rest following a favorable decision on the Company’s appeal granted by the Superior Labor Court ("Tribunal Superior do Trabalho - TST").

30.1.2.	Tax claims

Provision for tax claims decreased R$ 916 primarily reflecting the reversion of a provision previously recognized in 2016 with respect to disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation, following the Company’s decision to benefit from the Special Tax Settlement Program (Programa Especial de Regularização Tributária - PRT), as shown in note 21.2.1.

In addition, there were some provisions recognized and reversed during this period due to unfavorable court rulings and the decision to settle them along with the reliefs provided by the PRT, relating to:

•	Disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation, as set out in note 21.2.1; and
•

Deduction of amounts paid to Petros Plan from the taxable profit computation, use of tax benefits over the import of certain equipment and the use of tax loss carry forwards as a deduction from the taxable income computation, as shown in note 21.2.2.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

30.1.3.	Civil claims

Provision for civil claims increased following the agreement to settle the Consolidated Securities Class Action, as set out in note 30.4.1, assessment of court rulings occurred in this period denying the Company’s appeals with respect to production taxes collection over gas production in Urucu field, fines imposed by ANP relating to measurement systems and other civil claims, as well as indexation charges over the balance of provisions.

In addition, there were some provisions recognized and reversed during 2017, due to settlements reached and unfavorable rulings payed and joined to PRD, in respect of:

•	Agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York, as set out in note 30.4.1;
•	Disputes with ANP relating to production taxes over oil and gas production, as set out in note 21.2.3; and
•	Arbitration award against the Company determined by the International Chamber of Commerce on the merits of P-62 construction.
30.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company
Non-current assets	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Tax	10,922	5,875	10,052	5,013
Civil	2,947	3,588	2,842	3,483
Labor	3,998	3,277	3,637	2,989
Environmental	581	275	554	250
Others	17	17	−	−
Total	18,465	13,032	17,085	11,735

	Consolidated		Parent Company
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Opening Balance	13,032	9,758	11,735	8,590
Additions	5,155	3,232	5,044	2,946
Use of provision	(441)	(499)	(343)	(389)
Accruals and charges	721	635	649	588
Others	(2)	(94)	−	−
Closing balance	18,465	13,032	17,085	11,735

In 2017, the Company made judicial deposits in the amount of R$ 5,155, mainly resulting from an unfavorable decision issued by the Regional Federal Court of Rio de Janeiro (Tribunal Regional Federal – TRT/RJ) in October 2017, which respect to withholding income tax on remittances for payments of vessel charters occurred from 1999 to 2002, as set out in note 30.3.

30.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of December 31, 2017, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	12.31.2017	12.31.2016
Tax	129,466	155,882
Labor	23,825	23,547
Civil	31,825	29,491
Environmental	7,787	7,079
Others	−	4
Total	192,903	216,003

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Description of tax matters	Estimate
	12.31.2017	12.31.2016
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status:  In October 2017, the Regional Federal Court (Tribunal Regional Federal - TRF) of the State of Rio de Janeiro ruled that the Company should have paid withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, which have a current debt of R$ 8.8 billion. The legal argument involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The Company joined to the settlement program established by law 13,586/17, which enabled the regularization of administrative and judicial proceedings relating to IRRF from 2008 to 2013, including the tax deficiency notice issued in January 2, 2018, as set out in note 21.2.4.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understand there is a possible likelihood of loss, since there are legal predictions in line with the understanding of the Company, including the mentioned tax deficiency notice.

	43,141	50,446
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: In 2017, the Company received a new tax deficiency notice for not including income from subsidiaries located outside Brazil. This and the other claims involve lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	13,191	10,088
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	11,977	11,000
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level, including a new tax deficiency notice received by the Company.	5,097	3,431

5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,224	2,137
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.

Current status: The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited it to 20% of the payroll and compensation of key management participants in the plan. After assessing the fundamentals of this court ruling, the Company reassessed the probability of outflow of resources with respect to this dispute and estimated it as probable.

The other claims of this item, which have different legal basis, remain with their likelihood of loss as possible, and are in different administrative and judicial stages.

	2,028	7,675
7) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs.
Current status: The likelihood of loss is now considered remote, since the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais - CARF) granted unanimous decisions favorable to the Company in administrative proceedings.	−	20,549
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages. Regarding the absence of a tax document while relocating a rig, there was a definitive decision in favor of the Company, which reduced the balance of this contingent liability.	2,518	5,551

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,933	2,718
Plaintiff: States of RJ, BA and AL Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,519	4,412
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

11) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in different administrative and judicial stages.	4,050	3,642
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
12) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in administrative and judicial stages.	3,595	4,189
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
13) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	3,227	2,739
Plaintiff: States of RJ, SP, ES, BA, PE, MG, RS, AL and SE Finance Departments
14) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,287	1,598
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
15) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,404	2,459
Plaintiff: States of SP, RS and SC Finance Departments
16) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,817	2,696
Plaintiff: States of SP, CE, PB, RJ, BA, PA and AL Finance Departments
17) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,912	1,846
Plaintiff: States of AM, BA, RS and RJ Finance Departments
18) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,481	1,143

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Plaintiff: States of RJ, SP, SE and BA Finance Departments
19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,696	1,321
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL, RN, SP and PR Finance Departments
20) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	941	1,111
Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,108	1,018
22) Other tax matters	14,320	14,113
Total for tax matters	129,466	155,882

Description of labor matters	Estimate
	12.31.2017	12.31.2016
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, PB, SE, AL, RN, CE, PI, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: Awaiting the Superior Labor Court to judge appeals filed by the Company. The judgement on the Company’s collective bargaining agreement is stayed pending the Superior Labor Court decision on the appeal. Due to an unfavorable court decision relating to individual bargaining agreements and favorable court decision relating to collective bargaining agreements, the Company consider the likelihood of loss as possible.	14,940	14,286
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF

2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit of standby work per workday, as well as an 11-hour period for rest between workdays, subject to a daily fine.

Current status: Awaiting the Superior Labor Court to judge appeals filed by the plaintiff.	1,286	1,203
Plaintiff: Sindipetro of ES, RJ, MG, BA, SP, PR, CE, PI, SC, AL, SE and RS

3) Class Actions regarding wage underpayments to certain employees due to expected changes in the methodology used to consider overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than the 1/6 ratio established by Law No. 605/49.

Current status:  The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified, in all of its classes, favorable understanding to the Company's opinion relating to the paid weekly rest, whereas there are TST decisions favorable to the plaintiffs on individual and class actions judged before the mentioned unification. However, two of these class actions, relating to claims filed by SINDIPETRO/MG and SINDIPETRO/NF, had their decisions suspended by the TST, in trial sessions held on September 26, 2017 and February 20, 2018, due to some motions to set aside the judgments proposed by the Company. For this reason and in face of the remote possibility of a reversal on this decision, the likelihood of loss is now considered remote.

	403	1,016
4) Other labor matters	7,196	7,042
Total for labor matters	23,825	23,547

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

Description of civil matters		Estimate
	12.31.2017	12.31.2016
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings. The Company has made judicial deposits on the Lula/Cernanbi and the Baúna/Piracaba fields proceedings for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Parque das Baleias complex proceeding, the Superior Court of Justice ("Superior Tribunal de Justiça - STJ") ruled that is the Chamber of Arbitration which has the responsibility to determine if the claim should be arbitrated or not. On the Tartaruga Verde and Mestiça fields unitization proceeding, the Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction, and authorized this arbitration.  Therefore, the arbitrations on the Lula/Cernambi and Baúna/Piracicaba fields unitization are currently stayed, while the Judiciary states there is no obstacle to continue with the Parque das Baleias complex and the Tartaruga Verde and Mestiça fields arbitrations. The change in the amount relates to the indexation charge and the inclusion of production taxes on the Parque das Baleias complex, which collection is stayed due to judicial and arbitral decision.

	8,711	6,493

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including a misunderstanding about the oil prices used on the calculation of production taxes on Lula field. It also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: In August 2017, the Company had an adverse judicial sentence relating to a fine issued by ANP. Therefore, in the third quarter, several proceedings had the probability of loss considered as probable. However, one claim relating to Lula field had the probability of loss considered as remote, following a favorable decision in administrative stage. The other claims involve lawsuits in different administrative and judicial stages.	5,410	5,437
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.

Current status: The arbitrations are at different stages, with no court ruling at this moment. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações S. A. ("Sete") through communications that failed to disclose the alleged corruption scheme. The District Court of the District of Columbia  partially granted the Company's motion to dismiss. Petrobras entered another motion to dismiss the remaining part of the lawsuit and the proceeding is currently stayed in the first instance due to this appeal. On October 30, 2017, the Company filed a response to EIG's counter-arguments presented in the appeal.

	7,036	5,358
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage. In a recent decision, the Brazilian Judicial Branch did not consider the Company's practices as anti-competitive, supporting previous opinion of the Brazilian Antitrust Regulator (CADE). Thus, the likelihood of loss is now deemed remote.	0	1,875
Plaintiff: Vantage Deepwater Company and Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The merits hearing has been held and the award of the Arbitration Tribunal is expected to be rendered in the first quarter of 2018.	1,323	1,304
6) Other civil matters	9,345	9,024
Total for civil matters	31,825	29,491

Description of environmental matters	Estimate
	12.31.2017	12.31.2016

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal.	3,115	2,786
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,469	1,439
3) Other environmental matters	3,203	2,854
Total for environmental matters	7,787	7,079

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

30.4.	Class action and related proceedings
30.4.1.	Class action and related proceedings in the USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company, Petrobras International Finance Company S.A. (“PifCo”), Petrobras Global Finance B.V. (“PGF,” and collectively with the Company and PifCo, the “Petrobras Defendants”), certain underwriters of debt securities (the “Underwriter Defendants”), among other defendants (the “Defendants”), in the United States District Court for the Southern District of New York (“SDNY” or the “District Court”). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action” or “Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. In sum and substance, the complaints in the Consolidated Securities Class Action asserted claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Securities Act of 1933, as amended (the “Securities Act”), alleging that in the Company’s press releases, filings with the U.S. Securities and Exchange Commission (the “SEC”) and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

In addition to the Consolidated Securities Class Action, 33 lawsuits were filed by individual investors before the same judge in the SDNY, and one was filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Individual Actions”), consisting of allegations similar to those in the Consolidated Securities Class Action.

Between August 2015 and December 2015, the Company and certain other defendants made motions to dismiss the complaints and amended complaints in the Consolidated Securities Class Action and certain of the Individual Actions. Certain, but not all, of the claims were definitively dismissed and others were dismissed but with leave to re-plead. Thus, the actions continued against the Company and other defendants with respect to certain claims. Following the motion to dismiss stage, the complaint that was then considered operative for the subsequent proceedings in the Class Action was the fourth consolidated amended complaint (“FAC”) filed on November 30, 2015 by plaintiff USS, Employees’ Retirement System of the State of Hawaii (“Hawaii”), North Carolina Department of State Treasurer (“North Carolina”) (collectively, “Class Plaintiffs”), and one other plaintiff whose claims were later dismissed.

The judge scheduled a consolidated trial for the Class Action and the Individual Actions to begin on September 19, 2016, except that the judge ordered that any Individual Actions filed in the SDNY after December 31, 2015 would be stayed in all respects until after the completion of the trial. Six of the Individual Actions have been stayed as a result of this order.

On February 2, 2016, the judge granted Class Plaintiffs’ motion for class certification, certifying a class under the Securities Act represented by Hawaii and North Carolina (the “Securities Act Class”) and a class under the Exchange Act represented by USS (the “Exchange Act Class”). The Securities Act Class was defined, in relevant part, as all purchasers who purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in domestic transactions, directly in, pursuant and/or traceable to public offerings on May 15, 2013 and March 11, 2014, and were damaged thereby. The Exchange Act Class was defined, in relevant part, as all purchasers who, between January 22, 2010 and July 28, 2015, purchased or otherwise acquired Petrobras securities, including debt securities issued by PifCo and/or PGF on the New York Stock Exchange or pursuant to other domestic transactions, and were damaged thereby.

On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted the Petrobras Defendants’ (and other defendants’) motion requesting interlocutory appellate review of the District Court’s class certification of the Class Action. The Petrobras Defendants (and other defendants) moved in District Court for a stay of all District Court proceedings, which the district judge denied on June 24, 2016 and, on June 27, 2016, the parties filed motions for summary judgment. The Petrobras Defendants (and other defendants) then moved in the Second Circuit for a stay of all District Court proceedings. On August 2, 2016, the Second Circuit granted the motion to stay all District Court proceedings during the pendency of the appeal.

Between on or about October 21, 2016 and September 13, 2017, Petrobras’ board of directors approved agreements to settle 21 of the Individual Actions (the “Settled Individual Actions”), leaving 13 remaining pending Individual Actions (six of which had been stayed since filed) (the “Pending Individual Actions”). The terms of the settlements for the Settled Individual Actions are confidential and Petrobras denies all allegations of wrongdoing. The settlements are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

Based on the settlements reached in the Settled Individual Actions and advanced stages of negotiations in certain other Pending Individual Actions, the Company charged R$ 1,476 to statement of income as other income and expenses (R$ 261 in 2017 and R$ 1,215 in 2016).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

On July 7, 2017, the Second Circuit vacated, in part, the class certification decision in the Class Action and remanded the case to the District Court for further proceedings. The Second Circuit partially granted the appeal by the Petrobras Defendants (and other defendants), reversing some aspects of the District Court’s ruling and affirming others. Among other issues, the Second Circuit ruled that the district judge failed to consider whether the question of whether the transactions occurred in the United States could be determined through a common set of evidence, and whether, if not, common issues would predominate over individual ones. The effect of the Second Circuit’s decision was to vacate the classes certified by the District Court pending additional proceedings in the District Court on remand.

On July 21, 2017, the Petrobras Defendants (and other defendants) filed a request for rehearing or en banc rehearing with the Second Circuit regarding portions of the Second Circuit’s decision affirming the District Court’s order, which was denied on August 24, 2017.

On November 1, 2017, the Petrobras Defendants (and other defendants) filed a petition for writ of certiorari in the United States Supreme Court appealing the Second Circuit’s decision. On November 3, 2017, the Second Circuit granted the Company’s unopposed motion to stay the mandate, which was filed by Petrobras on August 30, 2017.

At the end of December 2017, the Company signed an agreement to settle the Consolidated Securities Class Action, which is still subject to court approval (the “Class Action Settlement”).

The Class Action Settlement is intended to resolve all pending and prospective claims by purchasers of Petrobras securities in the United States and by purchasers of Petrobras securities that are listed for trading or that clear or settle through the Depository Trust Company in the United States, including the Pending Individual Actions. Under the Class Action Agreement, the parties have agreed to the certification, for settlement purposes only, of a new class defined as all persons who (i) during the time Period between January 22, 2010 and July 28, 2015, inclusive (the “Class Period”), purchased or otherwise acquired Petrobras Securities, including debt securities issued by PifCo and/or PGF, on the New York Stock Exchange or pursuant to other Covered Transactions; and/or (ii) purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in Covered Transactions, directly in, pursuant and/or traceable to a May 13, 2013 public offering registered in the United States and/or a March 10, 2014 public offering registered in the United States before Petrobras made available to its security holders an earnings statement covering a period of at least twelve months beginning after the effective date of the offerings (i.e. before August 11, 2014 in the case of the May 13, 2013 public offering and before May 15, 2015 in the case of the March 10, 2014 public offering). Covered Transactions is defined to mean (i) any transaction in a Petrobras Security listed for trading on the New York Stock Exchange (“NYSE”); (ii) any transaction in a Petrobras Security that cleared or settled through the Depository Trust Company’s book-entry system; or (iii) any transaction in a Petrobras Security that otherwise qualifies as “domestic” under the Supreme Court’s decision in Morrison v. National Australia Bank, 561 U.S. 247 (2010). Excluded from the definition of Covered Transaction are purchases of any Petrobras Security on the Brazilian Stock Exchange (B3).

If approved, the Class Action Settlement eliminates the risk of an adverse judgment which, as Petrobras has previously reported, could have a material adverse effect on the Company and its financial situation, and puts an end to the uncertainties, burdens and costs of protracted litigation.

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay R$ 9,759 (US$ 2,950 million) to resolve claims in two installments of R$ 3,252 (US$ 983 million) and a further installment of R$ 3,255 (US$ 984 million). The first installment was paid on March 1, 2018. The second installment will be paid within 10 days of final approval of the Class Action Settlement. The third installment will be paid by the later of (i) six months after final approval, or (ii) January 15, 2019. Accordingly, the Company charged R$ 11,198 to its statement of income for the last quarter of 2017 as other expenses and income, taking into account the gross up of tax related to the Petrobras’s portion of the settlement.

On January 16, 2018, United States Supreme Court granted a joint motion to defer consideration of Petrobras’ petition for a writ of certiorari, pending final approval of the Class Action Settlement.

A stipulation between the settling parties containing the terms of the Class Action Settlement was submitted to the District Court for preliminary approval. On February 23, 2018, the District Court held a hearing on preliminary approval of the settlement, and subsequently granted preliminary approval on February 28, 2018. Notice will be provided to potential class members who will have an opportunity to opt out of the settlement and make any objections to the District Court, which the District Court will then review.

After the notice and objection period, the District Court is scheduled to hold a hearing on June 4, 2018 to determine whether to grant final approval of the Class Action Settlement. If final approval is not granted by the District Court, or if the settlement does not become final for any other reason, the Company will return to its position prior to the Class Action Settlement and, depending on the outcome of the subsequent litigation, the Company might be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

Individuals are seeking measures against Petrobras in Brazil to annul and/or suspend the Class Action Settlement. No adverse action has been taken to date against the settlement.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The plaintiffs in the Pending Individual Actions will be eligible to participate in the settlement. These plaintiffs will also have the option to opt out of the Class Action Settlement and, if they do, any such actions will continue.

The Pending Individual Actions involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, and analysis by retained experts. Except as set forth above,  the Company is unable to determine at this time whether the plaintiffs in the Pending Individual Actions will determine to participate or not in the Class Action Agreement or to make a reliable estimate of eventual loss, if any, arising from certain Pending Individual Actions if they determine to opt out of the Class Action Agreement.

The Company intends to defend these actions vigorously.

30.4.2.	Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requesting a hearing to discuss some aspects of the case.

On August 23, 2017, a hearing was held at the District Court in Rotterdam to establish the timeframe for proceedings. The next steps are: (i) initial arguments by defendants in November 2017, (ii) the Foundation’s reply in March 2018, and (iii) the oral hearing on June 28, 2018. The Court ruling is expected to be presented in September 2018. Petrobras (and other defendants) presented preliminary defenses in November 29, 2017.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules to this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensation as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato investigation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. Compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors, unless agreements to settle Opt-out Claims occur. The Foundation is not able to demand compensation for damages.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

30.4.3.	Other Related Investor Claims

Petrobras is also currently a party to arbitration and judicial proceedings in Brazil, all of which are currently in their initial stages. In each case, the proceedings were brought by investors that purchased Petrobras’ shares traded in Brazilian Stock Exchange (B3), alleging damages caused by facts uncovered in the Lava Jato Operation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

30.5.	Contingent assets
30.5.1.	Recovery of PIS and COFINS

The Company filed civil lawsuits against the Federal Government claiming to recover PIS and COFINS paid over finance income and foreign exchange variation gains, claiming that paragraph 1 of article 3 of Law No. 9,718/98 is unconstitutional, comprising:

i) PIS: from February 1999 to November 2002; and

ii) COFINS: from February 1999 to January 2004.

The court granted to the Company, in all the lawsuits, the definitive right to recover those taxes, but it requires previous examination and approval by the court of the settlement reports (court-ordered liquidation stage). In 2017, there were a settlement reports issued in favor of the Company relating to the most significant amount to be recovered, however their final approvals of the court are still pending.

As of December 31, 2017, the Company had non-current receivables of R$ 3,212 (R$ 3,193 as of December 31, 2016) related to PIS and COFINS, which are indexed to inflation.

31.	Commitment to purchase natural gas

The Company has an active GSA agreement (Gas Supply Agreement ) entered into with Yacimentos Petroliferos Fiscales Bolivianos – YPFB to purchase certain minimum volumes of natural gas at prices linked to the international fuel oil price through 2019, after which the agreement may be extended until all contracted volume has been delivered.

As of December 31, 2017, the total amount of the GSA for the 2018-2019 period is nearly 22 billion cubic meters of natural gas (equivalent to 30.08 million cubic meters per day) and corresponds to a total estimated value of US$ 3.42 billion. Based on the aforementioned extension clause, the Company foresees an extension of the GSA term to April 2020 on the same volume basis according to current indicators, representing an estimated additional amount of US$ 3.40 billion.

32.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,295 of which R$ 2,904 were still in force at December 31, 2017, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 2,665 and bank guarantees of R$ 239.

33.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of December 31, 2017, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	12.31.2017	12.31.2016	12.31.2017	12.31.2016
Derivatives not designated for hedge accounting
Future contracts - total (*)	(15,561)	(1,866)	(323)	(25)
Long position/Crude oil and oil products	43,862	88,303	−	−	2018
Short position/Crude oil and oil products	(59,423)	(90,169)	−	−	2018
Options - total (*)	−	120	−	−
Call/Crude oil and oil products	−	−	−	−	2018
Put/Crude oil and oil products	−	120	−	−	2018
Forward contracts - total			−	1
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 55	−	1	−	2018
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 78	US$ 15	(1)	1	2018
Swap			346	−
Foreign currency / Cross-currency Swap (**)	GBP 700	−	305	−	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	−	41	−	2034
Derivatives designated for hedge accounting
Swap			−	(34)
Interest - Libor / Fixed rate (**)	US$ 0	US$ 371	−	(34)	−
Total recognized in the Statement of Financial Position			23	(58)
(*) Notional value in thousands of bbl.
(**) Amounts in US$ and GBP are presented in million.

	Gains/(losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	2017	2016	2017	2016	12.31.2017	12.31.2016
Commodity derivatives	(470)	(169)	(30)	−	679	180
Foreign currency derivatives	286	(181)	−	21	(166)	−
Interest rate derivatives	(28)	(24)	13	9	−	−
	(212)	(374)	(17)	30	513	180
Cash flow hedge on exports (***)	(10,067)	(9,935)	7,994	50,262	−	−
Total	(10,279)	(10,309)	7,977	50,292	513	180
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 33.2.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of December 31, 2017 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(793)	(1,585)
Forward contracts	Foreign currency - depreciation BRL x USD	(1)	18	36
		(1)	(775)	(1,549)

(*) The probable scenario was computed based on the following risks: oil and oil products prices - fair value on December 31, 2017; R$ x U.S. Dollar - a 1.8% appreciation of the Real. Source: Focus and Bloomberg.

33.1.	Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. However, derivatives may be used in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met. The use of derivatives in 2017 as hedging instruments aimed to manage the price risk of certain short-term commercial transactions.

33.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions by using natural hedges derived from the business of the Company.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge aforementioned, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and  foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of cash flows from debt obligations (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by debts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that the highly probable future exports for each month and the proportions of cash flows from debt obligations, hedged in individual hedging relationship, an equal in US dollar amount. Only a portion of the Company’s forecast exports are considered highly probable.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports, for foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designate for a new hedge relationship.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The carrying amounts, the fair value as of December 31, 2017, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.3080 exchange rate are set out below:

				Present value of hedging instrument notional value at 12.31.2017
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2018 to December 2027	58,400	193,189

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of December 31, 2016	61,763	201,293
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	21,129	68,252
Exports affecting the statement of income	(3,986)	(12,703)
Principal repayments / amortization	(20,506)	(65,726)
Foreign exchange variation	−	2,073
Amounts designated at December 31, 2017	58,400	193,189

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 65.8%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of December 31, 2017 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2016	(88,320)	30,028	(58,292)
Recognized in shareholders' equity	40,327	(13,711)	26,616
Reclassified to the statement of income - occurred exports	8,819	(2,998)	5,821
Reclassified to the statement of income - exports no longer expected or not occurred	1,116	(379)	737
Balance at December 31, 2016	(38,058)	12,940	(25,118)
Recognized in shareholders' equity	(2,073)	705	(1,368)
Reclassified to the statement of income - occurred exports	10,059	(3,420)	6,639
Reclassified to the statement of income - exports no longer expected or not occurred	8	(3)	5
Balance at December 31, 2017	(30,064)	10,222	(19,842)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP-2018-2022, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of December 31, 2017 is set out below:

	Consolidated
	2018	2019	2020	2021	2022	2023	2024	2025 to 2027	Total
Expected realization	(10,495)	(7,227)	(5,828)	(4,977)	(5,658)	(3,016)	(644)	7,781	(30,064)

IFRS 9 is effective from January 1, 2018 and provides for new requirements for hedge accounting. See note 6 for additional information on impacts of this new accounting standard on the Company’s financial statements.

b)	Cross currency swap – Pounds Sterling x Dollar

In the first quarter of 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company does not expect to settle these swaps before their expiration dates.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

			Consolidated
Financial Instruments	Exposure at 12.31.2017	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	12,513		(219)	3,128	6,257
Liabilities	(209,910)	Dollar/Real	3,680	(52,478)	(104,955)
Cash flow hedge on exports	193,189		(3,387)	48,297	96,595
	(4,208)		74	(1,053)	(2,103)
Liabilities	(316)	Yen/Dollar	1	(79)	(158)
	(316)		1	(79)	(158)
Assets	11	Euro/Real	−	3	6
Liabilities	(87)		2	(22)	(44)
	(76)		2	(19)	(38)
Assets	20,866	Euro/Dollar	(169)	5,217	10,433
Liabilities	(35,038)		284	(8,760)	(17,519)
	(14,172)		115	(3,543)	(7,086)
Assets	7	Pound/Real	−	2	4
Liabilities	(76)		3	(19)	(38)
	(69)		3	(17)	(34)
Assets	10,616	Pound/Dollar	(167)	2,654	5,308
Liabilities	(15,931)		251	(3,983)	(7,966)
Derivative - cross currency swap	5,813		(92)	1,453	2,907
	498		(8)	124	249
Total	(18,343)		187	(4,587)	(9,170)

(*) On December 31, 2017, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 1.8% appreciation of the Real / Japanese Yen x U.S. Dollar - a 0.4% depreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.8% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.6% depreciation of the Pound Sterling / Real x Euro - a 2.6% appreciation of the Real / Real x Pound Sterling - a 3.3% appreciation of the Real. Source: Focus and Bloomberg.

(**) It includes the Class Action provision as set out note 30.4.

33.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

33.4.	Capital management

The Company’s objectives in its capital management is to achieve an adequate level of return on its capital structure in order to safeguard its ability to continue as a going concern, adding value to its shareholders and investors. Its main sources of funding have been cash provided by its operating activities, divestments.

In line with the assumptions in the 2018-2022 Business and Management Plan, the Company does not foresee net proceeds from financing for this period. However, the Company has continually assessed options of funding following its liability management strategy, aiming at improving its debt repayment profile and achieving a lower cost of its debt along with an indebtedness level matching the capital expenditures. In 2017, the total debt decreased 6% and net debt decreased 11%, mainly as a result of repayments of principal and interest, and weighted average maturity of outstanding debt reached 8.62 years at December 31, 2017 (compared to 7.46 years at December 31, 2016).

Net debt is calculated as total debt (short-term debt and long-term debt) less cash, cash equivalents and government bonds from Brazil, U.S.A., Germany and England, as well as time deposits with maturities higher than three months. Adjusted EBITDA is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by results in equity-accounted investments, impairment of assets and reversals, cumulative foreign exchange adjustments reclassified to the income statement and gains and losses on disposal and write-offs of assets. These measures are not defined by the International Financial Reporting Standards – IFRS (non-GAAP measures) and should neither be considered in isolation or as substitutes for profit, indebtedness and cash flow provided by operating activities as defined by the IFRS, nor be compared to those measures of other companies.

	Consolidated
	31.12.2017	31.12.2016
Total debt	361,483	385,784
Cash and cash equivalents	74,494	69,108
Government bonds and time deposits (maturities higher than 3 months)	6,237	2,556
Net debt	280,752	314,120
Adjusted EBITDA	76,557	88,693
Net debt/Adjusted EBITDA ratio	3.67	3.54

The ratio decreased 0.46 p.p. in 2017, due to the agreement to settle the Consolidated Securities Class Action.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The partnership and divestment program for the 2017-2018 period, which foresees US$ 21 billion of proceeds and the Net debt/Adjusted EBITDA ratio reaching 2.5 in 2018, is part of the Company's financial planning, aimed at reducing leverage, preserving cash and prioritizing capital expenditures, primarily in oil and gas production in Brazil in highly productive and profitable areas.

However, this divestment portfolio is dynamic and the occurrence of the transactions depend on business conditions, market conditions and the Company’s continuing assessment of its businesses, due to these reasons the rating conditions for assets available for sale were not fulfilled as set out in note 4.13.

33.5.	Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

33.5.1.	Credit quality of financial assets
a)	Trade and other receivables

Most of the company’s customers have no credit agency ratings. Thus, credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the customer´s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer.

b)	Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor have been impaired, are set out below:

	Consolidated
	Cash and cash equivalents		Marketable securities (*)
	2017	2016	2017	2016
AAA	−	17,004	−	−
AA	2,488	24	2,015	−
A	49,169	37,064	−	−
BBB	2,650	138	−	−
BB	11,797	9,107	−	−
B	12	32	−	−
AAA.br	417	1,217	−	2,848
AA.br	2,707	4,463	−	1
A.br	4,097	−	−	−
BB.br	1,050	−	3,843	−
Other ratings	107	59	−	−
	74,494	69,108	5,858	2,849
(*) It does not include São Martinho’s common shares, as described in note 7.

33.6.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the partnership and divestment program.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2018	2019	2020	2021	2022	2023 and thereafter	12.31.2017	12.31.2016
Principal	18,275	21,732	32,581	42,761	60,148	190,135	365,632	390,227
Interest	20,029	19,336	17,858	15,820	13,233	114,611	200,887	190,352
Total	38,304	41,068	50,439	58,581	73,381	304,746	566,519	580,579

33.7.	Insurance

The Company’s insurance strategy involves acquiring insurance to cover risks that may produce material impacts and to cover risks that are subject to compulsory insurance coverage (pursuant to legal or contractual requirements). The remaining risks are self-insured and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by entering into insurance policies that have deductible clauses up to the equivalent to US$ 180 million.

The main information concerning the insurance coverage outstanding at December 31, 2017 is set out below:

		Amount insured
Assets	Types of coverage	Consolidated	Parent company
Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	513,905	350,187
Tankers and auxiliary vessels	Hulls	11,661	1,449
Fixed platforms, floating production systems and offshore drilling units	Oil risks	113,265	20,445
Total at December 31, 2017		638,831	372,081
Total at December 31, 2016		643,493	388,876

Petrobras does not have loss of earnings insurance or insurance related to automobiles and pipeline networks in Brazil.

34.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability.

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	6,051	−	−	6,051
Foreign currency derivatives	−	346	−	346
Balance at December 31, 2017	6,051	346	−	6,397
Balance at December 31, 2016	2,557	1	−	2,558

Liabilities
Commodity derivatives	(323)	−	−	(323)
Balance at December 31, 2017	(323)	−	−	(323)
Balance at December 31, 2016	(25)	(34)	−	(59)

There are no material transfers between levels for the periods presented.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note 17.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

35.	Subsequent events
35.1.	Second installment of the exploratory block BM-S-8 sale

The production sharing agreement with respect to the Norte de Carcará area, entered into the Brazilian Federal Government, Statoil, Petrogal and Exxon, was made official through the Brazilian Federal Register (official gazette), on February 2, 2018. This fact completes the precedent conditions for the second payment of the exploratory block BM-S-8 sold by the Company in July 2016, in the amount of US$ 300 million.

The company expects to receive this amount before March 31, 2018, and the third installment of this sale, in the amount of US$ 900 million, is still pending certain future events related to the signing of a unitization agreement.

35.2.	Extrajudicial Mediation with Sete Brasil

On March 1, 2018, the Company’s Board of Directors approved the key terms for a possible agreement in the context of the extrajudicial mediation procedure in progress with Sete Brasil Participações S.A. – Under Judicial Recovery (“Sete Brasil”).

The signing of the agreement between Petrobras and Sete Brasil is conditional upon presentation, by Sete Brasil, of an international-class drilling rig operator with experience in deep waters, in accordance with the approval criteria of Petrobras. This agreement is further conditioned to the success in the negotiation and approval, by the relevant bodies of both companies, of the final terms and conditions of the documents necessary to its implementation.

35.3.	Revolving credit facility

On March 7, 2018, the Company entered into a revolving credit facility (RCF) with a syndicate of 17 banks, in the amount of US$ 4.35 billion and maturing in March 2023. The company may use this line of credit up to the month prior to maturity and the maintenance of the limit with the banks will cost 0.51% p.a. In the case of use, funds raised will bear interest at 6M Libor + 1.3% p.a. rate if the Company is investment grade rated at the date of the withdrawal. Otherwise, it will bear interest at 6M Libor + 1.7% p.a. rate.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

Social Balance (unaudited)

	Consolidated
1 - Calculation basis			2017			2016
Consolidated sales revenues (SR)			283,695			282,589
Consolidated net income (loss) before profit sharing and taxes (OI)			6,174			(10,703)
Consolidated gross payroll (GP) (i)			27,164			33,309

		% of			% of
2 - Internal Social Indicators	Amount	GP	SR	Amount	GP	SR
Meal and food	1,039	3.82	0.37	1,095	3.29	0.39
Compulsory payroll charges	5,633	20.74	1.99	5,867	17.61	2.08
Pension	2,451	9.02	0.86	2,349	7.05	0.83
Health Care	2,030	7.47	0.72	1,750	5.25	0.62
Health and Safety	183	0.67	0.06	177	0.53	0.06
Education	283	1.04	0.10	271	0.81	0.10
Culture	1	−	−	1	−	−
Professional training and development	141	0.52	0.05	146	0.44	0.05
Day-care assistance	70	0.26	0.02	72	0.22	0.03
Profit sharing	487	1.79	0.17	−	−	−
Others	67	0.25	0.02	74	0.22	0.03
Total - Internal social indicators	12,385	45.59	4.37	11,802	35.43	4.18

		% of			% of
3 - External Social Indicators	Amount	OI	SR	Amount	OI	SR
Social and environmental	60	0,97	0.02	120	(1.12)	0.04
Culture	61	0,99	0.02	71	(0.66)	0.03
Sport	21	0,34	0.01	50	(0.47)	0.02
Total contributions for the community	142	2,30	0.05	241	(2.25)	0.09
Taxes (excluding payroll charges)	117,313	1,900,11	41.35	104,403	(975.46)	36.95
Total - External social indicators	117,455	1,902,41	41.40	104,644	(977.71)	37.03

		% of			% of
4 - Environmental Indicators	Amount	OI	SR	Amount	OI	SR
Investments related to the Company’s production/operation	2,522	40.85	0.89	3,011	(28.13)	1.07
With respect to establishing “annual goals” for minimizing wastage, input general consumption in production/operation and for increasing efficiency in the use of natural resources, the Company (I):	( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%			( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

Social Balance (continuation)

	Consolidated
5 - Indicators for the staff	2017			2016
Nº of employees at the end of the period			62,703			68,829
Nº of hired people during the period (II)			1,047			2,108
Nº of contracted employees (outsourcing) (III)			117,201			117,555
Nº of student trainees (IV)			987			765
Nº of employees older than 45 (V)			24,082			27,123
Nº of women that work in the Company (V)			10,411			12,030
% of leadership positions held by women (V)			15.4%			14.5%
Nº of black people that work in the Company (VI)			17,491			18,193
% of leadership positions held by Negroes (VII)			22.2%			20.8%
Nº of handicapped workers (VIII)			342			441

6 - Significant information with respect to the exercise of corporate citizenship	2017			Targets 2018
Ratio between the Company’s highest and lowest compensation (IX)			31.8			-
Total number of work accidents (X)			1,322			1,210
The social and environmental projects developed by the Company were defined by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by:	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company:	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the Company:	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from consumers: (XI)	in the Company 94,297	in Procon 144	in court 101	in the Company 11,598	in Procon 34	in court 57
% of claims and criticisms attended or resolved: (XI)	in the Company 80.5%	in Procon 14.6%	in court 19.8%	in the Company 99.5%	in Procon 23.5%	in court 7%
Total value added to distribute (in thousands of R$):	In 2016:		216,014	In 2015:		193,445
Distribution of added value:	54% government 14% employees 0% shareholders 32% third parties 0% retained			55% government 18% employees 0% shareholders 34% third parties -7% retained

7 - Other information
(i) Consisting of salaries, benefits, FGTS, Social Security and other benefits to employees.
I. In 2017, the alert limit for wastage was 179,500 tons, and the Company achieved approximately 112,000 tons.
II. Information of the Petrobras Group, which includes hiring through public selection processes in Brazil, and direct hiring from the Parent Company and its subsidiaries abroad.
III. Reflects only the service providers who work at Petrobras facilities.

IV. Information relating to interns of the Parent Company, Petrobras Distribuidora, Transpetro, Breitener Energética, Breitener Tambaqui, Breitener Jaraqui, Citepe, Gas Brasiliano, Suape, TBG, Termobahia and Termomacaé. Other subsidiaries do not have internship programs.

V. Information relating to employees of the Parent Company, Petrobras Distribuidora, Transpetro, Liquigás, Araucária, Breitener Energética, Breitener Tambaqui, Breitener Jaraqui, Citepe, Gas Brasiliano, Suape, Stratura, TBG, Termobahia, Termomacaé and Petrobras Biocombustível.

VI. Information relating to employees of the Parent Company, Petrobras Distribuidora, Transpetro, Liquigás, Araucária, Breitener Energética, Breitener Tambaqui, Breitener Jaraqui, Citepe, Gas Brasiliano, Suape, Stratura, TBG, Termobahia and Petrobras Biocombustível, who declared to be afro-descendant. For cultural reasons, this information is not able to be obtained in some subsidiaries abroad.

VII. Of the total leadership positions in the Parent Company held by employees who informed their color/race, 22.2% are held by people who declared to be afro-descendant.

VIII. Data obtained through the health records of the Company, from the self-declaration of the employee and medical analysis during the occupational exams. The information of 2017 relates only to Parent Company.

IX. Information of the Parent company.

X. It refers to the number of injured people. There is no specific target for the total number of work accidents. The number presented for 2017 was estimated based on the alert limit established for the TOR and HHER (hours-men of risk exposure) indexes projected for the year.

XI. The information on the Company includes the number of complaints and criticisms received by the Parent Company, Petrobras Distribuidora and Liquigás. The targets for 2017 includes the Parent Company and Liquigás.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

Additional information of general public concern – Law 13,303/16 (unaudited)

On June 30th, 2016 the Brazilian federal government enacted the Law 13,303 providing for new guidelines, rules and procedures applicable to the Company as it is a partially state-owned enterprise.

In compliance with the relevant rule, on June 29, 2017 the Company released the 2016 Annual Letter of Public Policies and Corporate Governance presenting the main information regarding commitments to the achievement of public policy objectives, which are summarized below:

I – Priority Thermoelectric Program – (Programa Prioritário de Termeletricidade- PPT)

On February 24, 2000, the Brazilian federal government enacted the Decree No. 3,371 governing the implementation of thermoelectric power plants in Brazil through the Priority Thermoelectric Program (PPT). The thermoelectric power plants in the scope of this program were entitled to supply natural gas for up to 20 years with a pre-established price indexed to the U.S. inflation. The gas supply for the program, in 2017, generated revenues of approximately R$ 1,121 and costs of R$ 2,314. As of December 31, 2017, the company had three plants in the scope of this program and one of which had its contract terminated in 2018.

II– National Program for Rationalization of the Use of Oil and Gas Products – (Programa Nacional de Racionalização do Uso dos Derivados do Petróleo e do Gás Natural – CONPET)

On February 18, 1991, the Brazilian federal government established the National Program for Rationalization of the Use of Oil and Gas Products (CONPET), which was intended to develop an anti-waste culture in the use of non-renewable natural resources. The Company is also a member of the Brazilian Labeling Program (Programa Brasileiro de Etiquetagem) in partnership with the National Institute of Metrology, Quality and Technology (INMETRO), which goal is to stimulate the production and use of gas appliances and vehicles with lower carbon emission. In 2017, the costs associated with CONPET, expensed by the Company’s budget, were immaterial.

III – Program for the Mobilization of National Oil and Natural Gas Industry – (Programa de Mobilização da Indústria Nacional de Petróleo e Gás Natural – PROMINP)

On December 19, 2003, the Brazilian federal government enacted the Decree 4,945 aiming at promoting enhancing operations of the domestic industry of goods and services, in a competitive and sustainable manner with respect to oil and gas projects in Brazil and abroad. In 2017, this project was discontinued.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

This section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves, and changes in estimated discounted future net cash flows.

The Company, on December 31, 2017, maintains activities in Brazil; South America, which includes Argentina, Colombia and Bolivia; North America, which includes Mexico and the United States of America; and Turkey (others). The equity-accounted investments are comprised of the operations of Petrobras Oil and Gas B.V. (PO&G) in Africa, mainly Nigeria. However, the Company only estimates reserves in Brazil, the United States, Nigeria and Argentina.

a)	Capitalized costs relating to oil and gas producing activities

As set out in note 4.7, the Company uses the successful efforts method of accounting for appraisal and development costs of crude oil and natural gas production. In addition, notes 4.8 and 4.9 presents the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated entities
		Abroad						Equity Method Investees
	Brazil	South America	North America	Africa	Others	Total	Total
December 31, 2017
Unproved oil and gas properties	19,195	361	−	−	−	361	19,556	−
Proved oil and gas properties	318,214	366	15,401	−	−	15,767	333,980	10,369
Support Equipment	284,558	2,005	267	−	1,298	3,570	288,128	19
Gross Capitalized costs	621,966	2,732	15,668	−	1,298	19,698	641,664	10,388
Depreciation, depletion and amortization	(209,213)	(1,666)	(7,334)	−	(39)	(9,040)	(218,253)	(4,257)
Net capitalized costs	412,753	1,065	8,334	−	1,259	10,658	423,411	6,131

December 31, 2016
Unproved oil and gas properties	22,741	376	899	−	−	1,275	24,016	−
Proved oil and gas properties	284,439	288	13,896	−	−	14,184	298,623	9,162
Support Equipment	272,926	1,541	228	−	13	1,782	274,708	20
Gross Capitalized costs	580,106	2,205	15,023	−	13	17,241	597,347	9,182
Depreciation, depletion and amortization	(181,213)	(1,134)	(6,247)	−	(13)	(7,394)	(188,607)	(3,796)
Net capitalized costs	398,893	1,071	8,776	−	−	9,847	408,740	5,386

December 31, 2015
Unproved oil and gas properties	26,239	520	1,547	−	−	2,067	28,306	−
Proved oil and gas properties	276,544	7,872	16,037	−	−	23,909	300,453	11,318
Support Equipment	276,972	4,164	256	−	16	4,436	281,408	345
Gross Capitalized costs	579,755	12,556	17,840	−	16	30,412	610,167	11,663
Depreciation, depletion and amortization	(159,173)	(7,955)	(6,146)	−	(16)	(14,117)	(173,290)	(5,006)
Net capitalized costs	420,582	4,601	11,694	−	−	16,295	436,877	6,657

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

b)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated							Equity Method Investees
	Brazil	Abroad					Total
		South America	North America	Africa	Others	Total
December 31, 2017
Acquisition costs:
Proved	−	−	−	−	−	−	−	−
Unproved	2,932	−	−	−	−	−	2,932	−
Exploration costs	3,905	106	14	−	−	121	4,026	12
Development costs	36,898	75	734	−	−	809	37,707	939
Total	43,735	181	748	−	−	930	44,665	951

December 31, 2016
Acquisition costs:
Proved	−	347	−	−	−	347	347	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	5,127	155	21	−	4	180	5,307	16
Development costs	42,342	622	523	−	−	1,145	43,487	1,374
Total	47,469	1,124	544	−	4	1,672	49,141	1,390

December 31, 2015
Acquisition costs:
Proved	−	−	−	−	−	−	−	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	9,989	179	275	−	−	454	10,443	34
Development costs	47,906	1,486	1,310	−	−	2,796	50,702	1,420
Total	57,895	1,665	1,585	−	−	3,250	61,145	1,454

c)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2017, 2016 and 2015 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

	Consolidated entities
		Abroad						Equity Method Investees
	Brazil	South America	North America	Africa	Others	Total	Total
December 31, 2017

Net operation revenues:
Sales to third parties	1,538	687	2,317	−	−	3,004	4,542	1,423
Intersegment	130,194	1	−	−	−	1	130,195	−
	131,732	688	2,317	−	−	3,005	134,737	1,423
Production costs	(57,160)	(228)	(520)	−	−	(748)	(57,908)	(164)
Exploration expenses	(2,199)	(119)	(245)	−	−	(364)	(2,563)	5
Depreciation, depletion and amortization	(30,220)	(141)	(963)	−	(25)	(1,129)	(31,349)	(394)
Impairment of oil and gas properties	556	(43)	(371)	−	−	(414)	142	−
Other operating expenses	(8,174)	(40)	(410)	−	(889)	(1,339)	(9,513)	(61)
Results before income tax expenses	34,535	117	(192)	−	(914)	(989)	33,546	809
Income tax expenses	(11,742)	(40)	65	−	311	336	(11,406)	(316)
Results of operations (excluding corporate overhead and interest costs)	22,793	77	(127)	−	(603)	(653)	22,140	493

December 31, 2016

Net operation revenues:
Sales to third parties	2,363	776	1,948	−	−	2,724	5,087	1,165
Intersegment	109,101	1,845	−	−	−	1,845	110,946	96
	111,464	2,621	1,948	−	−	4,569	116,033	1,261
Production costs	(48,162)	(1,119)	(464)	−	−	(1,583)	(49,745)	(171)
Exploration expenses	(5,533)	(115)	(404)	−	(4)	(523)	(6,056)	(13)
Depreciation, depletion and amortization	(34,958)	(349)	(1,150)	−	−	(1,499)	(36,457)	(520)
Impairment of oil and gas properties	(10,134)	(418)	(148)	−	−	(566)	(10,700)	−
Other operating expenses	(5,425)	(347)	(634)	−	77	(904)	(6,329)	(84)
Results before income tax expenses	7,252	273	(852)	−	73	(506)	6,746	473
Income tax expenses	(2,466)	(162)	(1)	−	45	(118)	(2,584)	(330)
Results of operations (excluding corporate overhead and interest costs)	4,786	111	(853)	−	118	(624)	4,162	143

December 31, 2015

Net operation revenues:
Sales to third parties	2,076	1,002	1,949	−	−	2,951	5,027	1,853
Intersegment	108,846	3,225	−	−	−	3,225	112,071	62
	110,922	4,227	1,949	−	−	6,176	117,098	1,915
Production costs	(53,863)	(1,853)	(629)	−	−	(2,482)	(56,345)	(698)
Exploration expenses	(5,262)	(66)	(1,139)	−	−	(1,205)	(6,467)	(110)
Depreciation, depletion and amortization	(24,735)	(1,005)	(823)	−	−	(1,828)	(26,563)	(624)
Impairment of oil and gas properties	(35,739)	(796)	(1,757)	−	−	(2,553)	(38,292)	(1,077)
Other operating expenses	(6,581)	182	(352)	−	(618)	(788)	(7,369)	(166)
Income before income tax expenses	(15,258)	689	(2,751)	−	(618)	(2,680)	(17,938)	(760)
Income tax expenses	5,188	(261)	5	−	53	(203)	4,985	(286)
Results of operations (excluding corporate overhead and interest costs)	(10,070)	428	(2,746)	−	(565)	(2,883)	(12,953)	(1,046)

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

d)	Reserve quantities information

As presented in note 5.1, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time. Reserves estimate involves a high degree of judgment and complexity and its application affects different items of these Financial Statements.

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2017, 2016 and 2015 are shown in the following table. Proved reserves are estimated by the Company’s reservoir geoengineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves and are named proved undeveloped reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to changes as additional information becomes available.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

		Abroad
Proved developed and undeveloped reserves - Consolidated Entities	Crude oil in Brazil(*)	South America	North America	Africa	Total of crude oil abroad	Synthetic oil in Brazil	Total
Reserves at December 31, 2014	10,850.9	66.5	119.9	-	186.5	7.9	11,045.1
Revisions of previous estimates	(1,968.9)	(3.5)	(18.1)	-	(21.6)	0.1	(1,990.4)
Extensions and discoveries	407.1	4.8	-	-	4.8	-	411.9
Improved Recovery	0.4	0.7	-	-	0.7	-	1.1
Sales of reserves	(2.3)	(4.5)	-	-	(4.5)	-	(6.8)
Purchases of reserves	-	-	-	-	-	-	−
Production for the year	(743.1)	(11.7)	(11.2)	-	(22.8)	(1.0)	(767.0)
Reserves at December 31, 2015	8,544.1	52.3	90.6	-	142.9	6.9	8,693.9
Revisions of previous estimates	179.5	0.1	17.9	-	18.0	0.8	198.4
Extensions and discoveries	87.8	-	-	-	-	-	87.8
Improved Recovery	-	-	-	-	-	-	−
Sales of reserves	-	(46.6)	-	-	(46.6)	-	(46.6)
Purchases of reserves	-	0.7	-	-	0.7	-	0.7
Production for the year	(748.5)	(5.7)	(12.1)	-	(17.8)	(0.9)	(767.2)
Reserves at December 31, 2016	8,063.0	0.8	96.4	-	97.3	6.8	8,167.1
Revisions of previous estimates	649.3	0.3	31.4	-	31.7	0.2	681.1
Extensions and discoveries	69.1	0.3	-	-	0.3	-	69.4
Improved Recovery	212.7	-	-	-	-	-	212.7
Sales of reserves	-	-	-	-	-	-	-
Purchases of reserves	-	-	-	-	-	-	-
Production for the year	(744.6)	(0.2)	(13.2)	-	(13.4)	(1.0)	(759.0)
Reserves at December 31, 2017	8,249.4	1.2	114.6	-	115.8	6.0	8,371.3

* In 2017, it includes 263.7 million barrels related to assets held for sale.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.
Apparent differences in the sum of installments are due to rounding

		Abroad
Proved developed and undeveloped reserves - Equity Method Investees	Crude Oil abroad	South America	North America	Africa	Total of crude oil abroad	Brazil's Synthetic Oil	Total
Reserves at December 31, 2014	-	18.0	-	54.1	72.1	-	72.1
Revisions of previous estimates	-	(2.2)	-	5.2	3.1	-	3.1
Improved Recovery	-	-	-	16.2	16.2	-	16.2
Sales of reserves	-	-	-	-	-	-	-
Production for the year	-	(1.2)	-	(9.7)	(10.9)	-	(10.9)
Reserves at December 31, 2015	-	14.6	-	65.8	80.4	-	80.4
Revisions of previous estimates	-	-	-	11.9	11.9	-	11.9
Improved Recovery	-	-	-	-	-	-	-
Sales of reserves	-	(14.1)	-	-	(14.1)	-	(14.1)
Production for the year	-	(0.5)	-	(8.7)	(9.2)	-	(9.2)
Reserves at December 31, 2016	-	-	-	69.0	69.0	-	69.0
Revisions of previous estimates	-	-	-	2.6	2.6	-	2.6
Improved Recovery	-	-	-	-	-	-	-
Sales of reserves	-	-	-	-	-	-	-
Production for the year	-	-	-	(8.2)	(8.2)	-	(8.2)
Reserves at December 31, 2017	-	-	-	63.4	63.4	-	63.4

Apparent differences in the sum of installments are due to rounding

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

		Abroad
Proved developed and undeveloped reserves - Consolidated Entities	Natural Gas in Brazil(*)	South America	North America	Africa	Total Natural Gas Abroad	Brazil's Synthetic Gas	Total
Reserves at December 31, 2013	11,170.3	730.8	180.0	-	910.8	10.6	12,091.5
Revisions of previous estimates	(1,178.3)	16.8	(17.0)	-	(0.2)	0.2	(1,178.3)
Extensions and discoveries	417.6	74.6	-	-	74.6	-	492.2
Improved Recovery	0.2	27.7	-	-	27.7	-	27.9
Sales of reserves	(1.3)	(90.2)	-	-	(90.2)	-	(91.5)
Purchases of reserves	-	-	-	-	-	-	−
Production for the year	(820.8)	(79.2)	(24.5)	-	(103.7)	(1.4)	(925.9)
Reserves at December 31, 2014	9,587.7	680.5	138.5	-	819.1	9.3	10,416.1
Revisions of previous estimates	(476.2)	22.9	(19.3)	-	3.6	1.2	(471.4)
Extensions and discoveries	92.1	-	-	-	-	-	92.1
Improved Recovery	0.1	-	-	-	-	-	0.1
Sales of reserves	-	(631.9)	-	-	(631.9)	-	(631.9)
Purchases of reserves	-	93.3	-	-	93.3	-	93.3
Production for the year	(809.7)	(50.9)	(32.1)	-	(82.9)	(1.4)	(894.0)
Reserves at December 31, 2015	8,394.0	113.9	87.2	-	201.1	9.2	8,604.3
Revisions of previous estimates	(81.5)	19.5	(24.9)	-	(5.5)	0.1	(86.9)
Extensions and discoveries	37.4	41.0	-	-	41.0	-	78.4
Improved Recovery	204.2	-	-	-	-	-	204.2
Sales of reserves	-	-	-	-	-	-	-
Purchases of reserves	-	-	-	-	-	-	-
Production for the year	(877.9)	(14.2)	(21.3)	-	(35.5)	(1.2)	(914.6)
Reserves at December 31, 2017	7,676.1	160.2	40.9	-	201.1	8.1	7,885.3

* In 2017, it includes 173.7 billion cubic feet related to assets held for sale.

Natural gas production volumes used in this table are the net volumes withdrawn from our proved reserves, including fuel gas consumed in operations and excluding reinjected gas. Our disclosure of proved gas reserves also includes fuel gas volumes, which represent 33% of our total proved reserves of natural gas in 2017.

Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.
Apparent differences in the sum of installments are due to rounding

		Abroad
Proved developed and undeveloped reserves - Equity Method Investees	Natural Gas in Brazil	South America	North America	Africa	Total Natural Gas Abroad	Brazil's Synthetic Gas	Total
Reserves at December 31, 2014	-	27.6	-	19.3	46.9	-	46.9
Revisions of previous estimates	-	(10.4)	-	(2.7)	(13.1)	-	(13.1)
Sales of reserves	-	-	-	-	-	-	-
Production for the year	-	(0.3)	-	-	(0.3)	-	(0.3)
Reserves at December 31, 2015	-	16.9	-	16.6	33.5	-	33.5
Revisions of previous estimates	-	-	-	(4.1)	(4.1)	-	(4.1)
Sales of reserves	-	(16.8)	-	-	(16.8)	-	(16.8)
Production for the year	-	(0.1)	-	-	(0.1)	-	(0.1)
Reserves at December 31, 2016	-	-	-	12.5	12.5	-	12.5
Revisions of previous estimates	-	-	-	5.7	5.7	-	5.7
Sales of reserves	-	-	-	-	-	-	-
Production for the year	-	-	-	(0.9)	(0.9)	-	(0.9)
Reserves at December 31, 2017	-	-	-	17.3	17.3	-	17.3

Apparent differences in the sum of installments are due to rounding

Natural gas production volumes used in this table are the net volumes withdrawn from our proved reserves, including fuel gas consumed in operations and excluding reinjected gas. Our disclosure of proved gas reserves also includes fuel gas volumes, which represent 100% of our total proved reserves of natural gas.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

The tables below summarizes information about the changes in total proved reserves of crude oil and natural gas, in millions of barrels of oil equivalent, in our consolidated entities and non consolidated affiliate for 2017, 2016 and 2015:

					Abroad
Proved developed and undeveloped reserves	Oil equivalent in Brazil(*)	South America	North America	Africa	Total oil equivalent abroad	Total synthetic oil equivalent in Brazil	Total for all products
Reserves at December 31, 2013	12,712.6	188.3	150.1	−	338.3	9.6	13,060.7
Revisions of previous estimates	(2,165.3)	(0.7)	(20.9)	-	(21.6)	0.1	(2,187.1)
Extensions and discoveries	476.7	17.2	-	-	17.2	-	494.0
Improved Recovery	0.4	5.3	-	-	5.3	-	5.8
Sales of reserves	(2.5)	(19.5)	-	-	(19.5)	-	(22.0)
Purchases of reserves	-	-	-	-	-	-	-
Production for the year	(879.9)	(24.9)	(15.3)	-	(40.2)	(1.3)	(921.3)
Reserves at December 31, 2014	10,142.1	165.7	113.7	-	279.4	8.5	10,430.0
Revisions of previous estimates	100.2	3.9	14.7	-	18.6	1.0	119.8
Extensions and discoveries	103.2	-	-	-	-	-	103.2
Improved Recovery	-	-	-	-	-	-	-
Sales of reserves	-	(151.9)	-	-	(151.9)	-	(151.9)
Purchases of reserves	-	16.3	-	-	16.3	-	16.3
Production for the year	(883.4)	(14.2)	(17.4)	-	(31.6)	(1.2)	(916.2)
Reserves at December 31, 2015	9,462.0	19.8	111.0	-	130.8	8.3	9,601.1
Revisions of previous estimates	635.7	3.5	27.2	-	30.7	0.2	666.6
Extensions and discoveries	75.4	7.1	-	-	7.1	-	82.5
Improved Recovery	246.7	-	-	-	-	-	246.7
Sales of reserves	-	-	-	-	-	-	-
Purchases of reserves	-	-	-	-	-	-	-
Production for the year	(891.0)	(2.6)	(16.7)	-	(19.3)	(1.2)	(911.4)
Reserves at December 31, 2017	9,528.8	27.9	121.5	-	149.3	7.4	9,685.5
* In 2017, it includes 292.7 million barrels of oil equivalent related to assets held for sale.
Apparent differences in the sum of installments are due to rounding.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

		Abroad
Proved developed and undeveloped reserves - Equity Method Investees	Oil equivalent in Brazil	South America	North America	Africa	Total oil equivalent abroad	Total synthetic oil equivalent in Brazil	Total for all products
Reserves at December 31, 2014	-	22.6	-	57.3	79.9	-	79.9
Revisions of previous estimates	-	(3.9)	-	4.8	0.9	-	0.9
Improved Recovery	-	-	-	16.2	16.2	-	16.2
Sales of reserves	-	-	-	-	-	-	-
Production for the year	-	(1.3)	-	(9.7)	(11.0)	-	(11.0)
Reserves at December 31, 2015	-	17.4	-	68.6	86.0	-	86.0
Revisions of previous estimates	-	-	-	11.2	11.2	-	11.2
Improved Recovery	-	-	-	-	-	-	-
Sales of reserves	-	(16.9)	-	-	(16.9)	-	(16.9)
Production for the year	-	(0.5)	-	(8.7)	(9.2)	-	(9.2)
Reserves at December 31, 2016	-	0.0	-	71.1	71.1	-	71.1
Revisions of previous estimates	-	-	-	3.5	3.5	-	3.5
Improved Recovery	-	-	-	-	-	-	-
Sales of reserves	-	-	-	-	-	-	-
Production for the year	-	-	-	(8.3)	(8.3)	-	(8.3)
Reserves at December 31, 2017	-	-	-	66.3	66.3	-	66.3
Apparent differences in the sum of installments are due to rounding.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

		Abroad
Proved developed and undeveloped reserves -Consolidated and Equity Method Investees	Oil equivalent in Brazil (*)	South America	North America	Africa	Total oil equivalent abroad	Total synthetic oil equivalent in Brazil	Total for all products
Reserves at December 31, 2014	12,712.6	211.0	150.1	57.3	418.4	9.6	13,140.6
Revisions of previous estimates	(2,165.3)	(4.6)	(20.9)	4.8	(20.8)	0.1	(2,186.2)
Extensions and discoveries	476.7	17.2	-	-	17.2	-	493.9
Improved Recovery	0.4	5.3	-	16.2	21.5	-	21.9
Sales of reserves	(2.5)	(19.5)	-	-	(19.5)	-	(22.0)
Purchases of reserves	-	-	-	-	-	-	-
Production for the year	(879.9)	(26.2)	(15.3)	(9.7)	(51.2)	(1.3)	(932.3)
Reserves at December 31, 2015	10,142.1	183.1	113.7	68.6	365.4	8.5	10,516.0
Revisions of previous estimates	100.2	3.9	14.7	11.2	29.8	1.0	131.0
Extensions and discoveries	103.2	-	-	-	-	-	103.2
Improved Recovery	-	-	-	-	-	-	-
Sales of reserves	-	(168.8)	-	-	(168.8)	-	(168.8)
Purchases of reserves	-	16.3	-	-	16.3	-	16.3
Production for the year	(883.4)	(14.7)	(17.4)	(8.7)	(40.8)	(1.2)	(925.4)
Reserves at December 31, 2016	9,462.0	19.8	111.0	71.1	201.8	8.3	9,672.2
Revisions of previous estimates	635.7	3.5	27.2	3.5	34.3	0.2	670.1
Extensions and discoveries	75.4	7.1	-	-	7.1	-	82.5
Improved Recovery	246.7	-	-	-	-	-	246.7
Sales of reserves	-	-	-	-	-	-	-
Purchases of reserves	-	-	-	-	-	-	-
Production for the year	(891.0)	(2.6)	(16.7)	(8.3)	(27.7)	(1.2)	(919.8)
Reserves at December 31, 2017	9,528.8	27.9	121.5	66.3	215.6	7.4	9,751.7
Apparent differences in the sum of installments are due to rounding.
* In 2017, it includes 292.7 million barrels of oil equivalent

In 2017, we incorporated 670.1 million boe of proved reserves by revising of previous estimates, including 355.4 million boe due to economic revisions, mainly due to the increase in prices, and 314.7 million boe due to technical revisions, mainly due to better than forecasted behavior from reservoirs, in the pre-salt layer of Santos and Campos basins, both in Brazil.

In addition, we added 246.7 million boe in our proved reserves resulting from positive responses from improved recovery (water injection), and added 82.5 million boe in our proved reserves due to extensions and discoveries, mainly in the pre-salt layer of Santos basin.

Considering a production of 919.8 million boe in 2017, the company total proved reserves resulted in 9,751.7 million boe. This 919.8 million boe production does not consider the production of Extended Well Tests (EWTs) in exploratory blocks and production in Bolivia, since the Bolivian Constitution prohibits the disclosure and registration of its reserves.

In 2016, we incorporated 103 million boe of proved reserves from extensions and discoveries in Brazil (Santos Basin), and we added 131 million boe to our proved reserves due to revisions of previous estimates, as a result of drilling of new production development wells and better reservoir response in onshore and offshore post-salt fields, in Brazil and the USA, and as result of positive answers from the reservoirs, recovery mechanisms (water injection) and operating efficiency of production systems in operation, as well as the growing drilling activities and tie-back activities, in the pre-salt layer of Santos and Campos Basins.

We reduced 169 mmboe of our proved reserves due to sales of minerals in situ and increased 16 mmboe in our proved reserves due to purchases of minerals in situ, resulting in a net effect of a decrease of 153 mmboe in our proved reserves. The net result of these additions and disposals, excluding production, was an increase of 81 mmboe to our proved reserves in 2016. Considering a production of 925 mmboe in 2016, our decrease of proved reserves was 844 mmboe.

In 2015, our proved reserves decreased by 2,186 mmboe due to revisions of previous estimates, mostly as result of the decrease in oil prices during fiscal year of 2015, and decreased by 22 mmboe due to sales of proved reserves. This decrease was partially offset by the incorporation of 494 mmboe of proved reserves from discoveries of new accumulations and extensions in Brazil, specifically in the Santos, Campos and Espírito Santo Basins, and in Argentina, in the Neuquina Basin, and the incorporation of 22 mmboe due to improved recovery. The net result (excluding production) was a decrease of 1,692 mmboe in our proved reserves in 2015. Considering a production of 932 mmboe in 2015, our net decrease of proved reserves was 2,625 mmboe.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

	2017				2016				2015
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions cubic feet)		(millions of barrels)		(billions cubic feet)		(millions of barrels)		(billions cubic feet)
Net proved developed reserves:
Consolidated Entities
Brazil	4,282.2	6.0	4,515.9	8.1	4,250.1	6.8	5,034.2	9.2	4,266.5	6.9	5,320.5	9.3
South America	0.7	−	56.7	−	0.5	-	33.7	-	39.7	-	366.3	-
North America	72.1	−	24.2	−	79.6	-	83.6	-	53.6	-	122.5	-
Abroad	72.8	−	80.9	−	80.1	-	117.3	-	93.4	-	488.8	-
Total Consolidated Entities	4,355.0	6.0	4,596.8	8.1	4,330.2	6.8	5,151.5	9.2	4,359.8	6.9	5,809.3	9.3

Nonconsolidated Entities
South America	−	−	−	−	-	-	-	-	6.6	-	8.0	-
Africa	29.6	−	9.3	−	32.5	-	8.6	-	28.0	-	10.4	-
Others	−	−	−	−	-	-	-	-	-	-	-	-
Abroad	29.6	−	9.3	−	32.5	-	8.6	-	34.7	-	18.4	-
Total Nonconsolidated Entities	29.6	−	9.3	−	32.5	-	8.6	-	34.7	-	18.4	-
Total Consolidated and Nonconsolidated Entities	4,384.6	6.0	4,606.0	8.1	4,362.7	6.8	5,160.1	9.2	4,394.5	6.9	5,827.7	9.3

Net proved undeveloped reserves:
Consolidated Entities
Brazil	3,967.2	−	3,160.2	−	3,812.9	-	3,359.7	-	4,277.7	-	4,267.2	-
South America	0.5	−	103.5	−	0.3	-	80.2	-	12.5	-	314.2	-
North America	42.6	−	16.7	−	16.8	-	3.6	-	37.0	-	16.0	-
Abroad	43.0	−	120.2	−	17.1	-	83.8	-	49.5	-	330.3	-
Total Consolidated Entities	4,010.2	−	3,280.5	−	3,830.0	-	3,443.6	-	4,327.2	-	4,597.5	-

Nonconsolidated Entities
South America	−	−	−	−	-	-	-	-	7.9	-	8.9	-
Africa	33.8	−	8.0	−	36.5	-	3.9	-	37.8	-	6.2	-
Abroad	33.8	−	8.0	−	36.5	-	3.9	-	45.7	-	15.1	-
Total Nonconsolidated Entities	33.8	−	8.0	−	36.5	-	3.9	-	45.7	-	15.1	-
Total Consolidated and Nonconsolidated Entities	4,044.0	−	3,288.5	−	3,866.5	-	3,447.5	-	4,372.9	-	4,612.6	-

* In 2017, it includes 191.9 million barrels of oil equivalent and 131.8 billion cubic feet related to assets held for sale
** In 2017, it includes 71.9 million barrels of oil equivalent and 41.9 billion cubic feet related to assets held for sale.
Apparent differences in the sum of installments are due to rounding.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

e)	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas.

Estimated future cash inflows from production in Brazil are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements existing at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost, assuming continuing economic conditions. Estimated future income taxes (including future social contributions on net income - CSLL) are calculated by applying appropriate year-end statutory tax rates. The amounts presented as future income taxes expenses reflect allowable deductions considering statutory tax rates. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

Information relating to the standardized measure of discounted future net flows, presented originally in U.S. dollars in Form 20-F of the SEC, were converted to reais for these financial statements. Therefore, in order to maintain consistency with the criteria used in measuring the estimates of future cash flows, as described above, the Exchange rate used for converting each period follows the average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Exchange differences arising from translation are shown as cumulative translation adjustments in the following tables.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

	Consolidated entities					Equity Method Investees
	Brazil(**)	Exterior			Total
		South America	North America	Total Abroad
December 31, 2017
Future cash inflows	1,400,992	2,912	17,107	20,019	1,421,011	11,127
Future production costs	(679,781)	(1,314)	(7,311)	(8,625)	(688,406)	(2,734)
Future development costs	(149,113)	(469)	(2,071)	(2,540)	(151,653)	(1,671)
Future income tax expenses	(201,304)	(284)	(273)	(558)	(201,862)	(1,082)
Undiscounted future net cash flows	370,794	844	7,452	8,296	379,090	5,640
10 percent midyear annual discount for timing of estimated cash flows*	(167,574)	(441)	(2,256)	(2,697)	(170,271)	(1,513)
Standardized measure of discounted future net cash flows	203,220	404	5,196	5,599	208,819	4,127

December 31, 2016
Future cash inflows	1,260,888	2,116	13,437	15,553	1,276,441	10,407
Future production costs	(738,852)	(843)	(7,597)	(8,440)	(747,292)	(3,839)
Future development costs	(149,444)	(425)	(1,875)	(2,300)	(151,744)	(2,481)
Future income tax expenses	(163,121)	(229)	(141)	(370)	(163,491)	(808)
Undiscounted future net cash flows	209,471	619	3,824	4,443	213,914	3,279
10 percent midyear annual discount for timing of estimated cash flows*	(88,016)	(274)	(898)	(1,172)	(89,188)	(1,221)
Standardized measure of discounted future net cash flows	121,455	345	2,926	3,271	124,726	2,058

December 31, 2015
Future cash inflows	1,524,183	21,563	15,560	37,123	1,561,306	12,995
Future production costs	(844,332)	(10,434)	(8,847)	(19,281)	(863,613)	(4,629)
Future development costs	(215,751)	(3,481)	(3,272)	(6,753)	(222,504)	(4,050)
Future income tax expenses	(202,433)	(1,736)	(76)	(1,812)	(204,245)	(1,151)
Undiscounted future net cash flows	261,667	5,912	3,365	9,277	270,944	3,165
10 percent midyear annual discount for timing of estimated cash flows*	(120,677)	(1,939)	(488)	(2,427)	(123,104)	(1,480)
Standardized measure of discounted future net cash flows	140,990	3,973	2,877	6,850	147,840	1,685

*Semiannual capitalization
**Includes the amount of R$ 5,649 relating to assets classified as held for sale in 2017.
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Petróleo Brasileiro S.A. – Petrobras Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

	Consolidated					Equity Method Investees
	Brazil(*)	Abroad			Total
		South America	North America	Total Abroad
Balance at January 1, 2017	121,455	346	2,925	3,271	124,726	2,058
Sales and transfers of oil and gas, net of production cost	(74,716)	(192)	(1,798)	(1,990)	(76,706)	(832)
Development cost incurred	36,898	75	734	809	37,707	939
Net change due to purchases and sales of minerals in place	−	−	−	−	−	−
Net change due to extensions, discoveries and improved recovery related costs	13,360	221	−	221	13,581	−
Revisions of previous quantity estimates	26,369	119	1,413	1,533	27,902	161
Net change in prices, transfer prices and in production costs	160,586	9	2,345	2,354	162,940	1,575
Changes in estimated future development costs	(50,665)	(98)	(461)	(559)	(51,224)	(80)
Accretion of discount	12,145	45	242	287	12,433	186
Net change in income taxes	(29,474)	(58)	(6)	(64)	(29,538)	(293)
Other - unspecified	−	(29)	79	50	50	608
Cumulative translation adjustments	(12,738)	(33)	(280)	(313)	(13,051)	(197)
Balance at December 31, 2017	203,220	404	5,196	5,599	208,819	4,127

	Consolidated					Equity Method Investees
	Brazil	Abroad			Total
		South America	North America	Total Abroad
Balance at January 1, 2016	140,990	3,973	2,877	6,850	147,840	1,685
Sales and transfers of oil and gas, net of production cost	(63,242)	(1,238)	(1,524)	(2,762)	(66,004)	(733)
Development cost incurred	42,342	622	523	1,145	43,487	1,374
Net change due to purchases and sales of minerals in place	−	(3,860)	−	(3,860)	(3,860)	(189)
Net change due to extensions, discoveries and improved recovery related costs	4,353	−	1,709	1,709	6,062	236
Revisions of previous quantity estimates	4,225	−	785	785	5,010	854
Net change in prices, transfer prices and in production costs	(95,372)	−	(2,681)	(2,681)	(98,053)	(1,682)
Changes in estimated future development costs	32,372	−	814	814	33,186	(65)
Accretion of discount	14,099	572	290	862	14,961	184
Net change in income taxes	31,044	−	(4)	(4)	31,040	217
Other – unspecified	−	(2)	(66)	(68)	(68)	59
Cumulative translation adjustments	10,644	279	202	481	11,125	118
Balance at December 31, 2016	121,455	346	2,925	3,271	124,726	2,058

	Consolidated					Equity Method Investees
	Brazil	Abroad			Total
		South America	North America	Total Abroad
Balance at January 1, 2015	406,613	2,532	7,739	10,271	416,884	3,025
Sales and transfers of oil and gas, net of production cost	(57,037)	(1,845)	(1,329)	(3,174)	(60,211)	(818)
Development cost incurred	47,906	1,486	1,310	2,796	50,702	1,420
Net change due to purchases and sales of minerals in place	(113)	(191)	−	(191)	(304)	−
Net change due to extensions, discoveries and improved recovery related costs	21,499	1,068	−	1,068	22,567	1,606
Revisions of previous quantity estimates	(97,550)	6	(2,161)	(2,155)	(99,705)	441
Net change in prices, transfer prices and in production costs	(610,081)	499	(9,258)	(8,759)	(618,840)	(5,728)
Changes in estimated future development costs	(22,904)	(1,221)	1,775	554	(22,350)	(399)
Accretion of discount	40,661	517	1,035	1,552	42,213	429
Net change in income taxes	226,167	220	305	525	226,692	1,110
Other – unspecified	−	(133)	303	170	170	599
Cumulative translation adjustments	185,829	1,035	3,158	4,193	190,022	−
Balance at December 31, 2015	140,990	3,973	2,877	6,850	147,840	1,685
*Includes the amount of R$ 5,649 relating to assets classified as held for sale in 2017.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.
Apparent differences in the sum of the numbers are due to rounding off.

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE PETROBRAS STATUTORY AUDIT COMMITTEE – FISCAL YEAR 2017

The Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

1. Introduction

The Statutory Audit Committee ("CAE" or "Committee") is a permanent body directly under the Board of Directors of Petróleo Brasileiro S.A. – Petrobras ("Company"), governed by CVM Instruction No. 308, dated of May 14, 1999, as amended by CVM Instruction No. 509, dated of November 16, 2011, and other applicable regulations, including the Sarbanes-Oxley Act ("SOx") and rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"), with its own Internal Rules ("Rules").

The purpose of the Statutory Audit Committee is to advise the Board of Directors in the exercise of their duties, working primarily on (i) the quality, transparency, and integrity of individual and consolidated financial statements (hereinafter the "financial statements"); (ii) the effectiveness of internal control processes for the production of financial reports; and (iii) the performance, independence, and quality of the work by Independent Auditors and Internal Auditors.

In fulfilling its responsibilities, the CAE is not responsible for planning or conducting audits or any assertion on the completeness and accuracy of the Company's financial statements, or are presented in accordance with the accounting practices adopted in Brazil issued by the Committee on Accounting Standards (Comitê de Pronunciamentos Contábeis) – CPC and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). This is the responsibility of Management and the independent auditors. In fulfilling its responsibilities as described in its Internal Rules, the CAE members are not performing the duties of auditors or accountants.

The CAE is currently composed of the following Board of Directors members: Jerônimo Antunes (Chair), Marcelo Mesquita de Siqueira Filho and Durval José Soledade Santos, whereas Board member Jerônimo Antunes is the CAE’s financial and corporate accounting expert, as provided for in Brazilian and American law.

It should be noted that all current CAE members meet the independence criteria set forth in Law No. 13,303/16, article 22, paragraph 1, and CVM Instruction n° 308/99, article 31-C, paragraph 2, as amended by CVM Instruction No. 509/11, as well as the independence criteria required by American law as applicable to Petrobras and by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC).

2. Duties and Responsibilities

2.1 Company Management

Company Management is responsible for: (i) defining and implementing processes and procedures whose purpose is to collect data in the preparation of the financial statements, in compliance with corporate law, the accounting practices adopted in Brazil plus the practices issued by the IASB, the relevant regulatory acts of the Securities and Exchange Commission of Brazil ("CVM") and, because it is listed on the New York Stock Exchange, the standards issued by the SEC and the SOx; (ii) preparing and ensuring the integrity of financial statements, managing risks, maintaining an effective system of internal controls, and enforcing compliance of activities to meet legal and regulatory standards, and (iii) internal control processes, policies, and procedures that ensure the safeguard of assets, the timely recognition of liabilities, and the elimination or reduction to acceptable levels of risk factors.

2.2 Internal Audit

Internal Audit, which is directly subordinated to the Board of Directors, is technically supervised by the Statutory Audit Committee, and is responsible for carrying out periodic works focused on major risks, broadly and independently evaluating the actions to manage those risks and the adequacy of governance and internal controls, covering the areas and activities that present the most sensitive risks to Petrobras’ operations and strategy.

2.3 Independent Audit

Since  May 2017, KPMG is responsible for the independent audit of the annual financial statements published and for the review of quarterly information (ITRs) filed with CVM, issuing reports that reflect the result of its findings and present its independent opinion on the reliability of financial statements in relation to the accounting practices adopted in Brazil issued by the Committee on Accounting Standards (Comitê de Pronunciamentos Contábeis) – CPC and with the International Financial Reporting Standards (IFRS) , issued by the International Accounting Standards Board (IASB), in addition to compliance to CVM rules, the provisions in Brazilian corporate law, and American regulations applicable to Petrobras.

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE PETROBRAS STATUTORY AUDIT COMMITTEE – FISCAL YEAR 2017

2.4 Compliance and Internal Controls

The current Executive Office of Governance and Compliance ("DGC") started activities in 2015, and its mission is to ensure compliance with processes and mitigate risks, among which the risk of fraud and corruption, enforcing compliance to laws, norms, standards, and internal and external and rules.

The Executive Department for Compliance, which is part of DGC, is tasked with planning, steering, coordinating and assessing control and compliance activities, and reduction of fraud and corruption risks, reporting to Senior Management on compliance actions and results throughout the Petrobras System.  The investigation and examination of complaints is attribution of the General Management of Examination of Complaints.

Since creation in late 2014 of the Executive Office of Governance, Risk and Compliance ("DGRC” – currently Executive Office of Governance and Compliance, "DGC"), numerous actions have been implemented in Petrobras in order to ensure process compliance and risk reduction, in addition to enforce compliance with laws, norms, standards, and regulations, both internal and external to the Company.  In this sense, over 2017, the following stand out as important measures of improvement in governance and controls, as well as external awards in recognition of these measures:

1)

the creation of the non-statutory function of Deputy Director of Governance and Compliance on June 12, 2017: this measure was another step forward in the Company's governance system, since the Deputy Director is able to concentrate his focus on internal actions, especially those linked to demands for internal controls, corporate and corporate governance, as well as prevention and investigation.

2)

the publication of the Annual Chart of Public Policies and Corporate Governance, on June 29, 2017, in compliance with Law 13,303 / 16, Decree 8.945 / 16 and the State Governance Highlight Program of B3. This letter is intended for the general public and summarizes the main information regarding commitments to the achievement of public policy objectives, activities developed, control structure, economic-financial data, risk factors, policies and practices of corporate governance, and description of the composition and remuneration of the Company's management.

3)	the achievement of the Certification in the Prominence Program in State Governance granted by B3 (former BM & F Bovespa), on August 08, 2017.
4)

the "Board of Directors" Prize, awarded on September 14, 2017, in the 3rd edition of the "Empresas Mais Award", which is a partnership between Grupo Estado Journal , the University Institute of Administration Foundation (FIA) and the credit rating agency Austin, in which Petrobras was chosen as the winner in the Board of Directors. "Empresas Mais" analyzes a database of 1,500 companies and takes into account the economic performance of the business and also initiatives in corporate governance.

5)	adhesion to B3's special Corporate Governance Level 2 segment on October 26, 2017, with the respective statutory changes for this adhesion approved by the Shareholders' Meeting on December 15, 2017.
6)

On October 11, 2017, the achievement of the maximum grade in the Governance Index IG-SEST, prepared by the Secretariat of Coordination and Governance of State Enterprises - SEST, of the Ministry of Planning, Development and Management, with the results verified in its First Evaluation Report, in which the company obtained a grade 10.0, reaching Level 1 of governance.

7)	Transparency Trophy 2017, granted by the National Association of Executives of Finance, Administration and Accounting (Anefac) for the quality of Petrobras' financial statements for 2016.

2.5 Risk Management and Monitoring

The Executive Management of Corporate Risk, subordinated to the Executive Office for Strategy, Organization and Management System, is responsible for strengthening the integrated outlook of the business risks within the Petrobras System by identifying, assessing, monitoring and managing relevant risks, together with the different areas and companies in the Petrobras System.

2.6 Governance

The Executive Management of Governance is subordinated to the Deputy Board of Governance and Compliance, being responsible for ensuring compliance with Petrobras corporate governance models, as well as ensuring the administration of Petrobras' decision-making process, as well as  planning, performance evaluation and corporate optimization of the companies of the Petrobras System.

2.7 Ombudsman and Whistleblowing Channel

The General Ombudsman of Petrobras is subordinated to the Board of Directors, acting with independence, impartiality and confidentiality. It is responsible for the presentation and management of complaints received and processed, as well as requests made to the Citizen Information Service (Serviço de Informação ao Cidadão - SIC); reporting on its activities to the Board of Directors, through the Statutory Audit Committee, and to the Executive Board of Petrobras.

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE PETROBRAS STATUTORY AUDIT COMMITTEE – FISCAL YEAR 2017

The General Ombudsman of Petrobras is a direct channel between Petrobras' various publics of interest and top management. Complaints, including anonymous complaints, are received through a system supplied by a contractor company “Contato Seguro”, which guarantees the confidentiality required.

2.7 Related-party transactions

The Statutory Audit Committee is in charge of assessing and monitoring together with Management and Internal Audit, the appropriateness of transactions with related parties carried out by the Company, as well as reviewing quarterly the summary of transactions with related parties by Petrobras involving the latter’s Executive Officers, Board members, as well as the spouse or direct or collateral relatives up to the third degree and, by affinity, up to the second degree, of said administrators, plus companies that employ any of its Executive Officers or Board members, in addition to any other related party relationship that is relevant, as defined by CVM and the SEC.

Since December 15, 2016, upon the Board of Directors’ approval of the revision of Petrobras’ Policy on Related Party Transactions, the CAE Internal Rules were changed so the Committee, besides assessing and monitoring transactions with related parties, prior assess those transactions that meet the materiality criteria set out in CVM Instruction 480/09, pursuant to the revision of the Policy on Related Party Transactions.

3. Summary of Activities in 2017 and 2018

In the period from March 15, 2017 (first ordinary meeting of the CAE after review of the Financial Statements of 2016) to March 12, 2018 (ordinary meeting of the CAE together with the Financial Committee and the Fiscal Council to examine the Financial Statements of 2017), Petrobras' Statutory Audit Committee held 42 meetings, which included 257 guidelines, involving Board Members, Fiscal Advisers, Members of the Special Investigation Committee, Executive Directors, Executive Managers, Ombudsman, Internal Auditors, Independent Auditors, Internal and External Lawyers and members of Audit Committees of companies of the Petrobras System, as follows:

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE PETROBRAS STATUTORY AUDIT COMMITTEE – FISCAL YEAR 2017

The Committee prepared the Annual Schedule for the fiscal year of 2018, including the guidelines and respective areas that comply with this Committee's regulatory obligations. This schedule allows, in advance, the planning and preparation of the matters to be assessed by the Committee, which must be sent by the areas with at least seven days in advance of the date of the meeting, unless specifically authorized by the Chairman of this Committee, as provided in item 6.3 of the Internal Regulation, approved by the Board of Directors on February 28, 2018. The Annual Schedule including the guidelines was formally forwarded to the responsible areas on February 5, 2018.

3.1 Independent Audit

Ten meetings were held to examine ten guidelines that addressed, among other topics, (i) the planning and execution of audit work on the quarterly and annual financial statements for the 2017 fiscal year, (ii) learn the nature, time and extent of the main audit procedures of selected and the materiality adopted, (iii) the audit risk analysis conducted, (iv) the significant deficiencies identified in the risk assessment of internal controls, (v) the points of attention identified and (vi) the conclusions of their audit tests. Information confirming the independence of auditors and the absence of conflicts of interest in work other than the auditing of the financial statements was also gathered.

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE PETROBRAS STATUTORY AUDIT COMMITTEE – FISCAL YEAR 2017

Additionally, the so-called Main Audit Topics were discussed with the independent auditors, reported in the Independent Auditor’s Report, namely: (i) "Operation Car Wash" and its consequences to the Company; (ii) Legal proceedings and contingencies; (iii) Impairment of assets; (iv) Employee benefits; (v) Accounts receivable – Electrical sector; (vi) Cash flow hedge accounting – Estimate of future exports and (vii) Provision for decommissioning costs.

3.2 Accounting and Tax

Twenty-four guidelines were assessed over fourteen meetings, whose object were the quarterly and annual financial statements for the 2017 fiscal period, addressing the main accounting practices adopted, accounting estimates made, plus the presentations of financial standing, financial results, cash flows and added value, and the explanatory notes to the financial statements. These items also involved the following areas in addition to Independent Audit: Legal, Compliance (Internal Controls) and Internal Audit.

The possible accounting effects in the financial statements as of 2017 and subsequent, regarding the changes resulting from the new pronouncements IFRS 9 - Financial Instruments, IFRS 15 - Revenue from Contracts with Customers (both effective on January 1, 2018) and IFRS 16 - Leases (effective on January 1, 2019), were analyzed and discussed by the CAE with those responsible for Accounting and Tax.

3.3 Internal Audit

Since September 2016, the Executive Manager of Internal Audit participates as a permanent guest in all CAE meetings.

Sixteen guidelines under Internal Audit’s responsibility were addressed in eleven meetings, during which the Statutory Audit Committee was informed of the points of attention and recommendations arising from the work of Internal Audit, and followed up on the corrective actions adopted by Management. These items addressed the quarterly and annual reports of Internal Audit work (RAINT), the Internal Audit Activity Plan (PAINT), the necessary actions for the ongoing process for Quality Assessment of the Internal Audit, in accordance with the International Auditing Standards (IIA), as well as the improvement of testing of SOx controls at Petrobras and its main subsidiaries.

In order to allow effective and adequate follow-up of the activities carried out by the Internal Audit, the CAE determined that, after the closing of each of its work, the Internal Audit requests a formal compulsory evaluation of the Executive Manager or the General Manager, responsible for the audited area, according to the issues previously agreed with this Committee, as a way to maintain an independent channel of the Executive Management audited directly with the CAE, to report any criticism or praise on the work of the Internal Audit.

These evaluations are confidential and with exclusive access to the area that advises the Committee in its activities, by delegation of the CAE, and the results are periodically consolidated and forwarded to the CAE members, with consolidated and periodic feedback to the Internal Audit, without identification of the opinions of the evaluators. For evaluations that, in the opinion of the CAE members, demand clarification or complements of information, or arbitration of possible conflicts of opinions, the evaluators are invited to participate in private meetings with the members of the CAE for further analysis and discussions with the Executive Manager of Internal Audit.

The practice of evaluating Internal Audit is one of the items foreseen in the Quality Certification Program of the Institute of Internal Auditors, which aims at the continuous improvement of the administration of the processes of this area to meet the expectations of the clients and deliver services that add value to your process and to the Company.

3.4 Compliance and Internal Controls Systems

Thirty-four guidelines were presented in sixteen meetings, whereas the following topics were subject to monitoring and recommendations, among others: (i) action plan regarding the points of attention and remediation of significant deficiencies reported in the 2017 Reference Form - 2016 fiscal year - filed with CVM (corresponding to the "Material Weaknesses” reported in the 2017 20-F Form - 2016 fiscal year - filed with the SEC), with rigorous monitoring by CAE on a monthly or weekly basis; (ii) internal control system; (iii) SOx/CVM risks; (iv) Integrity Due Diligence Process; and Quarterly reports on the activities of the Executive Management of Compliance (recently transformed into the named "Report of Activities of the Executive Offices Compliance, Governance and Examination of Complaints".

3.5 Risk Management and Monitoring

Ten Risk Management and Monitoring items were discussed over 9 meetings, with involvement of other company areas such as: Investor Relations, Governance, Compliance (Internal Controls) and Accounting and Tax. These items addressed the following subjects, among others: (i) governance for tax risks; (ii) fraud and corruption risk management matrix; (iii) inventory of SOx/CVM risks; (iv) review and update process for the risk factors included in the Reference Form and the 20-F Form; (V) map of strategic risks, labor risks and risk appetite; and (vi) mitigating measures for each of the risk factors of the fraud risk management matrix,  addressed in monthly guidelines in the Committee.

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE PETROBRAS STATUTORY AUDIT COMMITTEE – FISCAL YEAR 2017

3.6 Governance

Sixteen Governance guidelines were discussed during 12 meetings, involving other areas of the Company (such as: Legal,  business areas  named GIA-RGN, GIA-E & P, among others), for appreciation of topics such as: Petrobras System companies panorama; Annual Charter Public Policies and Corporate Governance 2016; application of Petrobras' limits of action matrix to the tax credits reduction processes; change in the table of limits of competence and delegation of authority; revision of the Corporate Reference Chart (TRS) for the managers indicated in the companies of the Petrobras System; proposal for the creation of Single CAE for the companies of the Petrobras System, in compliance with Law 13,303/16 and Decree 8,945 /16; plan for compliance with CVM Instruction 586/17 and the Brazilian Code of Corporate Governance; and revision of the Internal Regulations of the CAE.

3.7 Ombudsman and Whistleblowing Channel

Ten guidelines were addressed in nine meetings, in which very high and high risk complaints and quarterly reports covering all activities, complaints, and actions taken were presented in detail, as well as the revision of the Petrobras Ombudsman Policy and Guidelines. It should be noted that the quarterly report of the General Ombudsman's Office to the CAE, of the whistleblowing received by Petrobras'  direct channel, with a chapter dedicated to detailing the allegations of fraud and corruption, has the intention  to comply with the provisions of article 24, paragraph 2 of the Law 13,303/2016.

3.8 Related-party transactions

Fourteen meetings were held, assessing sixteen guidelines on transactions with related parties, including the revision of the Policy on Related Parties and, according to item 5.1 of the Internal Regulations of the Committee, the prior analysis of transactions with related parties that meet the criteria established in the Related Party Transactions Policy approved by the Board of Directors. In compliance with this requirement, the CAE had 10 guidelines (from a total of 16) for prior analysis of transactions with related parties, whose process has been improved and now has certifications related to commutativity and isonomy of the transaction, signed by Management (responsible for transaction) and by the Executive Management of Investor Relations, ensuring that the transactions followed the same procedures that govern the transactions with third parties that are not related parties and that were celebrated in compliance with market conditions.

3.9 Other activities

The Statutory Audit Committee met with the main executives of the Company and its main subsidiaries, in order to learn of the key business strategies and monitor the operating and systemic improvements to strengthen the processing and security of transactions.

The CAE also assessed guidelines on: (i) a semiannual update on the activities of the Executive Management, Intelligence and Corporate Security, which is responsible for normative activities and execution of intelligence, investigation, corporate security, information security and patrimonial security; (ii) actuarial assumptions of Petrobras and Petros Foundation, with actuarial experts and independent auditors; (iii) appraisal of the financial statements, activities and improvements of the internal controls and governance in progress of the Petros Foundation; and (iv) monitoring the implementation by the responsible areas of Petrobras of the recommendations of the Special Investigation Committee (with bimonthly guidelines in the presence of EY - Ernst & Young and TRW - Trench, Rossi and Watanabe Lawyers and Gibson Dunn), totaling 121 other activities.

Among other CAE activities, we mention meetings with the Finance Committee on the Financial Statements, and with the Audit Committee, where accounting issues were addressed such as impairment and hedge accounting; and meetings with the Safety, Environment and Health Committee, which addressed topics related to HSE indicators; integrated reporting, DJSI - Dow Jones Sustainability Index, ISE Bovespa, reports on HSE internal audits; and reports of serious accidents and fatalities in the Company.

The CAE also held meetings with the Strategic Committee and the Finance Committee, in which the following guidelines were considered: "Monitoring of the Portfolio of Divestment Projects", "Equalization of the Deficit of the Petros Plan Petrobras System (PPSP)", "Petrobras' bylaws: Definition of Public Interest "," Agreement with the Ministry of Finance of the Republic of Angola for Fiscal Regularization "and" Plans of Action of the Executive Managements Marketing and Commercialization, Acquisitions and Divestments, Supply of Goods and Services, Strategy, Communication, Controllership and Finance. "

Seeking continuous improvement and excellence in the processes, tools and activities of the CAE, for the third consecutive year, the Committee conducted a self-assessment of CAE maturity, which result will be presented to Petrobras' Board of Directors.

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE PETROBRAS STATUTORY AUDIT COMMITTEE – FISCAL YEAR 2017

4 Audit Committee Communications

4.1 Board of Directors

The Statutory Audit Committee reports monthly to the Board of Directors meetings, the issues discussed in its meetings, its positions and requests made to the different areas of the Company, as well as monitoring results of the activities by Internal Auditors, Independent Auditors, Related-party transactions, the Executive Management of Compliance (Internal Controls), Corporate Governance, Corporate Risks and General Ombudsman’, as well as the ones related to the whistleblower channel.

In addition, CAE issues specific recommendations to the Board of Directors on items submitted for resolution by this collegiate as part of its statutory duties, as well as presents summarized and detailed reports regarding its annual activities, of which the summarized report is incorporated to the financial statements.

4.2 Senior Management - Executive Board and Executive Managers

In all meetings held by the Statutory Audit Committee, the Executive Offices involved in the topics to be discussed are invited and indicate the participation of the Executive Managers or General Managers for the areas in charge of the items to be addressed.

In addition, the Executive Offices and Executive Departments submit items to the CAE, as relevant to the duties of this Committee, referring to issues to be submitted for assessment and final decision by the Board of Directors, so that the Committee can examine them and issue its recommendation to the Board.

4.3 Executive and General Managements

Whenever necessary, during the meetings the Audit Committee members issue recommendations/requests to the Executive Managements or General Managements through emails copying their respective Officers. The average of recommendations/requests is 7.8 per meeting. Accordingly, the Committee implemented a procedure to control the recommendations and their respective status are reported to its member on a monthly basis. The recommendations that are not met in a timely fashion are addressed to the Internal Audit in order to control and monitor them until their closing.

5. Recommendations to the Executive Officers

Among other recommendations, the Statutory Audit Committee recommended to the Executive Board to include in its regular meetings the monitoring of progress in measures to eliminate Material Weaknesses in internal controls identified in the fiscal year ending on December  31, 2016, as well as monitoring any new obstacles identified, including efforts to advance the deadlines for completion of their treatment; and to arrange for the necessary resources to implement the following Action Plans and policies highlighted below:

- Remediation Plan of Material Weaknesses;

- Harmonization of corporate policies between the holding and wholly-owned subsidiaries and controlled companies, regarding policies, Ombudsman performance and assessment standards, Internal Audit, HSE, Human Resources, Compliance, Legal, and Information Technology;

-Information Technology

- Completion and Implementation of the Work Plan for Review of Judicial and Administrative Litigation Classification Methodology, to be executed jointly by the Legal, Accounting and Tax, Internal Audit, and Corporate Risks departments, with its respective spread to the Petros Foundation and to the other companies of the Petrobras group.

- Review of the Petrobras Integrity System, improving the investigation process of complaints of fraud, corruption, nepotism, conflict of interests and CIA - Internal Evaluation Committee, promoting continuous improvement, with no damage o best practices and provisions of local and international regulatory bodies, implementing process improvements, technology and training of personnel, with actions to be implemented in accordance with the updated schedule, mainly those that depended on the approval of the Board of Directors, such as 1) Continuous monitoring of e-mail; 2) Analysis of equity evolution; and 3) Changes in the Correction Committee.

- Implementation of recommendations from the Special Investigation Committee, with an effort to anticipate deadlines.

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE PETROBRAS STATUTORY AUDIT COMMITTEE – FISCAL YEAR 2017

- Streamlining process (defining attributions, flow of information, calendar of meetings, review of the annual calendar of CAE guidelines and other necessary requirements) for full compliance with Circular Letter 575/2017 of the Ministry of Planning, Development and Management, which regulates the attributions of federal state-owned enterprises, as sponsors of pension plans, in the supervision and systematic supervision of the activities of their respective Closed Entities of Complementary Pension Plans (EFPC), addressing the responsibilities of the Board of Directors in relation to the performance of audits in the EFPC and the responsibilities of the Board of Executive Officers in relation to the action plan for correcting nonconformities identified in audits, among others.

The Statutory Audit Committee believes that the topics highlighted in "Recommendations" above, as well as all the dozens of other recommendations formulated during the period covered by this report of activities of the EBD - whose Plans of Action are concluded or are in progress - were surrounded by satisfactory mitigation procedures aimed at minimizing possible risks of internal controls that could impact the financial statements for the fiscal year ended December 31, 2017.

6. Conclusions and recommendation to the Board of Directors

The Statutory Audit Committee members, in the exercise of their duties and legal responsibilities, has completed the examination and analysis of the Financial Statements, together with the Independent Auditor’s Report and the Annual Management Report for the fiscal year ending on December 31, 2017 (“2016 Annual Financial Statements").

Considering all the assessment, studies and discussions carried out during the meetings and the monitoring and supervision work carried out by the CAE - aforementioned described in summarized form - as well as due to the information provided by the Petrobras Management and by KPMG Independent Auditors, the members of the Statutory Audit Committee believe that all relevant facts are properly disclosed in the Management Report and in the audited Financial Statements as of December 31, 2017, in Annual Report 2017 and in Sustainability Report 2017,

recommends its approval by the Board of Directors.

Rio de Janeiro, March 12, 2018.

____________________________________

Jeronimo Antunes

Chair, Statutory Audit Committee

Financial and corporate accounting expert

____________________________________

Marcelo Mesquita de Siqueira Filho

Member, Statutory Audit Committee

____________________________________

Durval Jose Soledade Santos

Member, Statutory Audit Committee

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE FISCAL COUNCIL – FISCAL YEAR 2017

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory responsibilities, at a meeting held on this date, examined the following documents issued by Petrobras: I - 2017 Annual Report; and ii) - the Financial Statements for the year ended December 31, 2017.

Based on the examinations carried out, considering the accounting practices adopted by the Company, the information provided by Management, as well as the Unqualified Opinion of KPMG Auditores Independentes dated on 03/14/18, the Fiscal Council, believes that the documents presented are able of being appraised at the Shareholders’ General Meeting of Petrobras, with dissenting votes of the members Reginaldo Ferreira Alexandre and Walter Luis Bernardes Albertoni.

Rio de Janeiro, Brazil

March 14, 2018

Marisete Fátima Dadald Pereira

Chair

Adriano Pereira de Paula

Member

Eduardo Cesar Pasa

Member

Reginaldo Ferreira Alexandre

Member

Walter Luís Bernardes Albertoni

Member

Antonio Roberto da Silva

Technical Advisor

CRC/RJ- 0550 19/0-5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

___________________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer